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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted with the Securities and Exchange Commission on January 3, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FTS International, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	30-0780081 (I.R.S. Employer Identification Number)

777 Main Street, Suite 2900
Fort Worth, Texas 76102
(817) 862-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, Texas 76102
(817) 862-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Charles T. Haag
Jones Day
2727 North Harwood Street
Dallas, Texas 75201
(214) 220-3939

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, or the Securities Act.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 3, 2017

P R E L I M I N A R Y    P R O S P E C T U S

             Shares

FTS International, Inc.

Common Stock

        This is the initial public offering of shares of common stock of FTS International, Inc. We are selling             shares of our common stock.

        We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the             under the symbol "             ."

        We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 13 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional information regarding total underwriter compensation.

        The underwriters may also exercise their option to purchase up to an additional             shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about                  , 2017.

The date of this prospectus is                  , 2017.

        We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. We and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information in this prospectus or in any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

        References to oil prices are to the spot price in U.S. Dollars per barrel of West Texas Intermediate, or WTI, an oil index benchmark used in the United States. References to natural gas prices are to the spot price in U.S. Dollars per one thousand cubic feet of natural gas using the Henry Hub index, a natural gas benchmark used in the United States.

Reverse Stock Split and Conversion

        Immediately before this offering we will (1) effect a            :            reverse stock split and (2) amend and restate our certificate of incorporation to provide that all shares of our Series A convertible preferred stock, or our convertible preferred stock, upon the completion of an initial public offering, will be converted into issued and outstanding common stock at a fixed exchange ratio of             :            . Following the reverse stock split and conversion, our authorized capital stock will consist of            shares of common stock and            shares of preferred stock and            shares of common stock will be outstanding. In connection with this offering, we will issue an additional            shares of new common stock and, immediately following this offering, we will have            total shares of common stock outstanding.

 PROSPECTUS SUMMARY

        This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        Unless the context requires otherwise, references in this prospectus to "FTS International," "Company," "we," "us," "our" or "ours" refer to FTS International, Inc., together with its subsidiaries.

Our Company

        We are one of the largest providers of hydraulic fracturing services in North America based on both active and total horsepower of our equipment. Our services enhance hydrocarbon flow from oil and natural gas wells drilled by exploration and production, or E&P, companies in shale and other unconventional resource formations. Our customers include large, independent E&P companies, such as Devon Energy Corporation, EOG Resources, EP Energy Corporation, EQT Production Company and Newfield Exploration Company, that specialize in unconventional oil and natural gas resources in North America. We operate in the most active major unconventional basins in the United States, including the Permian Basin, the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale.

        We currently have 1.6 million total hydraulic horsepower across 32 fleets, of which 17 were active at the end of 2016. We have experienced an increase in demand for our services and have recently committed three additional fleets to begin working in January 2017. We intend to use a portion of the proceeds from this offering to reactivate additional fleets in 2017 and 2018. We have in-house manufacturing and maintenance capabilities that allow us to produce, maintain and reactivate our equipment at a lower cost than many of our competitors. The following map shows the basins in which we operate and the number of fleets operated in each basin as of December 2016.

        Our industry experienced a significant downturn beginning in late 2014 as oil and natural gas prices dropped significantly. The downturn materially impacted our results in 2015 and 2016, primarily due to reduced activity levels and lower pricing for our services. Recently, however, we have seen a rebound in the demand for our services as oil prices have more than doubled since the 12-year low of $26.19 in February 2016, reaching $54.01 in December 2016. Starting in the third quarter of 2016, we have also been able to obtain higher prices for our services, reversing a downward trend that accompanied the decrease in commodity prices.

        We capitalized on the downturn by implementing measures to reduce our cost of operations and to improve the efficiency of our operations. As a result, we have been able to increase our productivity by approximately 19% compared to 2014, as measured by average stages per fleet. We believe these cost reductions and efficiency improvements will continue even as activity levels increase.

        The graphs below show our activity level, as measured by the number of stages completed per quarter, and our efficiency level, as measured by average stages per fleet per quarter.

        Our large scale and basin diversity allows us to provide leading technological solutions to our customers. We are focused on identifying new technologies aimed at: increasing fracturing effectiveness for our customers; reducing the operating costs of our equipment; and enhancing the health, safety and environmental, or HSE, conditions at our well sites. We have a number of ongoing initiatives that build on industry innovations and data analytics to achieve these technology objectives and also conduct research and development activities through a strategic partnership with a third-party technology center.

Industry Overview and Trends

        The principal factor influencing demand for hydraulic fracturing services is the level of horizontal drilling activity by E&P companies in unconventional oil and gas reservoirs. Over the last decade, advances in drilling and completion technologies, including horizontal drilling and hydraulic fracturing, have made the development of North America's oil and natural gas shale formations economically attractive. As a result, there was a dramatic increase in the development of oil- and natural gas-producing basins in the United States and a corresponding increase in the demand for hydraulic fracturing services.

        The significant decline in oil and natural gas prices that began in the third quarter of 2014 resulted in a reduction in horizontal drilling activity. According to Baker Hughes, Inc. the horizontal rig count dropped approximately 76% from 1,336 at the end of December 2014 to a low of 314 in May 2016. The reduced drilling activity led to a reduction in demand for hydraulic fracturing services and has resulted in increased competition and lower prices for hydraulic fracturing services. As commodity prices have recovered in 2016, E&P companies in the United States are beginning to increase their level of drilling, resulting in an uptick in demand for hydraulic fracturing services.

        Technological advances in oil and gas extraction since 2014 have increased the efficiency of E&P companies. In particular, drilling speeds have increased dramatically, allowing rigs to drill longer laterals in fewer days. The longer lateral lengths increase the demand on pressure pumping services relative to the rig count as evidenced by significant increases in both the number of stages per well and the amount of proppant used per well, particularly in recent years. As a result, E&P companies are able to complete more stages using fewer rigs and many analysts expect that total stages completed will surpass 2014 levels at a significantly lower corresponding rig count.

        In November 2016, certain oil producing nations and the Organization of the Petroleum Exporting Countries, or OPEC, agreed to cut the production of crude oil. These cuts, combined with already falling levels of crude oil production, are expected to result in an increase in crude oil prices. As a result, U.S. E&P companies have begun to increase their level of drilling and, hence, the demand for hydraulic fracturing services has begun to increase from the lows seen in mid-2016.

        We believe the foregoing trends and events will further increase utilization and pricing of our hydraulic fracturing services.

Competitive Strengths

        We believe that we are well positioned because of the following competitive strengths:

Large scale and leading market share across the most active major U.S. unconventional resource basins

        With 1.6 million total hydraulic horsepower in our fleet, we are one of the largest hydraulic fracturing service providers in North America based on both active and total horsepower of our equipment. We are one of the top-three hydraulic fracturing companies in some of the most active basins in the United States, including the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. We also have an extensive, long-standing presence in the Permian Basin. According to an industry report from December 2016, these basins will account for more than 75% of all new wells drilled in 2017 and 2018.

        This geographic diversity reduces the volatility in our revenue due to basin trends, relative oil and gas prices, adverse weather and other events. Our five hydraulic fracturing districts enable us to rapidly reposition our fleets based on demand trends among different basins. Additionally, our large market share in each of our operating basins allows us to spread our fixed costs over a greater number of fleets. Furthermore, our large scale strengthens our negotiating position with our suppliers and our customers.

Pure-play, efficient hydraulic fracturing services provider with extensive experience in U.S. unconventional oil and gas production

        Our primary focus is hydraulic fracturing. For the nine months ended September 30, 2016, 92% of our revenues came from hydraulic fracturing services. Since 2010, we have completed more than 130,000 fracturing stages across the most active major unconventional basins in the United States. This history gives us valuable experience and operational capabilities at the leading edge of horizontal well completions in unconventional formations.

        We designed all of the hydraulic fracturing units and much of the auxiliary equipment used in our fleets to uniform specifications intended specifically for work in oil and gas basins requiring high pressures and high levels of sand intensity. In addition, we use proprietary pumps with fluid-ends that are capable of meeting the most demanding pressure, flow rate and proppant loading requirements encountered in the field.

        We believe our focus on hydraulic fracturing provides us the expertise and dedication to run our fleets in 24-hour operations, in contrast to several of our competitors that run their fleets in 12-hour operations. As a result, we have the opportunity to complete more stages per day than such competitors. In addition, rather than perform "spot work," we prefer to dedicate each of our fleets to a specific customer for a set period of time, such as six months, in exchange for specified minimum volume commitments and indexed pricing. These arrangements allow us to increase the number of days per month that our fleet is generating revenue and allow our crews to better understand customer expectations and improve efficiency and safety.

In-house manufacturing, equipment maintenance and refurbishment capabilities

        We manufacture and refurbish many of the components used by our fleets, including all of the consumables, such as fluid-ends. In addition, we perform substantially all the maintenance, repair and servicing of our hydraulic fracturing fleets. We believe our cost to produce components is significantly less than the cost to purchase comparable quality components from third-party suppliers. In addition, we believe our ability to manufacture fluid-ends and power-ends and perform full-scale refurbishments on our engines and transmissions results in significant cost savings. As trends in our industry continue toward increasing proppant levels and service intensity, the added wear-and-tear on hydraulic fracturing equipment will increase the rate at which components need to be replaced for a typical fleet, increasing our long-term cost advantage versus our competitors that do not have similar in-house manufacturing capabilities.

        Our manufacturing capabilities also reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, it is not uncommon for external equipment vendors to report order backlogs of up to nine months. Our competitors may be unable to source components when needed or may be required to pay a much higher price for their components, or both, due to bottlenecks in supplier production levels. We have historically manufactured, and believe we have the capacity to manufacture, all major consumable components required to operate all 32 of our fleets at full capacity.

        Additionally, manufacturing our equipment internally allows us to constantly improve our equipment design in response to the knowledge we gain by operating in harsh geological environments under challenging conditions. This rapid feedback loop between our field operations and our manufacturing operations positions our equipment at the leading edge of developments in hydraulic fracturing design.

Uniform fleet of standardized, high specification hydraulic fracturing equipment

        We have a uniform fleet of hydraulic fracturing equipment. We designed our equipment to uniform specifications intended specifically for completions work in oil and gas basins requiring high levels of pressure, flow rate and sand intensity. The standardized, "plug and play" nature of our fleet provides us with several advantages, including reduced repair and maintenance costs; reduced inventory costs; the ability to redeploy equipment among operating basins; and reduced complexity in our operations, which improves our safety and operational performance. We believe our technologically advanced fleets are among the most reliable and best performing in the industry with the capabilities to meet the most demanding pressure and flow rate requirements in the field.

        Our standardized equipment reduces our downtime as our mechanics can quickly and efficiently diagnose and repair our equipment. Our uniform equipment also reduces the amount of inventory we need on hand. We are able to more easily shift fracturing pumps and other equipment among operating areas as needed to take advantage of market conditions and to replace temporarily damaged equipment. This flexibility allows us to target customers that are offering higher prices for our services, regardless of the basins in which they operate. Standardized equipment also reduces the complexity of our operations, which lowers our training costs. Additionally, we believe our industry-leading safety record is partly attributable to the standardization of our equipment, which makes it easier for mechanics and equipment operators to identify and diagnose problems with equipment before they become safety hazards.

Safety leader

        Safety is at the core of our operations. Our safety record for 2016 was the best in our company history and we believe significantly better than our industry peer group, based on data provided by the U.S. Bureau of Labor Statistics and ISNetworld. For the past three years, we believe our total recordable incident rate was less than half of the industry average. Additionally, for the past 18 months, our loss time incident rate was zero. Many of our customers impose minimum safety requirements on their suppliers of hydraulic fracturing services, and some of our competitors are not permitted to bid on work for certain customers because they do not meet those customers' minimum safety requirements. Because safety is important to our customers, our safety score helps our commercial team to win business from our customers. Our safety focus is also a morale benefit for our crews, which enhances our employee retention rates. Finally, we believe that continually searching for ways to make our operations safer is the right thing to do for our employees and our customers.

Experienced management and operating team

        Our management team has an extensive and diverse skill set, with an average of 24 years of professional experience. Our operational and commercial executives have a deep understanding of unconventional resource formations, with an average of 30 years of oil and gas industry experience. In addition, as a result of our pure-play focus on hydraulic fracturing and dedicated fleet strategy, our operations teams have extensive knowledge of the geographies in which we operate as well as the technical specifications and other requirements of our customers. We believe this knowledge and experience allows us to service a variety of E&P companies across different basins efficiently and safely.

Our Strategy

        Our primary business objective is to be the largest pure-play provider of hydraulic fracturing services within U.S. unconventional resource basins. We intend to achieve this objective through the following strategies:

Capitalize on expected recovery and demand for our services

        As the demand for oilfield services in the United States recovers, the hydraulic fracturing sector is expected to grow significantly. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate, or CAGR, of 31% from 2016 through 2020. As one of the largest hydraulic fracturing service providers in North America based on the active and total horsepower of our equipment, we believe we are well positioned to capitalize on the recovery of the North American oil and gas exploration market. As of December 31, 2016, we had 17 active fleets and 1.6 million total hydraulic horsepower across 32 total fleets. We have already committed three additional fleets to begin working in January 2017 and continue to receive customer interest in reactivating further fleets. In addition to repaying a portion of our indebtedness, we intend to use a portion of the proceeds from this offering to reactivate additional fleets in 2017 and 2018.

Deepen and expand relationships with customers that value our completions efficiency

        We service our customers primarily with dedicated fleets and 24-hour operations. We dedicate one or more of our fleets exclusively to the customer for a period of time allowing for those fleets to be integrated into the customer's drilling and completion schedule. As a result, we are able to achieve higher levels of utilization, as measured by the number of days each fleet is working per month, which increases our profitability. In addition, we operate our fleets on a 24-hour basis, allowing us to complete our services in less time than our competitors that run their fleets for only 12 hours per day. Accordingly, we seek to partner with customers that have a large number of wells awaiting completion and that value efficiency in the performance of our service. Specifically, we target customers whose completions activity typically involves minimal downtime between stages, a high number of stages per well, multiple wells per pad and a short distance from one well pad site to the next. This strategy aligns with many of our customers, who are trying to achieve a manufacturing-style model of drilling and completing wells in a sequential pattern to maximize effective acreage. We plan to leverage this strategy to broaden and expand our relationships with our existing customers and, in turn, attract new customers.

Capitalize on our uniform fleet, leading scale and significant basin diversity to provide superior performance with reduced operating costs

        We primarily serve large independent E&P companies that specialize in unconventional oil and natural gas resources in North America. Because we operate for customers with significant scale in each of our operating basins, we have the diversity to react to and benefit from positive activity trends in any basin. Our uniform fleet allows us to cost-effectively redeploy equipment and fleets among existing operating basins to capture the best pricing and activity trends. The uniform fleet is easier to operate and maintain, resulting in reduced downtime as well as lower training costs and inventory stocking requirements. Our geographic breadth also provides us with opportunities to capitalize on customer relationships in one basin in order to win business in other basins in which the customer operates. We intend to leverage our scale, standardized equipment and cost structure to gain market share and win new business.

Rapidly adopt new technologies in a capital efficient manner

        We have chosen to be a fast adopter of certain new technologies focused on: increasing fracturing effectiveness for our customers, reducing the operating costs of our equipment and enhancing the HSE conditions at our well sites. We help customers monitor and modify fracturing fluids and designs and conduct our fluid research and development operations through a strategic relationship with a third-party technology center. This relationship allows us to work closely with our customers to rapidly adopt and integrate next-generation fluid breakthroughs, such as our NuFlo® 1000 fracturing fluid diverter, into our product offerings.

        Recent examples of initiatives aimed at reducing our operating costs include: vibration sensors with predictive maintenance analytics on our heavy equipment; stainless steel fluid-ends with a longer useful life; high-definition cameras to remotely monitor the performance of our equipment; and proprietary chemical coatings and lubricant blends for our consumables. Recent examples of initiatives aimed at improving our HSE conditions include: dual fuel engines that can run on both natural gas and diesel fuel; electronic pressure relief systems; spill prevention and containment solutions; dust control mitigation; and leading containerized proppant delivery solutions.

Reduce debt and maintain a more conservative capital structure

        We believe that our capital structure and liquidity upon completion of this offering will improve our financial flexibility to capitalize efficiently on an industry recovery, ultimately increasing value for our shareholders. Our focus will be on the continued prudent management and reduction of our debt balances during the industry recovery. We believe this focus creates potential for significant operating leverage and strong free cash flow generation during an industry upcycle. As a result, we believe we should be able to not only make the investments necessary to remain a market leader in hydraulic fracturing, but also to continue to strengthen our balance sheet. Additionally, we believe that our growth opportunities will be organic and funded by cash flow from operations.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements;

  •
  extended transition periods for complying with new or revised accounting standards; and

  •
  the ability to present more limited financial data in this registration statement, of which this prospectus is a part.

        We will remain an emerging growth company until the earliest to occur of: (1) the end of the first fiscal year in which our annual gross revenue is $1.0 billion or more; (2) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.

        We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised accounting standards (this election is irrevocable). Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Company Information

        Our principal executive offices are located at 777 Main Street, Suite 2900, Fort Worth, Texas 76102, and our telephone number at that address is (817) 862-2000. Our website address is www.ftsi.com. Information contained on our website does not constitute part of this prospectus.

 The Offering

Common stock offered by us	shares.
Over-allotment option	We have granted the underwriters an option, exercisable for 30 days, to purchase up to an aggregate of additional shares of our common stock to cover over-allotments, if any.
Common stock outstanding after the offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.
Use of proceeds

We expect to receive approximately $        million (or approximately $        million if the underwriters' option to purchase additional shares in this offering is exercised in full) of net proceeds from the sale of the common stock offered by us, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $        million.

We intend to use the net proceeds from this offering for general corporate purposes, which will include repaying indebtedness under our Term Loan due April 16, 2021, or the Term Loan, our 6.250% Senior Secured Notes due May 1, 2022, or the 2022 Notes, and our senior secured floating rate notes due May 1, 2020, or the 2020 Notes. See "Use of Proceeds."

Dividend policy

After completion of this offering, we intend to retain future earnings, if any, for use in the repayment of our existing indebtedness and in the operation and expansion of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future following this offering.

Listing and trading symbol	We intend to apply to list our common stock on the under the symbol " ."
Directed Share Program

At our request, the underwriters have reserved up to        % of the common stock being offered by this prospectus for sale to our directors, executive officers, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors or executive officers purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus.

Risk Factors

You should carefully read and consider the information beginning on page 13 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

        Immediately before this offering we will (1) effect a            :            reverse stock split and (2) amend and restate our certificate of incorporation to provide that all shares of our convertible preferred stock, upon the completion of an initial public offering, will be converted into issued and outstanding common stock at a fixed exchange ratio of             :            . Following the reverse stock split and conversion, our authorized capital stock will consist of          shares of common stock and            shares of preferred stock and            shares of common stock will be outstanding. In connection with this offering, we will issue an additional            shares of new common stock and, immediately following this offering, we will have            total shares of common stock outstanding.

        Unless otherwise noted, all information contained in this prospectus:

  •
  Assumes the underwriters do not exercise their option to purchase additional shares;

  •
  Other than historical financial data, reflects (1)  our            :            reverse stock split and (2) the conversion of our convertible preferred stock, into shares of common stock at a fixed exchange ratio of            :            immediately prior to the consummation of this offering; and

  •
  Excludes shares of common stock reserved for issuance under the FTS International, Inc. 2014 Long-Term Incentive Plan, or the 2014 LTIP.

 SUMMARY FINANCIAL DATA

        The following tables set forth our summary historical consolidated financial data for the periods and the dates indicated. The consolidated statements of operations data for the year ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2015 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2014 are derived from consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2015 and 2016, and the consolidated balance sheet data as of September 30, 2016 have been derived from our consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

        You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
(Dollars in millions, except per share amounts and average fracturing revenue per stage)	2014	2015	2015	2016
Statements of Operations Data:
Revenue	$2,368.4	$1,375.3	$1,178.1	$379.8
Costs of revenue, excluding depreciation and amortization	1,804.9	1,257.9	1,087.3	369.7
Selling, general and administrative	206.3	154.7	129.1	51.5
Depreciation and amortization	294.4	272.4	206.9	87.5
Impairments and other charges(1)	9.8	619.9	52.2	10.7
Loss on disposal of assets, net	5.8	5.9	1.8	1.1
Gain on insurance recoveries	—	—	—	(15.1)

Operating income (loss)	47.2	(935.5)	(299.2)	(125.6)
Interest expense, net	74.2	77.2	54.8	66.1
Loss (gain) on extinguishment of debt, net	28.4	0.6	0.6	(53.7)
Equity in net loss of affiliate	—	1.4	1.0	2.6

Loss before income taxes	(55.4)	(1,014.7)	(355.6)	(140.6)
Income tax expense (benefit)(2)	1.1	(1.5)	0.1	—

Net loss	$(56.5)	$(1,013.2)	$(355.7)	$(140.6)

Net loss attributable to common stockholders	$(172.4)	$(1,158.1)	$(460.9)	$(272.7)
Basic and diluted earnings (loss) per share attributable to common stockholders	$(0.05)	$(0.32)	$(0.13)	$(0.08)
Shares used in computing basic and diluted earnings (loss) per share (in millions)	3,589.8	3,589.7	3,590.4	3,586.5
Balance Sheet Data (at end of period):
Total assets	$1,902.3	$907.4		$668.3
Total debt	$972.5	$1,276.2		$1,187.7
Convertible preferred stock(3)	$349.8	$349.8		$349.8
Total stockholders' equity (deficit)	$181.0	$(830.5)		$(971.1)

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in millions, except per share amounts and average fracturing revenue per stage)	2014	2015		2015	2016
Pro Forma Data(4):
Pro forma net loss		$			$
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders		$			$
Pro forma shares used in computing basic and diluted earnings (loss) per share (in millions)
Pro forma total debt (at end of period)
Pro forma total stockholders' equity (deficit) (at end of period)
Other Data:
Adjusted EBITDA(5)	$359.3		$(62.8)	$(61.2)		$(47.7)
Total fracturing stages	26,182		21,919	18,134		11,135
Average fracturing revenue per stage (in thousands)	$90		$59	$61		$31

(1)
In 2014, this amount related to non-essential equipment and real property we identified to sell. For a discussion of amounts recorded for the year ended December 31, 2015, and the nine month periods ended September 30, 2015 and 2016, see Note 10—"Impairments and Other Charges" in Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)
Consists primarily of state margin taxes accounted for as income taxes. The tax effect of our net operating losses has not been reflected in our results because we have recorded a full valuation allowance with regards to the realization of our deferred tax assets since 2012.

(3)
The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for any of the periods presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. At September 30, 2016, the liquidation preference of the convertible preferred stock was estimated to be $856.6 million. See Note 7—"Convertible Preferred Stock" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

(4)
Pro forma data gives effect to (1) the        :        reverse stock split, (2) the conversion of our convertible preferred stock into issued and outstanding common stock at a fixed exchange ratio of        :        , (3) the sale of      shares of common stock to be issued by us in this offering at an initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus and (4) the use of proceeds therefrom, as if each of these events occurred on January 1, 2015 for purposes of the statement of operations and September 30, 2016 for purposes of the balance sheet. See Note 17—"Unaudited Pro Forma Information" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for discussion of these pro forma amounts.

(5)
Adjusted EBITDA is a non-GAAP financial measure that we define as earnings before interest; income taxes; and depreciation and amortization, as well as, the following items, if applicable: gain or loss on disposal of assets; debt extinguishment gains or losses; inventory write-downs, asset and goodwill impairments; gain on insurance recoveries; acquisition earn-out adjustments; stock-based compensation; and acquisition or disposition transaction costs. The comparable financial measure to Adjusted EBITDA under GAAP is net income or loss. Adjusted EBITDA is used by management to evaluate the operating performance of our business for comparable periods and it is a metric used for management incentive compensation. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions, as it excludes a number of important items. In the view of management, Adjusted EBITDA is an important indicator of operating performance because it excludes the effects of our capital structure and certain non-cash items from our operating results. Adjusted EBITDA is also commonly used by investors in the oilfield services industry to measure a company's operating performance, although our definition of Adjusted EBITDA may differ from other industry peer companies.

        The following table reconciles our net loss to Adjusted EBITDA:

	Year Ended December 31,		Nine Months Ended September 30,
(In millions)	2014	2015	2015	2016
Net loss	$(56.5)	$(1,013.2)	$(355.7)	$(140.6)
Interest expense, net	74.2	77.2	54.8	66.1
Income tax expense (benefit)	1.1	(1.5)	0.1	—
Depreciation and amortization	294.4	272.4	206.9	87.5
Loss on disposal of assets, net	5.8	5.9	1.8	1.1
Loss (gain) on extinguishment of debt, net	28.4	0.6	0.6	(53.7)
Inventory write-down	—	24.5	24.5	—
Impairment of assets and goodwill	9.8	572.9	7.6	7.0
Gain on insurance recoveries	—	—	—	(15.1)
Acquisition earn-out adjustments	—	(3.4)	(3.0)	—
Stock-based compensation	2.1	1.8	1.2	—

Adjusted EBITDA	$359.3	$(62.8)	$(61.2)	$(47.7)

        Adjusted EBITDA has not been adjusted to exclude the following items:

	Year Ended December 31,		Nine Months Ended September 30,
(In millions)	2014	2015	2015	2016
Employee severance costs	$—	$13.1	$12.0	$0.8
Supply commitment charges	—	11.0	10.0	1.5
Significant legal costs	3.1	8.1	1.0	—
Lease abandonment charges	—	1.8	1.1	1.4
Profit from sale of equipment to joint venture affiliate	—	(2.4)	(2.4)	—

Total	$3.1	$31.6	$21.7	$3.7

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the related notes, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business depends on domestic spending by the onshore oil and natural gas industry, which is cyclical and significantly declined in 2015 and 2016.

        Our business is cyclical and depends on the willingness of our customers to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, such as:

  •
  prices, and expectations about future prices, for oil and natural gas;

  •
  domestic and foreign supply of, and demand for, oil and natural gas and related products;

  •
  the level of global and domestic oil and natural gas inventories;

  •
  the supply of and demand for hydraulic fracturing and other oilfield services and equipment in the United States;

  •
  the cost of exploring for, developing, producing and delivering oil and natural gas;

  •
  available pipeline, storage and other transportation capacity;

  •
  lead times associated with acquiring equipment and products and availability of qualified personnel;

  •
  the discovery rates of new oil and natural gas reserves;

  •
  federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

  •
  the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

  •
  geopolitical developments and political instability in oil and natural gas producing countries;

  •
  actions of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;

  •
  advances in exploration, development and production technologies or in technologies affecting energy consumption;

  •
  the price and availability of alternative fuels and energy sources;

  •
  weather conditions and natural disasters;

  •
  uncertainty in capital and commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing; and

  •
  U.S. federal, state and local and non-U.S. governmental regulations and taxes.

        Volatility or weakness in oil and natural gas prices (or the perception that oil and natural gas prices will decrease or remain depressed) generally leads to decreased spending by our customers, which in turn negatively impacts drilling, completion and production activity. In particular, the demand for new or existing drilling, completion and production work is driven by available investment capital for such work. When these capital investments decline, our customers' demand for our services declines. Because these types of services can be easily "started" and "stopped," and oil and natural gas producers generally tend to be risk averse when commodity prices are low or volatile, we typically experience a more rapid decline in demand for our services compared with demand for other types of energy services. Any negative impact on the spending patterns of our customers may cause lower pricing and utilization for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Oil and natural gas prices have declined significantly since 2014 and remain volatile, which has adversely affected, and may continue to adversely affect, our financial condition, results of operations and cash flows.

        The demand for our services depends on the level of spending by oil and gas companies for drilling, completion and production activities, which are affected by short-term and long-term trends in oil and natural gas prices, including current and anticipated oil and natural gas prices. Oil and natural gas prices, as well as the level of drilling, completion and production activities, historically have been extremely volatile and are expected to continue to be highly volatile. For example, oil prices have declined significantly since 2014, with WTI crude oil spot prices declining from a monthly average of $105.79 per barrel in June 2014 to $30.32 per barrel in February 2016. The spot price per barrel as of December 30, 2016 was $53.78. In line with this sustained volatility in oil and natural gas prices, we experienced a significant decline in pressure pumping activity levels across our customer base. The volatile oil and natural gas prices adversely affected, and could continue to adversely affect, our financial condition, results of operations and cash flows.

Our customers may not be able to maintain or increase their reserve levels going forward.

        In addition to the impact of future oil and natural gas prices on our financial performance over time, our ability to grow future revenues and increase profitability will depend largely upon our customers' ability to find, develop or acquire additional shale oil and natural gas reserves that are economically recoverable to replace the reserves they produce. Hydraulic fractured wells are generally more short-lived than conventional wells. Our customers own or have access to a finite amount of shale oil and gas reserves in the United States that will be depleted over time. The production rate from shale oil and gas properties generally declines as reserves are depleted, while related per-unit production costs generally increase as a result of decreasing reservoir pressures and other factors. In addition, the International Energy Agency has projected that U.S. domestic oil supplies, dominated by hydraulic fracturing, will plateau and begin to decline by the year 2020. If our customers are unable to replace the shale oil reserves they own or have access to at the rate they produce such reserves, their proved reserves and production will decline over time. Reductions in production levels by our customers over time may reduce the future demand for our services and adversely affect our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

        A prolonged economic slowdown or recession in the United States, adverse events relating to the energy industry or regional, national and global economic conditions and factors, particularly a further slowdown in the exploration and production industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased exploration and development spending by our customers, decreased demand for oil and gas and decreased prices for oil and gas.

Competition in our industry has intensified during the industry downturn, and we may not be able to provide services that meet the specific needs of our customers at competitive prices.

        The markets in which we operate are generally highly competitive and have relatively few barriers to entry. The principal competitive factors in our markets are price, service quality, safety, and in some cases, breadth of products. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Some contracts are awarded on a bid basis, which further increases competition based on price. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. As a result of competition, we have had to lower the prices for our services and may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Pressure on pricing for our services resulting from the industry downturn has impacted, and may continue to impact, our ability to maintain utilization and pricing for our services or implement price increases. During periods of declining pricing for our services, we may not be able to reduce our costs accordingly, which could further adversely affect our results of operations. Also, we may not be able to successfully increase prices without adversely affecting our utilization levels. The inability to maintain our utilization and pricing levels, or to increase our prices as costs increase, could have a material adverse effect on our business, financial condition and results of operations.

        In addition, some E&P companies have begun performing hydraulic fracturing on their wells using their own equipment and personnel. Any increase in the development and utilization of in-house fracturing capabilities by our customers could decrease the demand for our services and have a material adverse impact on our business.

We are dependent on a few customers operating in a single industry. The loss of one or more significant customers could adversely affect our financial condition and results of operations.

        Our customers are engaged in the E&P business in the United States. Historically, we have been dependent upon a few customers for a significant portion of our revenues. For the nine months ended September 30, 2016, our four largest customers generated approximately 53% of our total revenue. In fiscal years 2015 and 2014, our four largest customers generated approximately 44% and 45%, respectively, of our total revenue. For a discussion of our customers that make up 10% or more of our revenues, see "Business—Customers."

        Our business, financial condition and results of operations could be materially adversely affected if one or more of our significant customers ceases to engage us for our services on favorable terms or at all or fails to pay or delays in paying us significant amounts of our outstanding receivables. Although we do have contracts for multiple projects with certain of our customers, most of our services are provided on a project-by-project basis.

        Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our financial condition.

We extend credit to our customers. The decline in oil and natural gas prices presents a risk of nonpayment of our accounts receivable.

        We extend credit to all our customers. Most, if not all, of our customers are experiencing the same financial and operational challenges that we are experiencing as a result of the decline in oil and natural gas prices. Many of our customers have experienced financial difficulties and some have filed for bankruptcy protection. As a result, we may have difficulty collecting outstanding accounts receivable from, or experience longer collection cycles with, some of our customers, which could have an adverse effect on our financial condition and cash flows.

Decreased demand for proppant has adversely affected, and could continue to adversely affect, our commitments under supply agreements.

        We have purchase commitments with certain vendors to supply the proppant used in our operations. Some of these agreements are take-or-pay arrangements with minimum purchase obligations. During the industry downturn, our minimum contractual commitments have exceeded the amount of proppant needed in our operations. As a result, we made minimum payments for proppant that we were unable to use. Furthermore, some of our customers have bought and in the future may buy proppant directly from vendors, reducing our need for proppant. If market conditions do not improve, or our customers buy proppant directly from vendors, we may be required to make minimum payments in future periods, which may adversely affect our results of operations, liquidity and cash flows.

Our operations are subject to inherent risks, including operational hazards. These risks may not be fully covered under our insurance policies.

        Our operations are subject to hazards inherent in the oil and natural gas industry, such as accidents, blowouts, explosions, craters, fires and oil spills. These hazards may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our financial condition and results of operations.

        As is customary in our industry, our service contracts generally provide that we will indemnify and hold harmless our customers from any claims arising from personal injury or death of our employees, damage to or loss of our equipment, and pollution emanating from our equipment and services. Similarly, our customers agree to indemnify and hold us harmless from any claims arising from personal injury or death of their employees, damage to or loss of their equipment, and pollution caused from their equipment or the well reservoir. Our indemnification arrangements may not protect us in every case. In addition, our indemnification rights may not fully protect us if the customer is insolvent or becomes bankrupt, does not maintain adequate insurance or otherwise does not possess sufficient resources to indemnify us. Furthermore, our indemnification rights may be held unenforceable in some jurisdictions. Our inability to fully realize the benefits of our contractual indemnification protections could result in significant liabilities and could adversely affect our financial condition, results of operations and cash flows.

        We maintain customary insurance coverage against these types of hazards. We are self-insured up to retention limits with regard to, among other things, workers' compensation and general liability. We maintain accruals in our consolidated balance sheets related to self-insurance retentions by using third-party data and historical claims history. The occurrence of an event not fully insured against, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate.

We are subject to laws and regulations regarding issues of health, safety, and protection of the environment, under which we may become liable for penalties, damages, or costs of remediation.

        Our operations are subject to stringent laws and regulations relating to protection of natural resources, clean air, drinking water, wetlands, endangered species, greenhouse gases, nonattainment areas, the environment, health and safety, chemical use and storage, waste management, and transportation of hazardous and non-hazardous materials. These laws and regulations subject us to risks of environmental liability, including leakage from an operator's casing during our operations or accidental spills onto or into surface or subsurface soils, surface water, or groundwater.

        Some environmental laws and regulations may impose strict liability, joint and several liability or both. Strict liability means that we could be exposed to liability as a result of our conduct that was lawful at the time it occurred, or the conduct of or conditions caused by third parties without regard to whether we caused or contributed to the conditions. Additionally, environmental concerns, including air and drinking water contamination and seismic activity, have prompted investigations that could lead to the enactment of regulations that potentially could have a material adverse impact on our business. Sanctions for noncompliance with environmental laws and regulations could result in fines and penalties (administrative, civil or criminal), revocations of permits, expenditures for remediation, and issuance of corrective action orders, and actions arising under these laws and regulations could result in liability for property damage, exposure to waste and other hazardous materials, nuisance or personal injuries. Such claims or sanctions could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws and regulations could prohibit, restrict or limit our operations, increase our operating costs or result in the disclosure of proprietary information resulting in competitive harm.

        Various legislative and regulatory initiatives have been undertaken that could result in additional requirements or restrictions being imposed on our operations. Legislation and/or regulations are being considered at the federal, state and local levels that could impose chemical disclosure requirements (such as restrictions on the use of certain types of chemicals or prohibitions on hydraulic fracturing operations in certain areas) and prior approval requirements. If they become effective, these regulations would establish additional levels of regulation that could lead to operational delays and increased operating costs. Disclosure of our proprietary chemical information to third parties or to the public, even if inadvertent, could diminish the value of our trade secrets and could result in competitive harm to us, which could have an adverse impact on our financial condition and results of operations.

        Additionally, some jurisdictions are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations, and are closely examining permit and disposal options for processed water, which if imposed could have a material adverse impact on our costs of operations. Moreover, any moratorium or increased regulation of our raw materials vendors, such as our proppant suppliers, could increase the cost of those materials and adversely affect the results of our operations.

        We are also subject to various transportation regulations that include certain permit requirements of highway and vehicle and hazardous material safety authorities. These regulations govern such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. As these regulations develop and any new regulations are proposed, we may experience an increase in related costs. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

        Our business is dependent on our ability to conduct hydraulic fracturing and horizontal drilling activities. Hydraulic fracturing is an important common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals, or proppants, under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, on May 9, 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the development of regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. The EPA projects publishing a Notice of Proposed Rulemaking by June 2018, which would describe a proposed mechanism—regulatory, voluntary or a combination of both—to collect data on hydraulic fracturing chemical substances and mixtures. On June 28, 2016, the EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plans. The EPA is also conducting a study of private wastewater treatment facilities (also known as centralized waste treatment, or CWT, facilities) accepting oil and natural gas extraction wastewater. The EPA is collecting data and information related to the extent to which CWT facilities accept such wastewater, available treatment technologies (and their associated costs), discharge characteristics, financial characteristics of CWT facilities and the environmental impacts of discharges from CWT facilities. Furthermore, legislation to amend the Safe Drinking Water Act, or SDWA, to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of "underground injection" and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Additionally, the Bureau of Land Management, or BLM, of the Department of the Interior has established regulations imposing drilling and construction requirements for operations on federal or Indian lands including management requirements for surface operations and public disclosures of chemicals used in the hydraulic fracturing fluids. While these regulations are subject to judicial review by the Tenth Circuit, imposition of these regulations could cause us or our customers to incur substantial compliance costs and any failure to comply could have a material adverse effect on our financial condition or results of operations.

        On August 16, 2012, the EPA published final regulations under the federal Clean Air Act that establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA's rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, or VOCs, and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The final rule seeks to achieve a 95% reduction in VOCs emitted by requiring the use of reduced emission completions or "green completions" on all hydraulically fractured wells constructed or refractured after January 1, 2015. The rules also establish specific new requirements regarding emissions from compressors, controllers, dehydrators, storage tanks and other production equipment. These rules required a number of modifications to our operations, including the installation of new equipment to control emissions. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. In response, the EPA has issued, and will likely continue to issue, revised rules responsive to some of the requests for reconsideration. Recently, on May 12, 2016, the EPA amended the New Source Performance Standards to impose new standards for methane and VOC emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. On the same day, the EPA finalized a plan to implement its minor new source review program in Indian country for oil and natural gas production, and it issued for public comment an information request that will require companies to provide extensive information instrumental for the development of regulations to reduce methane emissions from existing oil and gas sources. In 2016, BLM promulgated regulations aimed at curbing air pollution, including greenhouse gases, for oil and gas produced on federal and Indian lands. Various states have filed for a petition for review and a motion for a preliminary injunction of these regulations. At this point, we cannot predict the final regulatory requirements or the cost to comply with such requirements with any certainty.

        There are certain governmental reviews either underway or being proposed that focus on the environmental aspects of hydraulic fracturing practices. These ongoing or proposed studies, depending on their degree of pursuit and whether any meaningful results are obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory authorities. The EPA continues to evaluate the potential impacts of hydraulic fracturing on drinking water resources and the induced seismic activity from disposal wells and has recommended strategies for managing and minimizing the potential for significant injection-induced seismic events. Other governmental agencies, including the U.S. Department of Energy, the U.S. Geological Survey and the U.S. Government Accountability Office, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing, and could ultimately make it more difficult or costly to perform fracturing and increase the costs of compliance and doing business for our customers.

        Several states, including Texas and Ohio, have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids. Any increased regulation of hydraulic fracturing could reduce the demand for our services and materially and adversely affect our revenues and results of operations.

        There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. A number of lawsuits and enforcement actions have been initiated across the country implicating hydraulic fracturing practices. If new laws or regulations are adopted that significantly restrict hydraulic fracturing, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations as well as make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is further regulated at the federal, state or local level, our customers' fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative or regulatory changes could cause us or our customers to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal, state or local laws governing hydraulic fracturing.

Existing or future laws and regulations related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our business, results of operations, and financial condition.

        Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements, including land use policies responsive to environmental concerns. Local, state, and federal agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws and regulations related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide or other gases that could have a material adverse effect on our business, results of operations, and financial condition.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

        In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, such as New York State and within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

        We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services. These permits, when required, impose certain conditions on our operations. Any changes in these requirements could have a material adverse effect on our financial condition, prospects and results of operations.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in some of the areas where we operate.

        Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit our ability to operate in protected areas. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. Additionally, the designation of previously unprotected species as threatened or endangered in areas where we operate could result in increased costs arising from species protection measures. Restrictions on oil and natural gas operations to protect wildlife could reduce demand for our services.

Conservation measures and technological advances could reduce demand for oil and natural gas and our services.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

There may be a reduction in demand for our future services due to competition from alternative energy sources.

        Oil and natural gas competes with other sources of energy for consumer demand. There are significant governmental incentives and consumer pressures to increase the use of alternative energy sources in the United States and abroad. A number of automotive, industrial and power generation manufacturers are developing more fuel efficient engines, hybrid engines and alternative clean power systems using fuel cells or clean burning gaseous fuels. Greater use of these alternatives as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise over time will reduce the demand for our products and services and adversely affect our business, financial condition, results of operations and cash flows going forward.

Limitations on construction of new natural gas pipelines or increases in federal or state regulation of natural gas pipelines could decrease demand for our services.

        There has been increasing public controversy regarding construction of new natural gas pipelines and the stringency of current regulation of natural gas pipelines. Delays in construction of new pipelines or increased stringency of regulation of existing natural gas pipelines at either the state or federal level could reduce the demand for our services and materially and adversely affect our revenues and results of operations.

Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could limit our ability to grow.

        The oilfield services industry is capital intensive. In conducting our business and operations, we have made, and expect to continue to make, substantial capital expenditures. Our total capital expenditures were approximately $79.1 million for the year ended December 31, 2015. Since 2015, we have financed capital expenditures primarily with funding from cash on hand. We may be unable to generate sufficient cash from operations and other capital resources to maintain planned or future levels of capital expenditures which, among other things, may prevent us from properly maintaining our existing equipment or acquiring new equipment. Furthermore, any disruptions or continuing volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. This could put us at a competitive disadvantage or interfere with our growth plans. Furthermore, our actual capital expenditures for future years could exceed our capital expenditure budgets. In the event our capital expenditure requirements at any time are greater than the amount we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital. We may be required to curtail or eliminate contemplated activities. If we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

A third party may claim we infringed upon its intellectual property rights, and we may be subjected to costly litigation.

        Our operations, including equipment, manufacturing and fluid and chemical operations may unintentionally infringe upon the patents or trade secrets of a competitor or other company that uses proprietary components or processes in its operations, and that company may have legal recourse against our use of its protected information. If this were to happen, these claims could result in legal and other costs associated with litigation. If found to have infringed upon protected information, we may have to pay damages or make royalty payments in order to continue using that information, which could substantially increase the costs previously associated with certain products or services, or we may have to discontinue use of the information or product altogether. Any of these could materially and adversely affect our business, financial condition or results of operations.

New technology may cause us to become less competitive.

        The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement all new technologies or products on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition or results of operations.

Loss or corruption of our information or a cyberattack on our computer systems could adversely affect our business.

        We are heavily dependent on our information systems and computer-based programs, including our well operations information and accounting data. If any of such programs or systems were to fail or create erroneous information in our hardware or software network infrastructure, whether due to cyberattack or otherwise, possible consequences include our loss of communication links and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

        The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain activities. At the same time, cyberattacks have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks may become the target of cyberattacks or information security breaches. These could result in the unauthorized access, misuse, loss or destruction of our proprietary and other information or other disruption of our business operations. Any access or surveillance could remain undetected for an extended period. Our systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Additionally, our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks. Any additional costs could materially adversely affect our results of operations.

We may be unable to employ a sufficient number of key employees, technical personnel and other skilled or qualified workers.

        The delivery of our services and products requires personnel with specialized skills and experience who can perform physically demanding work. As a result of the volatility in the energy service industry and the demanding nature of the work, workers may choose to pursue employment with our competitors or in fields that offer a more desirable work environment. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to further expand our operations according to geographic demand for our services depends in part on our ability to relocate or increase the size of our skilled labor force. The demand for skilled workers in our areas of operations can be high, the supply may be limited and we may be unable to relocate our employees from areas of lower utilization to areas of higher demand. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Furthermore, a significant decrease in the wages paid by us or our competitors as a result of reduced industry demand could result in a reduction of the available skilled labor force, and there is no assurance that the availability of skilled labor will improve following a subsequent increase in demand for our services or an increase in wage rates. If any of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

        We depend heavily on the efforts of executive officers, managers and other key employees to manage our operations. The unexpected loss or unavailability of key members of management or technical personnel may have a material adverse effect on our business, financial condition, prospects or results of operations.

Adverse weather conditions could impact demand for our services or impact our costs.

        Our business could be adversely affected by adverse weather conditions. For example, unusually warm winters could adversely affect the demand for our services by decreasing the demand for natural gas or unusually cold winters could adversely affect our capability to perform our services, for example, due to delays in the delivery of equipment, personnel and products that we need in order to provide our services and weather-related damage to facilities and equipment, resulting in delays in operations. Our operations in arid regions can be affected by droughts and limited access to water used in our hydraulic fracturing operations. These constraints could adversely affect the costs and results of operations.

A terrorist attack or armed conflict could harm our business.

        Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if wells, operations sites or other related facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and gas, which, in turn, could also reduce the demand for our products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

International operations subject us to additional economic, political and regulatory risks.

        In February 2016, our joint venture with the Sinopec Group, or Sinopec, commenced hydraulic fracturing operations in China. International operations require significant resources and may result in foreign operations that ultimately are not successful. Our joint venture operations and any further international expansion expose us to operational risks, including exposure to foreign currency rate fluctuations, war or political instability, limitations on the movement of funds, foreign and domestic government regulation, including compliance with the U.S. Foreign Corrupt Practices Act, and bureaucratic delays. These may increase our costs and distract key personnel, which may adversely affect our business, financial condition or results of operations.

Our ability to utilize our net operating loss carryforwards may be limited.

        As of December 31, 2015, we had federal and state net operating loss carryforwards, or NOLs, of $1,688 million, which if not utilized will begin to expire in 2032 for federal purposes and 2017 for state purposes. We may use these NOLs to offset against taxable income for U.S. federal and state income tax purposes. However, Section 382 of the Internal Revenue Code of 1986, as amended, may limit the NOLs we may use in any year for U.S. federal income tax purposes in the event of certain changes in ownership of our Company. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three year period. Similar rules may apply under state tax laws. This offering or future issuances or sales of our stock, including certain transactions involving our stock that are outside of our control, could cause an "ownership change." If an "ownership change" has occurred in the past or occurs in the future, including in connection with this offering, Section 382 would impose an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in our retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes, which could adversely impact our operating results.

Risks Relating to Our Indebtedness

We have substantial indebtedness. Any failure to meet our debt obligations would adversely affect our liquidity and financial condition.

        At September 30, 2016, we had $1.2 billion of long-term indebtedness outstanding. Our indebtedness affects our operations in several ways, including the following:

  •
  a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;

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  the covenants contained in the debt agreements governing our outstanding indebtedness limit our ability to borrow additional funds, and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

  •
  a lowering of the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing.

        If our cash flow and other capital resources are insufficient to fund our obligations under our debt agreements on a current basis and at maturity, or if we are otherwise unable to comply with the covenants in those agreements, we will need to refinance or restructure our debt. The proceeds of future borrowings may not be sufficient to refinance or repay the debt, and we may be unable to complete such transactions in a timely manner, on favorable terms, or at all. In addition, if we finance our operations through additional indebtedness, then the risks that we now face relating to our current debt level would intensify, and it would be more difficult to satisfy our existing financial obligations. Furthermore, if a default occurs under one debt agreement, then this could cause a cross-default under other debt agreements.

        We intend to use the net proceeds from this offering for general corporate purposes, which will include repayment of indebtedness. See "Use of Proceeds."

Liquidity is essential to our business, and it has been and may continue to be adversely affected.

        Liquidity is essential to our business to service our debt and purchase the labor, materials and equipment that we use to operate our business. Additionally, we believe that a service provider's liquidity is important to our customers because adequate liquidity provides assurance that a service provider will have the financial resources to continue to operate in challenging industry conditions.

        Our liquidity has been adversely affected by the industry downturn due to the low or non-existent profit margins for utilization of our services. Our liquidity may be further impaired by unforeseen cash expenditures, which may arise due to circumstances beyond our control.

        Additionally, the terms of our existing debt instruments restrict, and any future debt instruments may further restrict, our ability to incur additional indebtedness, sell certain assets and engage in certain business activities. These restrictions prohibit activities that we could use to increase our liquidity. Also, our current lenders and investors hold a first lien on a portion of our assets as collateral, including substantially all of our revenue-generating equipment. New lenders and investors may require additional collateral, which could additionally impair our access to liquidity. If alternate financing is not available on favorable terms or at all, we would be required to decrease our capital spending to an even greater extent. Any additional decrease in our capital spending would adversely affect our ability to sustain or improve our profits. Refinancing may not be available, and any refinancing of our debt could be at higher interest rates, which could further adversely affect our liquidity.

Increases in interest rates could negatively affect our financing costs and our ability to access capital.

        We have exposure to future interest rates based on the variable rate debt under our Term Loan and 2020 Notes and to the extent we raise additional debt in the capital markets at variable rates to meet maturing debt obligations or to fund our capital expenditures and working capital needs. Daily working capital requirements are typically financed with operational cash flow and through the use of our existing borrowings. The interest rate on the Term Loan and the 2020 Notes is generally determined from the applicable LIBOR rate at the borrowing date plus a pre-set margin. We are therefore subject to market interest rate risk on that portion of our long-term debt that relates to the Term Loan and 2020 Notes. We do not employ risk management techniques, such as interest rate swaps, to hedge against interest rate volatility, and accordingly significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Risks Relating to the Offering and Our Common Stock

Our three largest stockholders control a significant percentage of our common stock, and their interests may conflict with those of our other stockholders.

        Immediately prior to the completion of this offering, (1) Maju Investments (Mauritius) Pte. Ltd., or Maju, a wholly owned investment holding company of Temasek Holdings (Private) Limited, or Temasek, (2) CHK Energy Holdings, Inc., or Chesapeake, a wholly owned subsidiary of Chesapeake Energy Corporation, or Chesapeake Parent, and (3) Senja Capital Ltd, or Senja, an investment company affiliated with RRJ Capital Limited, or RRJ, will beneficially own 40.7%, 30.3% and 11.2%, respectively, of our common stock and 50.7%, 30.0% and 13.87%, respectively, of our convertible preferred stock. Upon completion of this offering and the conversion of the preferred stock into common stock, Maju, Chesapeake and Senja will beneficially own approximately        %,        % and        %, respectively, of our common stock, or        %,        % and         %, respectively, if the

underwriters exercise their option to purchase additional shares in full. As a result, Maju, Chesapeake and Senja, together, will continue to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. Furthermore, we anticipate that several individuals who will serve as our directors upon completion of this offering will be affiliates of Maju, Chesapeake and Senja. This concentration of ownership and relationships with Maju, Chesapeake and Senja make it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. In addition, we have engaged, and expect to continue to engage, in related party transactions involving Chesapeake. See "Certain Relationships and Related Party Transactions." The interests of Maju, Chesapeake and Senja with respect to matters potentially or actually involving or affecting us, such as future acquisitions and financings, may conflict with the interests of our other stockholders. This continued concentrated ownership will make it more difficult for another company to acquire us and for you to receive any related takeover premium for your shares unless these stockholders approve the acquisition.

A significant reduction by our major stockholders of their ownership interests in us could adversely affect us.

        We believe that the substantial ownership interests of Maju, Chesapeake and Senja in us provides them with an economic incentive to assist us to be successful. If Maju, Chesapeake or Senja sell all or a substantial portion of their ownership interest in us, they may have less incentive to assist in our success and their representatives that serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

        Prior to this offering, our equity securities were not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors that we discuss in the "Underwriting" section of this prospectus, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

        The following factors, among others, could affect our stock price:

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  our operating and financial performance;

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  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

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  changes in revenue or earnings estimates or publication of reports by equity research analysts;

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  speculation in the press or investment community;

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  sales of our common stock by us or our stockholders, or the perception that such sales may occur;

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  general market conditions, including fluctuations in actual and anticipated future commodity prices; and

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  domestic and international economic, legal and regulatory factors unrelated to our performance.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Purchasers of common stock in this offering will experience immediate and substantial dilution.

        Based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $            per share in the pro forma as adjusted net tangible book value per share of our common stock from the initial public offering price. Our pro forma as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $            per share. See "Dilution" for a complete description of the calculation of net tangible book value.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Act, may increase our costs. We may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company with listed equity securities, we will have to comply with numerous laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, related regulations of the U.S. Securities and Exchange Commission, or the SEC, and the requirements of the national stock exchange on which our common stock is listed, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will require time and attention from our board of directors and management and will increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

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  expand, evaluate and maintain our system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the PCAOB;

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  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

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  comply with corporate governance and other rules promulgated by the national stock exchange on which our common stock is listed;

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  prepare and file annual, quarterly and other periodic public reports in compliance with the federal securities laws;

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  prepare proxy statements and solicit proxies in connection with annual meetings of our stockholders;

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  involve and retain to a greater degree outside counsel and accountants in the above activities; and

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  establish a public company investor relations function.

        In addition, we also expect that being a public company subject to these rules and regulations will require us to obtain increased director and officer liability insurance coverage and we may be required to incur substantial costs to obtain such coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, and qualified executive officers.

As an "emerging growth company" we will not be required to comply with certain SEC and PCAOB requirements and we cannot be certain if the reduced disclosure requirements will make our common stock less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act, and are taking, and we may continue to take, advantage of certain exemptions from various SEC reporting requirements that are applicable to other public companies. These reduced reporting requirements include:

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

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  an exemption from compliance with any requirement that the PCAOB may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure about our executive compensation arrangements;

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  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements; and

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  the ability to present more limited financial data in this registration statement of which this prospectus is a part.

        We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a reduced market for our common stock and our common stock price may be more volatile.

We may be unsuccessful in implementing required internal controls over financial reporting.

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the applicable SEC rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

        We are in the process of evaluating our internal control systems to allow management to report on our internal controls over financial reporting. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and PCAOB rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. The PCAOB has defined a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented, or detected and subsequently corrected, on a timely basis.

        Our efforts to develop and maintain effective internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Any failure to remediate future deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the national stock exchange on which we listed our common stock or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

We do not intend to pay dividends on our common stock and, consequently, you will achieve a return on your investment only if the price of our stock appreciates.

        We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we are currently limited in our ability to make cash distributions to stockholders pursuant to the terms of our Term Loan and the indentures governing our 2020 Notes and 2022 Notes. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common stock in the market after this offering will exceed the price that you pay. See "Dividend Policy."

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        We may sell additional shares of common stock in subsequent public offerings and may also issue securities convertible into our common stock. Upon the completion of this offering, we will have                        outstanding shares of common stock. This number includes                        shares that we are selling in this offering (assuming no exercise of the underwriters' over-allotment option), which may be resold immediately in the public market. Following the completion of this offering, certain of our affiliates will own the balance of our outstanding shares of common stock, consisting of                        shares or approximately        % of total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

If securities analysts do not publish research or reports about our business, publish inaccurate or unfavorable research or if they downgrade our stock or our sector, our common stock price and trading volume could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Our certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

        Some provisions in our certificate of incorporation and bylaws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and the right of the board of directors to amend the bylaws, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws."

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

        Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "assume," "believe," "can have," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "goal," "intend," "likely," "may," "might," "objective," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "would" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures and growth rates, our plans and objectives for future operations, growth or initiatives or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks that could cause these forward looking statements to be inaccurate include but are not limited to:

  •
  a decline in domestic spending by the onshore oil and natural gas industry;

  •
  volatility in oil and natural gas prices;

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  nonpayment by customers we extend credit to;

  •
  the competitive nature of the industry in which we conduct our business;

  •
  the effect of a loss of, or financial distress of, one or more significant customers;

  •
  our inability to service our debt obligations;

  •
  adverse effects on our financial strategy and liquidity;

  •
  a decline in demand for proppant;

  •
  the occurrence of a significant event or adverse claim in excess of the insurance coverage we maintain;

  •
  fines or penalties (administrative, civil or criminal), revocations of permits, or issuance of corrective action orders for noncompliance with health, safety and environmental laws and regulations;

  •
  demand for services in our industry;

  •
  our ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of or changes to U.S. and foreign government regulation;

  •
  introduction of new drilling or completion techniques, or services using new technologies subject to patent or other intellectual property protections;

  •
  third party claims for possible infringement of intellectual property rights;

  •
  loss or corruption of our information or a cyberattack on our computer systems;

  •
  adverse weather conditions causing stoppage or delay in operations;

  •
  the discovery rates of new oil and natural gas reserves;

  •
  actions of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;

  •
  lead times associated with acquiring equipment and products and availability of qualified personnel;

  •
  the price and availability of alternative fuels and energy sources;

  •
  uncertainty in capital and commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing;

  •
  federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

  •
  geopolitical developments and political instability in oil and natural gas producing countries;

  •
  the level of global and domestic oil and natural gas inventories;

  •
  the cost of exploring for, developing, producing and delivering oil and natural gas; and

  •
  the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids.

        We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

        See the "Risk Factors" section of this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause our forward-looking statements to be inaccurate. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

        We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from our sale of                shares of our common stock in this offering, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $             million. If the over-allotment option that we have granted to the underwriters is exercised in full, we estimate that the net proceeds to us will be approximately $             million.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

        We intend to use the net proceeds from this offering for general corporate purposes, which will include repaying indebtedness under our Term Loan, our 2020 Notes or 2022 Notes and reactivating additional fleets in 2017 and 2018.

        Our Term Loan currently bears interest at a variable rate based on LIBOR plus a margin of 4.75% per annum, with a 1.00% LIBOR floor. The final maturity date of the Term Loan is April 16, 2021.

        The 2020 Notes bear interest at a rate per annum equal to LIBOR plus a margin of 7.500% per annum. The 2020 Notes mature on June 15, 2020.

        The 2022 Notes bear interest at a rate per annum equal to 6.250%. The 2022 Notes mature on May 1, 2022.

        See "Description of Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our indebtedness and a discussion of our capital needs for the next 12 months.

 DIVIDEND POLICY

        We currently intend to retain future earnings, if any, for use in the repayment of our existing indebtedness and in the operation and expansion of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future following this offering. The declaration and payment of future cash dividends will be at the sole discretion of our board of directors, subject to applicable laws. Any decision to pay future cash dividends will depend upon various factors, including our results of operations, financial condition, capital requirements, contractual restrictions with respect to the payment of dividends, investment opportunities and other factors that our board of directors may deem relevant. Our Term Loan and indentures governing our 2020 Notes and 2022 Notes contain restrictions and any future agreements may contain restrictions on our ability to pay dividends or make any other distribution or payment on account of our common stock.

        For additional information regarding our indebtedness, see "Description of Indebtedness."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the sale of shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated fees and expenses, (2) our        :        reverse stock split and (3) the conversion of all of our convertible preferred stock into shares of our common stock immediately before the offering as if the events had occurred on September 30, 2016.

        You should read the following table in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2016
(In millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$195.0	$

Long-term debt	$1,187.7
Series A convertible preferred stock, par value $0.01(2)	349.8
Stockholders' equity(3):
Common stock, par value $0.01	35.9
Additional paid-in capital	3,712.1
Accumulated deficit	(4,719.1)

Total stockholders' deficit	(971.1)

Total capitalization	$566.4

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) cash and cash equivalents, total stockholders' deficit and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses.

(2)
The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for the period presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. At September 30, 2016, the liquidation preference of the convertible preferred stock was estimated to be $856.6 million. See Note 7—"Convertible Preferred Stock" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

(3)
As of September 30, 2016, our authorized capital stock consisted of 5,000,000,000 shares of common stock and 350,000 shares of our convertible preferred stock and 3,586,503,220 shares of common stock and 350,000 shares of convertible preferred stock were issued and outstanding. Immediately before this offering we will (1) effect a        :         reverse stock split and (2) amend and restate our certificate of incorporation to provide that all shares of our convertible preferred stock, upon the completion of an initial public offering, will be converted into issued and outstanding common stock at a fixed exchange ratio of        :        . Following the reverse stock split and conversion, our authorized capital stock will consist of        shares of common stock and        shares of preferred stock and        shares of common stock will be outstanding. In connection with this offering, we will issue an additional        shares of new common stock and, immediately following the completion of this offering, we will have        total shares of common stock outstanding.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of common stock.

        Our net tangible book value as of September 30, 2016 was approximately $         million, or $        per share of common stock, not taking into account our         :        reverse stock split or the conversion of our outstanding convertible preferred stock into shares of common stock at a rate of        :        . Our pro forma net tangible book value as of September 30, 2016 was approximately $         million, or $        per share, after giving effect to our        :         reverse stock split and the conversion of all outstanding shares of our convertible preferred stock into        shares of our common stock.

        After giving effect to the sale of        shares of common stock by us in this offering, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2016 would have been approximately $         million, or approximately $        per share. This represents an immediate increase (decrease) in the pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2016	$
Pro forma increase (decrease) in net tangible book value per share attributable to reverse stock split and conversion of convertible preferred stock
Pro forma increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

        If the over-allotment option that we have granted to the underwriters is exercised in full, our pro forma as adjusted net tangible book value as of September 30, 2016 would be $         million, the increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $        per share and the dilution per share to investors purchasing shares in this offering would be $        per share.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $        per share and the dilution per share to new investors by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table shows, as of September 30, 2016, on a pro forma as adjusted basis as described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors purchasing common stock in this offering at an assumed initial public

offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

Total Consideration
Shares Purchased
Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total			%	$		%	$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses.

        If the over-allotment option that we have granted to the underwriters is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to        % and will increase the number of shares held by new investors to        , or        %.

        The discussion and tables above are based on        shares of our common stock outstanding as of September 30, 2016 and excludes        shares of common stock reserved for issuance under the 2014 LTIP.

SELECTED FINANCIAL DATA

        The consolidated statements of operations data for the year ended December 31, 2015 and the consolidated balance sheet data as of December 31, 2015 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2012, 2013, and 2014 and the consolidated balance sheet data as of December 31, 2012, 2013, and 2014 are derived from consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2015 and 2016, and the consolidated balance sheet data as of September 30, 2016 have been derived from our consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

        You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended September 30,
	Year Ended December 31,
(Dollars in millions, except per share amounts and average fracturing revenue per stage)
	2012	2013	2014	2015		2015	2016
Statements of Operations Data:
Revenue	$1,925.0	$1,925.5	$2,368.4		$1,375.3	$1,178.1		$379.8
Costs of revenue, excluding depreciation, depletion, and amortization	1,489.5	1,478.4	1,804.9		1,257.9	1,087.3		369.7
Selling, general and administrative	208.4	189.6	206.3		154.7	129.1		51.5
Depreciation, depletion and amortization(1)	364.5	355.7	294.4		272.4	206.9		87.5
Impairments and other charges(2)	1,534.9	1,147.4	9.8		619.9	52.2		10.7
Loss on disposal of assets, net(3)	6.1	295.8	5.8		5.9	1.8		1.1
Gain on insurance recoveries	—	—	—		—	—		(15.1)

Operating income (loss)	(1,678.4)	(1,541.4)	47.2		(935.5)	(299.2)		(125.6)
Interest expense, net	130.3	129.1	74.2		77.2	54.8		66.1
Loss (gain) on extinguishment of debt, net	7.0	20.3	28.4		0.6	0.6		(53.7)
Equity in net loss of joint venture affiliate	—	—	—		1.4	1.0		2.6

Loss before income taxes	(1,815.7)	(1,690.8)	(55.4)		(1,014.7)	(355.6)		(140.6)
Income tax expense (benefit)(4)	0.8	1.5	1.1		(1.5)	0.1		—

Net loss	$(1,816.5)	$(1,692.3)	$(56.5)		$(1,013.2)	$(355.7)		$(140.6)

Net loss attributable to common stockholders	$(1,837.4)	$(1,785.1)	$(172.4)		$(1,158.1)	$(460.9)		$(272.7)
Basic and diluted earnings (loss) per share attributable to common stockholders	$(0.51)	$(0.50)	$(0.05)		$(0.32)	$(0.13)		$(0.08)
Shares used in computing basic and diluted earnings (loss) per share (in millions)	3,575.2	3,586.3	3,589.8		3,589.7	3,590.4		3,586.5
Balance Sheet Data (at end of period):
Total assets	$3,990.9	$1,871.0	$1,902.3		$907.4			$668.3
Total debt	$1,549.7	$1,076.6	$972.5		$1,276.2			$1,187.7
Convertible preferred stock(5)	$349.8	$349.8	$349.8		$349.8			$349.8
Total stockholders' equity (deficit)	$1,926.8	$235.8	$181.0		$(830.5)			$(971.1)
Pro Forma Data(6):
Pro forma net loss				$			$
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders				$			$
Pro forma shares used in computing basic and diluted earnings (loss) per share (in millions)
Pro forma total debt (at end of period)
Pro forma total stockholders' equity (deficit) (at end of period)

					Nine Months Ended September 30,
	Year Ended December 31,
(Dollars in millions, except per share amounts and average fracturing revenue per stage)
	2012	2013	2014	2015	2015	2016
Other Data:
Adjusted EBITDA(7)	$237.5	$264.1	$359.3	$(62.8)	$(61.2)	$(47.7)
Total fracturing stages	17,959	22,977	26,182	21,919	18,134	11,135
Average fracturing revenue per stage (in thousands)	$102	$82	$90	$59	$61	$31

(1)
We recorded depletion of $6.0 million and $4.2 million in 2012 and 2013, respectively, related to our sand mines before selling those assets in the third quarter of 2013.

(2)
In 2012, this amount includes a goodwill impairment of $1,484.9 million and a tradename impairment of $38.9 million. In 2013, this amount includes a goodwill impairment of $1,047.5 million and an asset impairment of $94.0 million related to the sale of our sand mining, processing and logistics assets. In 2014, this amount related to non-essential equipment and real property we identified to sell. For a discussion of amounts recorded for the year ended December 31, 2015, and the nine month periods ended September 30, 2015 and 2016, see Note 10—"Impairments and Other Charges" in Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(3)
In 2013, this amount includes a loss of $289.7 million related to the sale of our sand mining, processing and logistics assets.

(4)
Consists primarily of state margin taxes accounted for as income taxes. The tax effect of our net operating losses has not been reflected in our results because we have recorded a full valuation allowance with regards to the realization of our deferred tax assets since 2012.

(5)
The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for any of the periods presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. At September 30, 2016, the liquidation preference of the convertible preferred stock was estimated to be $856.6 million. See Note 7—"Convertible Preferred Stock" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

(6)
Pro forma data gives effect to (1)  the                        :                         reverse stock split, (2) the conversion of our convertible preferred stock into issued and outstanding common stock at a fixed exchange ratio of                        :                         , (3) the sale of                        shares of common stock to be issued by us in this offering at an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus and (4) the use of proceeds therefrom, as if each of these events occurred on January 1, 2015 for purposes of the statement of operations and September 30, 2016 for purposes of the balance sheet. See Note 17—"Unaudited Pro Forma Information" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for discussion of these pro forma amounts.

(7)
Adjusted EBITDA is a non-GAAP financial measure that we define as earnings before interest; income taxes; and depreciation and amortization, as well as, the following items, if applicable: gain or loss on disposal of assets; debt extinguishment gains or losses; inventory write-downs, asset and goodwill impairments; gain on insurance recoveries; acquisition earn-out adjustments; stock-based compensation; and acquisition or disposition transaction costs. The comparable financial measure to Adjusted EBITDA under GAAP is net income or loss. Adjusted EBITDA is used by management to evaluate the operating performance of our business for comparable periods and it is a metric used for management incentive compensation. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions, as it excludes a number of important items. In the view of management, Adjusted EBITDA is an important indicator of operating performance because it excludes the effects of our capital structure and certain non-cash items from our operating results. Adjusted EBITDA is also commonly used by investors in the oilfield services industry to measure a company's operating performance, although our definition of Adjusted EBITDA may differ from other industry peer companies.

        The following table reconciles our net loss to Adjusted EBITDA:

	Year Ended December 31,				Nine Months Ended September 30,
(In millions)	2012	2013	2014	2015	2015	2016
Net loss	$(1,816.5)	$(1,692.3)	$(56.5)	$(1,013.2)	$(355.7)	$(140.6)
Interest expense, net	130.3	129.1	74.2	77.2	54.8	66.1
Income tax expense (benefit)	0.8	1.5	1.1	(1.5)	0.1	—
Depreciation, depletion and amortization	364.5	355.7	294.4	272.4	206.9	87.5
Loss on disposal of assets, net	6.1	295.8	5.8	5.9	1.8	1.1
Loss (gain) on extinguishment of debt, net	7.0	20.3	28.4	0.6	0.6	(53.7)
Inventory write-down	—	—	—	24.5	24.5	—
Impairment of assets and goodwill	1,533.9	1,145.2	9.8	572.9	7.6	7.0
Gain on insurance recoveries	—	—	—	—	—	(15.1)
Acquisition earn-out adjustments	—	—	—	(3.4)	(3.0)	—
Stock-based compensation	1.4	1.6	2.1	1.8	1.2	—
Transaction costs(a)	10.0	7.2	—	—	—	—

Adjusted EBITDA	$237.5	$264.1	$359.3	$(62.8)	$(61.2)	$(47.7)

(a)
In 2013, these costs related to the sale of our proppant assets. In 2012, these costs related to a debt refinancing transaction that was not consummated and a loss on an uncollected receivable that was related to a change of control event in 2011.

        Adjusted EBITDA has not been adjusted to exclude the following items:

	Year Ended December 31,				Nine Months Ended September 30,
(In millions)	2012	2013	2014	2015	2015	2016
Employee severance costs	$1.0	$2.2	$—	$13.1	$12.0	$0.8
Supply commitment charges	—	—	—	11.0	10.0	1.5
Significant legal costs	—	—	3.1	8.1	1.0	—
Lease abandonment charges	—	—	—	1.8	1.1	1.4
Profit from sale of equipment to joint venture affiliate	—	—	—	(2.4)	(2.4)	—

Total	$1.0	$2.2	$3.1	$31.6	$21.7	$3.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, or beliefs. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

        We are one of the largest providers of hydraulic fracturing services in North America based on both active and total horsepower of our equipment. Our services enhance hydrocarbon flow from oil and natural gas wells drilled by E&P companies in shale and other unconventional resource formations. Our customers include large, independent E&P companies, such as Devon Energy Corporation, EOG Resources, EP Energy Corporation, EQT Production Company and Newfield Exploration Company, that specialize in unconventional oil and natural gas resources in North America. We operate in the most active major unconventional basins in the United States, including the Permian Basin, the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. In particular we:

  •
  provide high-pressure hydraulic fracturing services with a particular expertise in stimulating production of oil and natural gas from wells in shale and other unconventional formations;

  •
  provide proppant purchasing and logistics management;

  •
  manufacture and assemble many of the components of our hydraulic fracturing fleets, including all of the hydraulic pumps and consumables, such as fluid ends, we use in our operations; and

  •
  perform substantially all refurbishment, repair and maintenance services on our hydraulic fracturing fleets.

  Significant developments in 2016

  •
  In February, we sold substantially all of our remaining sand transportation equipment and related inventory for $8.0 million and began to take advantage of low pricing and sand transportation innovations by utilizing third-party freight providers to transport sand to our job sites.

  •
  Our joint venture, SinoFTS Petroleum Services Ltd., or SinoFTS, completed its first three hydraulic fracturing jobs in Chongqing, China.

  •
  In July, we completed a tender offer and subsequent open market purchases for a portion of our long-term debt in which we repurchased approximately $90.7 million of aggregate principal amount of long-term debt and recorded a gain on debt extinguishment of $52.3 million.

  •
  In the third quarter, we completed 500 days and 8.1 million man-hours with zero incidents resulting in lost work time. We achieved a year-to-date Total Recordable Incident Rate, or TRIR, as defined by the Occupational Safety and Health Administration, or OSHA, that is the lowest in company history and is significantly better than our industry peer group, as provided by the U.S. Bureau of Labor Statistics and ISNetworld.

  Trends that affected our business in 2016

        Our business is cyclical, and we depend on the willingness of our customers to make operating and capital expenditures to explore for, develop, and produce oil and natural gas in the United States. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are predominantly influenced by current and expected prices for oil and natural gas.

        WTI oil spot prices averaged $41.35 per barrel for the nine months ended September 30, 2016 compared to $50.94 in the same period of 2015. Henry Hub natural gas spot prices averaged $2.34 per one thousand cubic feet for the nine months ended September 30, 2016 compared to $2.80 in the same period of 2015. These low commodity prices have caused our customers to significantly reduce their hydraulic fracturing activities, which when combined with the excess supply of equipment deployed across the industry, has contributed to a lower pricing environment for our services in 2016. Subsequent to September 30, oil and natural gas prices have been volatile but have shown signs of improvement. If oil and natural gas prices continue to improve, we expect to see a positive effect on our business, which would generally be reflected in our operating results within three to six months after a sustained trend of improving prices.

        We continue to aggressively manage all operating costs and capital expenditures during this period of reduced activity and lower pricing. While we expect to have sufficient liquidity to fund our operations and capital expenditures over the next 12 months, we will continue to explore opportunities to further improve our liquidity or capital structure based on current and evolving business conditions.

  Business Outlook

        We expect that 2016 will continue to be challenging for our business. In response to oil prices that began dropping in the second half of 2014, the horizontal rig count in the United States dropped approximately 76% from 1,336 rigs at the end of December 2014 to a low of 314 in May 2016, according to Baker Hughes. In early 2016, WTI oil prices continued to fall, at one point reached a low of $26.19 per barrel. Natural gas spot prices have also remained below $2.00 per one thousand cubic feet at Henry Hub and have been substantially less than that in certain regions. The capital markets have imposed greater discipline on oil and gas companies, effectively requiring them to limit their capital expenditures to operating cash flow, which is depressed due to low commodity prices. Also, oil and gas companies, taken as a group, have less of their production hedged in 2016 than in prior years, furthering constraining cash flows. As a result of these conditions, nearly all oil and gas companies have significantly reduced their capital expenditure budgets for 2016. Reductions of 50%-60% compared to 2015 budgets, which were significantly reduced from 2014, are common. Consequently, the demand for our services has declined severely in early 2016, affecting us in terms of lower activity levels and continued pressure on pricing, which is further exacerbated by the large amount of excess equipment available in the market.

        In terms of our business, we believe that when WTI oil prices are sustained at a level above $50 per barrel, oil and gas companies will begin to increase activity. Similarly, we believe a sustained price of $2.50 per one thousand cubic feet for natural gas at Henry Hub will likely lead to increased activity, which would primarily affect our operations in the Marcellus and Utica Shale regions. Based on our prior experiences, we believe that sustained commodity prices at these levels would begin to affect our activity levels within three to six months. Depending on the extent and duration of increased activity, we expect that pricing for our services would then begin to recover to more sustainable levels.

        We are continuing to aggressively manage all operating costs and capital expenditures during this period of reduced activity and lower pricing. While we expect to have sufficient liquidity to fund our operations and capital expenditures over the next 12 months, we will continue to explore and evaluate opportunities to further improve our liquidity and capital structure in light of current and evolving business conditions.

Results of Operations

  Revenue

        We recognize revenue upon the completion of a stage of a job. A stage is considered complete when we have met the specifications set forth by our customer. We typically complete one or more stages per day during the course of a job. Invoices typically include an equipment charge and material charges for proppant, chemicals and other products consumed during the course of providing our services. The following table includes certain operating statistics that affect our revenue:

	Year Ended December 31,	Nine Months Ended September 30,
(Dollars in millions, except average fracturing revenue per stage)	2015	2015	2016
Revenue	$1,331.8	$1,135.1	$377.1
Revenue from related parties	43.5	43.0	2.7

Total revenue	$1,375.3	$1,178.1	$379.8

Total fracturing stages	21,919	18,134	11,135
Average fracturing revenue per stage (in thousands)	$59	$61	$31

        Total revenue for the nine months ended September 30, 2016 decreased by $798.3 million from the same period in 2015. The decrease in revenue for the nine months ended September 30, 2016 was due to a 38.6% decrease in fracturing stages completed and a 49.2% decrease in the average fracturing revenue per stage. The decrease in fracturing stages completed was primarily due to lower customer activity and well completion levels. The decrease in average fracturing revenue per stage was due to a lower pricing environment for both our services and fracturing materials in 2016 as well as certain customers choosing to procure their own proppants in 2016.

        The decrease in revenue from related parties for the nine months ended September 30, 2016 was due to a decrease in the activity levels for Chesapeake Parent.

  Costs of revenue

        The primary costs involved in conducting our hydraulic fracturing services are costs for materials used in the fracturing process and costs to operate, maintain, and repair our fracturing equipment. Costs related to the materials used in the fracturing process typically include costs for sand and other proppants, costs for chemicals added to the fracturing fluid, and freight costs to transport these materials to the well location. Costs to operate our fracturing equipment primarily consist of labor and fuel costs. Costs of revenue as a percentage of total revenue is as follows:

	Year Ended December 31,	Nine Months Ended September 30,
(Dollars in millions)	2015	2015	2016
Total revenue	$1,375.3	$1,178.1	$379.8
Costs of revenue, excluding depreciation and amortization	$1,257.9	$1,087.3	$369.7
Costs of revenue as a percentage of total revenue	91.5%	92.3%	97.3%

        Costs of revenue for the nine months ended September 30, 2016 decreased by $717.6 million from the same period in 2015. This decrease was due to a lower number of fracturing stages completed and a decrease in our fracturing cost per stage. Fracturing cost per stage for the nine months ended September 30, 2016 decreased by 45.4% from the same periods in 2015. The decrease in our fracturing cost per stage was due to lower material costs, our cost reduction initiatives, and changes in customer job requirements.

        Costs of revenue as a percentage of total revenue for the nine months ended September 30, 2016 increased by 5.0 percentage points from the same period in 2015. This change was primarily due to increased price concessions we extended to our customers in 2016, which have been partially offset by lower material costs and our cost reduction initiatives.

  Selling, general and administrative expense

        Selling, general and administrative expense for the nine months ended September 30, 2016 decreased by $77.6 million from the same period in 2015. These decreases were primarily due to our decreased employee headcount, decreased professional fees, and decreased insurance costs.

  Depreciation and amortization

        The following table summarizes our depreciation and amortization:

	Year Ended December 31,	Nine Months Ended September 30,
(In millions)	2015	2015	2016
Depreciation(1)	$169.9	$129.7	$87.5
Amortization(2)	102.5	77.2	—

Total depreciation and amortization	$272.4	$206.9	$87.5

(1)
Related to assets classified as "Property, plant, and equipment, net" on our consolidated balance sheets.

(2)
Related to definite-lived intangible assets that were impaired as of December 31, 2015.

        Depreciation and amortization for the nine months ended September 30, 2016 decreased by $119.4 million from the same period in 2015. This decrease was primarily due to the cessation of amortization associated with the intangible assets that were impaired at December 31, 2015. The decreases in depreciation were the result of asset impairments, asset disposals and certain assets becoming fully depreciated. Additionally, in recent years, we have chosen to refurbish our equipment as it approaches the end of its useful life, rather than to replace it by purchasing new equipment. The cost of refurbishing our equipment is significantly lower than it would be to purchase new equipment. As more of our fleet has become comprised of refurbished assets in recent years, our depreciation has correspondingly declined.

  Impairments and other charges

        The following table summarizes our impairments and other charges:

	Year Ended December 31,	Nine Months Ended September 30,
(In millions)	2015	2015	2016
Impairment of assets and goodwill	$572.9	$7.6	$7.0
Supply commitment charges	11.0	10.0	1.5
Lease abandonment charges	1.8	1.1	1.4
Employee severance costs	13.1	12.0	0.8
Inventory write-down	24.5	24.5	—
Acquisition earn-out adjustments	(3.4)	(3.0)	—

Total impairments and other charges	$619.9	$52.2	$10.7

        Impairment of Assets and Goodwill:    During the nine months ended September 30, 2016 we recorded asset impairments of $7.0 million related service equipment and real property that we no longer use and identified to sell. During the first nine months of 2015, we recorded a non-cash goodwill impairment of $7.1 million for our wireline reporting unit and an asset impairment of $0.5 million related to real property that we no longer use.

        In the fourth quarter of 2015 we concluded that the persistent low commodity price environment and its effect on our current and forecasted cash flows required us to perform multiple asset impairment tests. As a result, we recorded a number of asset impairments in the fourth quarter of 2015.

  •
  We evaluated the long-lived assets of our pressure pumping asset group for impairment and concluded that the fair value of this asset group was lower than the carrying value of the assets in the asset group. We recognized a total impairment for this asset group of $487.0 million. Of this amount, $461.4 million was attributable to our customer relationships, $20.6 million was attributable to certain equipment, and $5.0 million was attributable to our proprietary chemical blends.

  •
  We evaluated the long-lived assets of our wireline asset group for impairment and concluded that the fair value of this asset group was lower than the carrying value of the assets in the asset group. We recognized a total impairment for this asset group of $33.3 million. Of this amount, $24.2 million was attributable to certain equipment and $9.1 million was attributable to our customer relationships.

  •
  We evaluated our tradename intangible asset for impairment and concluded that the fair value of this asset was lower than its carrying value, which resulted in an impairment of $30.2 million.

  •
  We recorded $14.8 million of impairments for certain land and buildings that we no longer use.

        We are closely monitoring current industry conditions and future expectations. Our current forecast anticipates improving industry conditions in 2017; however, if the industry conditions from the past two years continue for a prolonged period or worsen, we may be subject to additional impairments of long-lived assets or intangible assets in future periods.

        Supply Commitment Charges:    We have recorded supply commitment charges related to contractual inventory purchase commitments to certain proppant suppliers. During the nine months ended September 30 2016 and 2015, we recorded charges under these supply arrangements of $1.5 million and $10.0 million, respectively. These charges were attributable to our decreased volume of purchases from these suppliers due to our lower activity levels in both periods. Additionally, in 2016, our decreased purchases were also due to certain customers procuring their own proppants.

        While we have successfully worked with our vendors to minimize charges related to these purchase commitments, if industry conditions do not improve or if we are unable to work with our vendors in the future, we may incur supply commitment charges in future periods.

        Lease Abandonment Charges:    During 2015 and 2016, we vacated certain leased facilities to consolidate our operations. For the nine months ended September 30, 2016 and 2015, we recognized $1.4 million and $1.1 million of expense in connection with these actions, respectively.

        Employee Severance Costs:    During 2015 and 2016, we incurred employee severance costs in connection with our corporate and operating restructuring initiatives. At September 30, 2016, we had paid substantially all severance payments to employees.

        Inventory Write-down:    In 2015 we made improvements to our supply chain that reduced our inventory requirements. In connection with this initiative we executed a program to liquidate excess inventory. We recorded a $24.5 million inventory write-down charge in connection with this liquidation program.

        Acquisition earn-out adjustments:    In the second quarter and fourth quarter of 2015, we remeasured the fair value of the contingent consideration related to our wireline acquisition and we recorded adjustments to reduce this liability by $3.0 million and $0.4 million, respectively. At December 31, 2015 and September 30, 2016, the fair value of the contingent consideration was zero and the period to earn the contingent consideration expired on October 31, 2016.

  Loss on disposal of assets, net

        We sold substantially all of our remaining sand transportation equipment and related inventory in February 2016. We received $8.0 million of proceeds and recognized a $0.3 million gain on this sale. During the nine months ended September 30, 2016, we sold a number of other surplus pieces of property and equipment. We received $18.3 million of proceeds and recognized a $1.4 million net loss on the sale of these assets.

  Gain on insurance recoveries

        In January 2016, a fire at one of our job sites in Oklahoma destroyed substantially all of the equipment in one of our fleets. These assets were insured at values greater than their carrying values. We received $19.0 million of insurance recovery proceeds for these assets, which exceeded their carrying values by $15.1 million.

  Interest expense, net

        Interest expense, net of interest income, for the nine months ended September 30, 2016 increased by $11.3 million from the same period in 2015. The increase was due to a higher average long-term debt balance and a higher average interest rate for our senior floating rate notes in 2016.

  Gain on extinguishment of debt, net

        In the third quarter of 2016, we completed a tender offer and subsequent open market purchases for a portion of our long-term debt in which we repurchased $90.7 million of aggregate principal amount of long-term debt and recorded a gain on debt extinguishment of $52.3 million. See Note 6—"Debt" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

  Income tax expense

        In 2012, we recorded a valuation allowance to reduce our net deferred tax assets to zero. We continue to provide a valuation allowance against all deferred tax assets in excess of our deferred tax liabilities. As a result, we did not record any U.S. federal or state income tax benefit related to our losses in 2016, 2015 or 2014. See Note 13—"Income Taxes" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information regarding our income taxes and valuation allowance.

  2015 Results and Trends

        Oil and natural gas prices in 2015 continued to decline to the lowest levels in the last 12 years with an average oil spot price of $47.22 per barrel in January 2015 compared to $37.19 in December 2015. Likewise, natural gas spot prices averaged $2.99 per one thousand cubic feet in January 2015 compared to $1.93 in December 2015. As a result of these low commodity prices, our customers significantly reduced their hydraulic fracturing activities in 2015. This reduction in activity levels created an oversupply of service providers in our industry and, consequently, market prices for our services declined significantly and materially affected our results of operations.

        During the year, we saw an approximately 35% decline in average revenue per stage, along with a 16% decline in the number of stages we completed, as compared to the prior year. We were able to partially offset the impact of these declines during the year and successfully executed the following initiatives throughout the year to react to this changing environment:

  •
  negotiated lower prices and improved contract terms with our suppliers of sand, chemicals, fuel, parts and equipment;

  •
  significantly reduced rates to transport sand to our job-sites;

  •
  increased operating efficiencies and fleet utilization;

  •
  reduced our selling, general and administrative expenses by eliminating nonessential items and activities; and

  •
  reduced our direct and indirect labor costs by reducing our total employee headcount from approximately 4,400 as of December 31, 2014, to approximately 1,900 as of December 31, 2015.

Liquidity and Capital Resources

  Sources of Liquidity

        During 2015, we issued $350 million of our 2020 Notes to provide sufficient liquidity to fund our operations. At September 30, 2016, we had $195.0 million of cash, which represented our total liquidity position. We believe that our remaining liquidity is sufficient to fund our operations and capital expenditures over the next 12 months in an improving environment. If conditions do not improve, we will continue to explore opportunities to improve our liquidity or capital structure in light of current and evolving business conditions.

  Cash Flows

        The following table summarizes our cash flows:

	Year Ended December 31,	Nine Months Ended September 30,
(In millions)	2015	2015	2016
Net loss adjusted for non-cash items	$(133.3)	$(111.2)	$(106.9)
Changes in operating assets and liabilities	183.9	149.3	32.8

Net cash (used in) provided by operating activities	50.6	38.1	(74.1)
Net cash provided by (used in) investing activities	(97.9)	(89.8)	42.1
Net cash (used in) provided by financing activities	301.4	301.5	(37.6)

Net (decrease) increase in cash	254.1	249.8	(69.6)
Cash, beginning of period	10.5	10.5	264.6

Cash, end of period	$264.6	$260.3	$195.0

        Cash flows from operating activities have historically been a significant source of liquidity we use to fund capital expenditures and repay our debt. Changes in cash flows from operating activities are primarily affected by the same factors that affect our net income, excluding non-cash items such as depreciation and amortization, stock-based compensation, and impairments of assets.

        Net cash used in operating activities was $74.1 million for the nine months ended September 30, 2016 compared to net cash provided by operating activities of $38.1 million for the same period in 2015. Cash flows from operating activities consists of net loss adjusted for non-cash items and changes in operating assets and liabilities. Net loss adjusted for non-cash items resulted in a cash decrease of $106.9 million and $111.2 million for the nine months ended September 30, 2016 and 2015, respectively. The net change in operating assets and liabilities resulted in a cash increase of $32.8 million and $149.3 million for the nine months ended September 30, 2016 and 2015, respectively. The net change in operating assets and liabilities for the nine months ended September 30, 2016 was primarily due to decreased accounts receivable, partially offset by decreased accrued expenses and accounts payable, which were all due to our lower activity levels in 2016.

        Net cash provided by investing activities for the nine months ended September 30, 2016 was $42.1 million compared to net cash used in investing activities of $89.8 million for the same period in 2015. This change was primarily due to reduced capital expenditures in 2016, increased asset disposal proceeds in 2016, and insurance recovery proceeds received in 2016.

        Net cash used in financing activities for the nine months ended September 30, 2016 was $37.6 million compared to net cash provided by financing activities of $301.5 million for the same period in 2015. The net decrease in cash flows in 2016 was due to debt repurchases. The net increase in cash flows in 2015 was due to the issuance of $350 million senior floating rate notes due in 2020, partially offset by a repayment of borrowings under our previously existing revolving credit facility. For additional information regarding our long-term debt, see "Description of Indebtedness."

  Contractual Commitments and Obligations

        The following table summarizes our contractual commitments at December 31, 2015 (and does not give effect to the use of proceeds from this offering):

		Payments Due by Period
(In millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations	$1,300.0	$—	$—	$350.0	$950.0
Interest obligations(1)(2)	467.4	86.0	171.6	157.6	52.2
Operating lease obligations	53.0	21.8	22.6	5.5	3.1
Purchase obligations	459.2	39.5	135.2	97.3	187.2
Other long-term liabilities reflected on the balance sheet	3.9	—	3.9	—	—

Total	$2,283.5	$147.3	$333.3	$610.4	$1,192.5

(1)
Our Term Loan bears interest at a variable rate based on LIBOR plus a margin of 4.75% per annum, with a 1.00% LIBOR floor. The future interest payment amounts included in the table for the Term Loan have been calculated based on a rate of 5.75% because as of December 31, 2015 LIBOR was less than 1.00% per annum.

(2)
Our 2020 Notes bear interest at a variable rate based on LIBOR plus a margin of 7.50% per annum. The future interest payment amounts included in the table for the 2020 Notes have been calculated at the rate in effect at December 31, 2015.

        In 2016, we completed a tender offer and subsequent open market purchases for a portion of our long-term debt in which we repurchased $90.7 million of aggregate principal amount of long-term debt and recorded a gain on debt extinguishment of $52.3 million. See Note 6—"Debt" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information on our long-term debt obligations.

        In 2016, we renegotiated a number of our supply contracts with purchase commitments. At September 30, 2016, our future minimum purchase commitments due under these agreements are as follows:

		Payments Due by Period
(In millions)	Total	Remainder of 2016	2017 and 2018	2019 and 2020	2021 and Thereafter
Purchase obligations	$415.3	$6.7	$117.3	$102.7	$188.6

  Capital Expenditures

        The nature of our capital expenditures consists of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Our capital expenditures for 2016 will be approximately $10 million to support our operations, as we have reduced expenditures to conserve liquidity during the market downturn. We estimate capital expenditures will increase in 2017 to a range of $30 million to $40 million. We believe this level of capital expenditure is the minimum amount necessary to support our current operations, but this amount could differ from actual expenditures because it is highly dependent upon the number of fleets we activate throughout the year. Our cash will be used to fund our capital expenditure needs, which we believe will be sufficient to fund operations in an improving environment in 2017. We continuously evaluate our capital expenditures and the amount we ultimately spend will primarily depend on industry conditions.

Off-Balance Sheet Arrangements

        Except for our normal operating leases, we do not have any off-balance sheet financing arrangements, transactions, or special purpose entities.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements and related notes requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

        In the notes accompanying the consolidated financial statements, we describe the significant accounting policies used in the preparation of our consolidated financial statements. We believe that the following represent the most significant estimates and management judgments used in preparing the consolidated financial statements.

  Property, Plant, and Equipment

        We calculate depreciation based on the estimated useful lives of our assets. When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. However, the cyclical nature of our business, which results in fluctuations in the use of our equipment and the environments in which we operate, could cause us to change our estimates, thus affecting the future calculation of depreciation.

        We continuously perform repair and maintenance expenditures on our service equipment. Expenditures for renewals and betterments that extend the lives of our service equipment, which may include the replacement of significant components of service equipment, are capitalized and depreciated. Other repairs and maintenance costs are expensed as incurred. The determination of whether an expenditure should be capitalized or expensed requires management judgment with regard to the effect of the expenditure on the useful life of the equipment.

        We separately identify and account for certain significant components of our hydraulic fracturing units including the engine, transmission, and pump, which requires us to separately estimate the useful lives of these components. For our other service equipment, we do not separately identify and track depreciation of specific original components. When we replace components of these assets, we typically have to estimate the net book values of the components that are retired, which is based primarily upon their replacement costs, their ages and their original estimated useful lives.

  Definite-lived Intangible Assets

        The amortization of our definite-lived intangible assets reflected in our Consolidated Statements of Operations was zero and $102.5 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. These intangible assets were primarily related to customer relationships and proprietary chemical blends acquired in business acquisitions. We calculated amortization for these assets based on their estimated useful lives. When these assets were recorded, we made estimates with respect to their useful lives that we believed were reasonable. However, these estimates contained judgments regarding the future utility of these assets and a change in our assessment of the useful lives of these assets could have materially changed the future calculation of amortization. At December 31, 2015, we impaired all of our definite-lived intangible assets.

  Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

        Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. If the carrying amount is not recoverable, we recognize an impairment loss equal to the amount by which the carrying amount exceeds fair value. We estimate fair value based on the income, market or cost valuation techniques. Our fair value calculations for long-lived assets and intangible assets contain uncertainties because they require us to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and assumptions about market performance. We also apply judgment in the selection of a discount rate that reflects the risk inherent in our current business model.

        We have historically acquired goodwill and indefinite-lived intangible assets related to business acquisitions. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We review our goodwill and indefinite-lived intangible assets on an annual basis, at the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill or an intangible asset may exceed its fair value. If the carrying value of goodwill or an intangible asset exceeds its fair value, we recognize an impairment loss for this difference. Our impairment loss calculations for goodwill and indefinite-lived intangible assets contain uncertainties because they require us to estimate fair values of our reporting units and intangible assets, respectively. We estimate fair values based on various valuation techniques such as discounted cash flows and comparable market analyses. These types of analyses contain uncertainties because they require us to make judgments and assumptions regarding future profitability, industry factors, planned strategic initiatives, discount rates and other factors.

  Unconditional Purchase Obligations

        We have historically entered into supply arrangements, primarily for sand, with our vendors that contain unconditional purchase obligations. These represent obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay"

contracts. We enter into these unconditional purchase obligation arrangements in the normal course of business to ensure that adequate levels of sourced product are available to us. To account for these arrangements, we must monitor whether we may be required to make a minimum payment to a vendor in a future period because our projected inventory purchases may not satisfy our minimum commitments. If we conclude that it is probable that we will make a minimum payment under these arrangements, we will record an estimated loss for these commitments in the current period.

        A loss related to an unconditional purchase obligation contains uncertainties because it requires us to make assumptions and apply judgment to forecast future demand, determine the ultimate allocation of a commitment shortfall to our various vendors, and assess our ability to cure a commitment shortfall during cure periods allowed for by certain vendors. Although we believe that our judgments and estimates are reasonable, actual results could differ, and we may be subject to additional losses or gains that could be material in future periods.

  Tax Contingencies

        We are subject to income taxes and other state and local taxes. Our tax returns are periodically audited by federal, state and local tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the reporting of various taxable transactions. At any one time, multiple tax years are subject to audit by the various tax authorities. After evaluating the exposures associated with our various tax filing positions, we may record a liability for such exposures. A number of years may elapse before a particular matter, for which we have established a liability, is audited and fully resolved or clarified. We adjust our liability for these tax exposures in the period in which a tax position is effectively settled, the period in which the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available.

        Our liabilities for these tax positions contain uncertainties because management is required to make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Although we believe that our judgments and estimates are reasonable, actual results could differ, and we may be subject to losses or gains that could be material.

Recent Accounting Pronouncements

        See Note 2—"Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures About Market Risk

        At September 30, 2016 and December 31, 2015, we held no significant derivative instruments that materially increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks.

        We are subject to interest rate risk on a portion of our long-term debt. Our Term Loan bears interest at a variable rate based on LIBOR plus a margin of 4.75% per annum, with a 1.00% LIBOR floor. As of September 30, 2016 and December 31, 2015 LIBOR was below 1.00% per annum. Therefore an increase in LIBOR up to 1.00% per annum would not affect our results of operations, financial condition or cash flows.

        Our 2020 Notes bear interest at a variable rate based on LIBOR plus a margin of 7.50% per annum. Therefore a 1% increase in LIBOR would increase the interest payments for these notes by approximately $3.5 million.

        We are subject to commodity price risk related to our diesel fuel usage. A $0.25 per gallon change in the price of diesel fuel would have changed our costs of revenue by approximately $4.6 million for the nine months ended September 30, 2016 and $8 million for the year ended December 31, 2015.

        During 2015 and 2016, substantially all of our operations were conducted within the United States; therefore we had no significant exposure to foreign currency exchange rate risk.

Change in Accountants

        On November 10, 2015, our board of directors approved the dismissal of Ernst & Young LLP, or E&Y, from its role as our independent registered accounting firm.

        The reports of E&Y on our consolidated financial statements during our two most recent fiscal years, which are not included herein, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During our two most recent fiscal years, (1) we had no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (2) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

        We provided E&Y with a copy of this disclosure prior to its filing and requested that E&Y furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respect in which it does not agree. A copy of E&Y's letter, dated                        , 2017 is attached as Exhibit 16.1.

        On November 10, 2015, our board of directors approved the engagement of Grant Thornton LLP as our new independent registered public accounting firm. We did not consult Grant Thornton LLP regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K), during our two most recent fiscal years.

BUSINESS

Our Company

        We are one of the largest providers of hydraulic fracturing services in North America based on both active and total horsepower of our equipment. Our services enhance hydrocarbon flow from oil and natural gas wells drilled by E&P companies in shale and other unconventional resource formations.

        We currently have 1.6 million total hydraulic horsepower across 32 fleets, of which 17 fleets were active at the end of 2016. Since 2010, we have completed more than 130,000 fracturing stages across the most active major unconventional basins in the United States. This history gives us valuable experience and operational capabilities at the leading edge of horizontal well completions in unconventional formations. In addition, we have in-house manufacturing and maintenance capabilities that allow us to produce, maintain and reactivate our equipment at a lower cost than many of our competitors. As one of the largest hydraulic fracturing service providers in North America based on the active and total horsepower of our equipment, we believe we are well positioned to capitalize on the recovery of the North American oil and gas exploration market.

        We operate in the most active major unconventional basins in the United States, including the Permian Basin, the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. We are one of the top-three hydraulic fracturing companies in the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. Our large-scale operating presence across a variety of active basins provides us with important strategic advantages, such as: the ability to serve large, multi-basin customers; better negotiating power with our customers and suppliers; reduced volatility in our activity levels as completions activity endures cycles in different basins; and a lower relative cost structure for fixed overhead and corporate costs. The following map shows the basins in which we operate and the number of fleets operated in each basin as of December 2016.

        Our industry experienced a significant downturn beginning in late 2014 as oil and natural gas prices dropped significantly. The downturn materially impacted our results in 2015 and 2016, primarily due to reduced activity levels and lower pricing for our services. Recently, however, we have seen a rebound in the demand for our services as oil prices have more than doubled since the 12-year low of $26.19 in February 2016, reaching $54.01 in December 2016. Starting in the third quarter of 2016, we have also been able to obtain higher prices for our services, reversing a downward trend that accompanied the decrease in commodity prices.

        We capitalized on the downturn by implementing measures to reduce our cost of operations and to improve the efficiency of our operations. As a result, we have been able to increase our productivity by approximately 19% compared to 2014, as measured by average stages per fleet. We believe these cost reductions and efficiency improvements will continue even as activity levels increase.

        The graphs below show our activity level, as measured by the number of stages completed per quarter, and our efficiency level, as measured by average stages per fleet per quarter.

        We have a uniform fleet of hydraulic fracturing equipment. We designed our equipment to uniform specifications intended specifically for completions work in oil and gas basins requiring high levels of pressure, flow rate and sand intensity. The standardized, "plug and play" nature of our fleet provides us with several advantages, including reduced repair and maintenance costs; reduced inventory costs; the ability to redeploy equipment among operating basins; and reduced complexity in our operations, which improves our safety and operational performance.

        Our customers include large, independent E&P companies, such as Devon Energy Corporation, EOG Resources, EP Energy Corporation, EQT Production Company and Newfield Exploration Company, that specialize in unconventional oil and natural gas resources in North America. We believe our customer base is likely to remain among the most active consumers of hydraulic fracturing services as the oil and gas industry recovers.

        We manufacture and refurbish many of the components used by our fleets, including all of the consumables, such as fluid-ends. In addition, we perform substantially all the maintenance, repair and servicing of our hydraulic fracturing fleets. We believe our cost to produce components is significantly less than the cost to purchase comparable quality components from third-party suppliers. In addition, we believe our ability to manufacture fluid-ends and power-ends and perform full-scale refurbishments on our engines and transmissions results in significant cost savings.

        Our manufacturing capabilities also reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, it is not uncommon for external equipment vendors to report order backlogs of up to nine months. Our competitors may be unable to source components when needed or may be required to pay a much higher price for their components, or both, due to bottlenecks in supplier production levels. We have historically manufactured, and believe we have the capacity to manufacture, all major consumable components required to operate all 32 of our fleets at full capacity.

        We have chosen to be a fast adopter of certain new technologies focused on: increasing fracturing effectiveness for our customers, reducing the operating costs of our equipment and enhancing the HSE conditions at our well sites. We help customers monitor and modify fracturing fluids and designs, and conduct our fluid research and development operations through a strategic partnership with a third-party technology center. This partnership allows us to work closely with our customers to rapidly adopt and integrate next-generation fluid breakthroughs, such as our NuFlo® 1000 fracturing fluid diverter, into our product offerings.

        We own a 45% interest in SinoFTS, which is a Chinese joint venture that we formed in June 2014 with Sinopec. SinoFTS fractured its first five wells in China in 2016. This joint venture provides us with experience in overseas operations that could be beneficial to us if hydraulic fracturing activity begins to grow significantly in international markets.

Our Services

Hydraulic Fracturing

        Our primary service offering is providing hydraulic fracturing services, also known as pressure pumping, to oil and natural gas E&P companies. These services are designed to enhance hydrocarbon flow in oil and natural gas wells, thus increasing the amount of hydrocarbons recovered. The development of resources in unconventional reservoirs, including oil and gas shales, is a technically and operationally challenging segment of the oilfield services market that has experienced strong growth worldwide, particularly in the United States. During 2014, which was the peak year of the recent industry upcycle, we completed nearly 26,200 fracturing stages for our customers utilizing as many as 32 fleets.

        Hydraulic fracturing represents the largest cost of completing a shale oil or gas well. The process consists of pumping a fracturing fluid into a well casing or tubing at sufficient pressure to fracture the formation. The fracturing fluid primarily consists of water mixed with a small amount of chemicals and guar, forming a highly viscous liquid. Materials known as proppants, in our case primarily sand, are suspended in the fracturing fluid and are pumped into the fracture to prop it open. Once the fractures are open, the fluid is designed to "break," or reduce its viscosity, so that it will more easily flow back out of the formation. The proppants, which remain behind in the formation, act as a wedge that keeps the fractures open, allowing the trapped hydrocarbons to flow more freely. As a result of a successful fracturing process, hydrocarbon recovery rates are substantially enhanced, thus increasing the return on investment for our customer. The amount of hydrocarbons produced from a typical shale oil or gas well generally declines quickly, with production from a shale well typically falling 60% to 70% in the first year. This necessitates new wells being fractured to replace the production lost from the rapid decline.

        We designed all of the hydraulic fracturing units and much of the auxiliary equipment used in our fleets to uniform specifications intended specifically for work in oil and gas basins requiring high pressures and high levels of sand intensity. Each of our fleets typically consists of 16 to 25 hydraulic fracturing units; two or more blenders (one used as a backup), which blend the proppant and chemicals into the hydraulic fluid; sand kings and other types of large containers used to store sand on location; various vehicles used to transport chemicals, gels and other materials; and various service trucks. Each hydraulic fracturing fleet includes a mobile, on-site control center that monitors pressures, rates and volumes, as applicable. Each control center is equipped with high bandwidth satellite hardware that provides continuous upload and download of job telemetry data. The data is delivered on a real-time basis to on-site job personnel, the customer and an assigned coordinator at our headquarters for display in both digital and graphical form.

        Our hydraulic fracturing units consist primarily of a high-pressure pump, a diesel or combined diesel and natural gas engine, a transmission and various other supporting equipment mounted on a trailer. The high pressure pump consists of two key assemblies: the fluid-end and the power-end. Although the power-end of our pumps generally lasts several years, the fluid-end, which is the part of the pump through which the fracturing fluid is expelled under high pressure, is a shorter-lasting consumable, typically lasting less than one year. We refer to the group of hydraulic fracturing units, auxiliary equipment and vehicles necessary to perform a typical fracturing job is referred to as a "fleet" and the personnel assigned to each fleet as a "crew." Our fleets operate primarily on a 24-hour-per-day basis, in which we typically staff three crews per fleet, including one crew on days off. Our focus on 24-hour operations allows us to keep our equipment working for more hours per day, which we believe enhances our return-on-assets over time.

        We serve our customers primarily through service agreements for one or more "dedicated" fleets, rather than through marketing our fleets primarily for "spot work." Under our typical dedicated fleet agreements, we deploy one or more of our hydraulic fracturing fleets exclusively to a customer for a set period of time, such as six months, in exchange for specified minimum volume commitments and an agreed price level that rises or falls in accordance with oil and/or natural gas pricing indexes. By contrast, under a typical spot work strategy, there are no volume commitments, and a fleet moves between customers as work becomes available. We believe that our strategy of pursuing dedicated fleets leads to a higher level of fleet utilization, as measured by the number of days each fleet is working per month, which we believe reduces our month-to-month revenue volatility and increases our profitability.

        An important element of hydraulic fracturing is the proper handling of the fracturing fluid. In all of our hydraulic fracturing jobs, our customers specify the composition of the fracturing fluid to be used. Sometimes this fluid includes products marketed by us. Our customers are responsible for the disposal of the fracturing fluid that flows back out of the well as waste using a controlled flow-back process, and we are not involved in that process or in the disposal of the fluid.

Wireline Services

        Our wireline services primarily consist of setting plugs between hydraulic fracturing stages, creating perforations within hydraulic fracturing stages and logging the characteristics of resource formations. Our wireline services equipment is designed to operate under high pressure in unconventional resource formations without delaying hydraulic fracturing operations. We currently provide wireline services in each of the areas where our hydraulic fracturing fleets operate. As of December 31, 2016, we own 55 wireline units.

Industry Overview and Trends

        The oil and natural gas industry has traditionally been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including the domestic and international supply and demand for oil and natural gas, current and expected future prices for oil and natural gas and the perceived stability and sustainability of those prices, production depletion rates and the resultant levels of cash flows generated and allocated by E&P companies to their well completions budget. The oil and natural gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and elsewhere), levels of customer demand, the availability of pipeline capacity and other conditions and factors that are beyond our control.

        The principal factor influencing demand for hydraulic fracturing services is the level of horizontal drilling activity by E&P companies. Since 2006, these companies have increasingly focused on exploiting the hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs by utilizing horizontal drilling and hydraulic fracturing. Over the last decade, advances in these technologies have made the development of many unconventional resources, such as oil and natural gas shale formations, economically attractive. This led to a dramatic increase in the development of oil- and natural gas-producing basins in the United States and a corresponding increase in the demand for hydraulic fracturing services. According to Baker Hughes, the United States horizontal rig count increased from 335 at the beginning of 2007 to approximately 1,350 on December 31, 2014, representing a 19% CAGR.

        The significant decline in oil and natural gas prices that began in the third quarter of 2014 continued into February 2016, when the closing price of oil reached a 12-year low of $26.19 in February

2016. The horizontal rig count in the United States declined by 77%, from its peak of 1,372 rigs in November 2014 to a low of 314 rigs in May 2016, according to Baker Hughes. The low commodity price environment caused a reduction in the completion activities of most of our customers and their spending on our services, which has substantially reduced the prices we can charge our customers and has had a negative impact on our activity levels.

        However, oil prices have increased since the 12-year low recorded in February 2016, reaching $54.01 in December 2016. As commodity prices have rebounded, we have experienced an increase in the level of demand for our services. Although our industry traditionally has been volatile, the following trends in our industry should benefit our operations and our ability to achieve our business objectives as commodity prices recover:

        Large production growth from U.S. oil and gas formations.    U.S. average petroleum field production has grown at a compound annual growth rate of 9.8% over the period from 2009 through 2015 due to production gains from unconventional reservoirs. According to the U.S. Energy Information Administration, or EIA, U.S. tight oil production grew from 380,000 barrels per day in 2007 to almost 4.9 million barrels per day in 2015, representing 52% of total U.S. crude oil production in 2015. A majority of this increase came from the Permian Basin, the SCOOP/STACK region, the Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale, which are our five operating basins, as well as the Williston Basin. We expect that this continued growth will result in increased demand for our services as commodity prices continue to stabilize or increase.

        Increased use of horizontal drilling to develop high-pressure U.S. resource basins.    Although the U.S. horizontal rig count declined significantly from December 2014 to May 2016, the horizontal rig count as a percentage of the overall onshore rig count has increased every year since 2007, when horizontal rigs represented only approximately 25% of the total U.S. onshore rig count at year-end. We believe horizontal drilling activity will continue to grow as a portion of overall onshore wells drilled in the U.S., primarily due to E&P companies increasingly developing unconventional resources such as shales. Successful economic production of these unconventional resource basins frequently requires hydraulic fracturing services like those we provide.

        Faster drilling speed.    The speed of drilling rigs is increasing significantly, which has increased the number of wells drilled for a given rig count. The speed of drilling means that more fracturing fleets are needed for every active drilling rig. On average there used to be four drilling rigs for each fracturing fleet, but that ratio is now less than 3-to-1, and continuing to decline. As a result, E&P companies are able to complete more stages using fewer rigs and industry sources expect that total stages completed will surpass 2014 levels at a significantly lower corresponding rig count.

        Increasing completions intensity.    Longer lateral lengths for horizontal wells and more sand per lateral foot require increased horsepower to execute a completion, which means that more fracturing units will be required for each fleet. The increased amount of sand per lateral foot also increases the wear-and-tear on each unit's components and parts, which will increase the repair and maintenance costs for each fleet. We expect that the projected increase in drilling speed and sand intensity will result in an increased demand for, and diminished supply of, our services.

        Reduced supply of hydraulic fracturing services from our competitors.    The hydraulic fracturing industry in the United States is characterized by a few large providers (six with over 1 million horsepower), several medium sized providers (10 with between 1 million and 300,000 horsepower) and a significant number of smaller providers. We believe that many of these providers have been deferring or declining to repair their hydraulic fracturing equipment as it breaks down from ordinary use. This phenomenon of providers choosing to retire rather than repair broken equipment is often referred to as "attrition." According to an industry report, the total working horsepower in North America declined from approximately 22 million in 2014 to approximately 14 million in 2016. Additionally, the large number of small service providers in our industry may make it an attractive candidate for industry consolidation, which would further reduce competition. These factors should lead to a better balance of supply and demand and to higher pricing levels for our services.

        Completion of refracturings and drilled-but-uncompleted wells.    As producing shale wells age, their level of production declines, typically falling 60% to 70% in the first year. Refracturing these wells can increase production levels. As the number and age of producing unconventional wells increases, the market for recompletions is expected to increase. In addition, because the cost of recompleting a well is generally lower than the total cost of drilling and completing a new well, the demand for recompletions is expected to increase relative to demand for new completions during depressed commodity price environments.

        Potential development of international markets for our hydraulic fracturing services.    There has been growing international interest in the development of unconventional resources such as oil and natural gas shales. This interest has resulted in a number of recently completed joint ventures between major U.S. and international E&P companies related to shale basins in the United States and acquisitions of significant acreage in shale basins in the United States by large, non-U.S. E&P companies. We believe that these acquisitions and joint ventures, which generally require the international partner to commit to significant future capital expenditures, will provide additional demand for hydraulic fracturing services in the coming years. Additionally, such activity may stimulate development of oil and natural gas shales outside the United States, such as the recent activity by our SinoFTS joint venture in Chongqing, China.

        The EIA projects that the average WTI price will increase through 2040 from growing demand and the development of more costly oil resources. The EIA also anticipates continued growth in long-term U.S. domestic demand for natural gas. We believe that as demand for oil and natural gas increases, exploration and production activity will rise and demand for our services will increase. Recent events including declines in North American production, attrition in the supply of horsepower in our industry and agreements by OPEC and certain other oil-producing countries to reduce oil production have provided upward momentum for energy prices. If near-term commodity prices stabilize at current levels or recover further, we expect a more active demand environment during the next 24 months than has been experienced in the previous 24 months.

Competitive Strengths

        We believe that we are well positioned because of the following competitive strengths:

Large scale and leading market share across the most active major U.S. unconventional resource basins

        With 1.6 million total hydraulic horsepower in our fleet, we are one of the largest hydraulic fracturing service providers in North America based on both active and total horsepower of our equipment. We are one of the top-three hydraulic fracturing companies in some of the most active basins in the United States, including the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. We also have an extensive, long-standing presence in the Permian Basin. According to an industry report from December 2016, these basins will account for more than 75% of all new wells drilled in 2017 and 2018.

        This geographic diversity reduces the volatility in our revenue due to basin trends, relative oil and gas prices, adverse weather and other events. Our five hydraulic fracturing districts enable us to rapidly reposition our fleets based on demand trends among different basins. Additionally, our large market share in each of our operating basins allows us to spread our fixed costs over a greater number of fleets. Furthermore, our large scale strengthens our negotiating position with our suppliers and our customers.

Pure-play, efficient hydraulic fracturing services provider with extensive experience in U.S. unconventional oil and gas production

        Our primary focus is hydraulic fracturing. For the nine months ended September 30, 2016, 92% of our revenues came from hydraulic fracturing services. Since 2010, we have completed more than 130,000 fracturing stages across the most active major unconventional basins in the United States. This history gives us valuable experience and operational capabilities at the leading edge of horizontal well completions in unconventional formations.

        We designed all of the hydraulic fracturing units and much of the auxiliary equipment used in our fleets to uniform specifications intended specifically for work in oil and gas basins requiring high pressures and high levels of sand intensity. In addition, we use proprietary pumps with fluid-ends that are capable of meeting the most demanding pressure, flow rate and proppant loading requirements encountered in the field.

        We believe our focus on hydraulic fracturing provides us the expertise and dedication to run our fleets in 24-hour operations, in contrast to several of our competitors that run their fleets in 12-hour operations. As a result, we have the opportunity to complete more stages per day than such competitors. In addition, rather than perform "spot work," we prefer to dedicate each of our fleets to a specific customer for a set period of time, such as six months, in exchange for specified minimum volume commitments and indexed pricing. These arrangements allow us to increase the number of days per month that our fleet is generating revenue and allow our crews to better understand customer expectations and improve efficiency and safety.

In-house manufacturing, equipment maintenance and refurbishment capabilities

        We manufacture and refurbish many of the components used by our fleets, including all of the consumables, such as fluid-ends. In addition, we perform substantially all the maintenance, repair and servicing of our hydraulic fracturing fleets. We believe our cost to produce components is significantly less than the cost to purchase comparable quality components from third-party suppliers. In addition, we believe our ability to manufacture fluid-ends and power-ends and perform full-scale refurbishments on our engines and transmissions results in significant cost savings. As trends in our industry continue toward increasing proppant levels and service intensity, the added wear-and-tear on hydraulic fracturing equipment will increase the rate at which components need to be replaced for a typical fleet, increasing our long-term cost advantage versus our competitors that do not have similar in-house manufacturing capabilities.

        Our manufacturing capabilities also reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, it is not uncommon for external equipment vendors to report order backlogs of up to nine months. Our competitors may be unable to source components when needed or may be required to pay a much higher price for their components, or both, due to bottlenecks in supplier production levels. We have historically manufactured, and believe we have the capacity to manufacture, all major consumable components required to operate all 32 of our fleets at full capacity.

        Additionally, manufacturing our equipment internally allows us to constantly improve our equipment design in response to the knowledge we gain by operating in harsh geological environments under challenging conditions. This rapid feedback loop between our field operations and our manufacturing operations positions our equipment at the leading edge of developments in hydraulic fracturing design.

Uniform fleet of standardized, high specification hydraulic fracturing equipment

        We have a uniform fleet of hydraulic fracturing equipment. We designed our equipment to uniform specifications intended specifically for completions work in oil and gas basins requiring high levels of pressure, flow rate and sand intensity. The standardized, "plug and play" nature of our fleet provides us with several advantages, including reduced repair and maintenance costs; reduced inventory costs; the ability to redeploy equipment among operating basins; and reduced complexity in our operations, which improves our safety and operational performance. We believe our technologically advanced fleets are among the most reliable and best performing in the industry with the capabilities to meet the most demanding pressure and flow rate requirements in the field.

        Our standardized equipment reduces our downtime as our mechanics can quickly and efficiently diagnose and repair our equipment. Our uniform equipment also reduces the amount of inventory we need on hand. We are able to more easily shift fracturing pumps and other equipment among operating areas as needed to take advantage of market conditions and to replace temporarily damaged equipment. This flexibility allows us to target customers that are offering higher prices for our services, regardless of the basins in which they operate. Standardized equipment also reduces the complexity of our operations, which lowers our training costs. Additionally, we believe our industry-leading safety record is partly attributable to the standardization of our equipment, which makes it easier for mechanics and equipment operators to identify and diagnose problems with equipment before they become safety hazards.

Safety leader

        Safety is at the core of our operations. Our safety record for 2016 was the best in our company history and we believe significantly better than our industry peer group, based on data provided by the U.S. Bureau of Labor Statistics and ISNetworld. For the past three years, we believe our total recordable incident rate was less than half of the industry average. Additionally, for the past 18 months, our loss time incident rate was zero. Many of our customers impose minimum safety requirements on their suppliers of hydraulic fracturing services, and some of our competitors are not permitted to bid on work for certain customers because they do not meet those customers' minimum safety requirements. Because safety is important to our customers, our safety score helps our commercial team to win business from our customers. Our safety focus is also a morale benefit for our crews, which enhances our employee retention rates. Finally, we believe that continually searching for ways to make our operations safer is the right thing to do for our employees and our customers.

Experienced management and operating team

        Our management team has an extensive and diverse skill set, with an average of 24 years of professional experience. Our operational and commercial executives have a deep understanding of unconventional resource formations, with an average of 30 years of oil and gas industry experience. In addition, as a result of our pure-play focus on hydraulic fracturing and dedicated fleet strategy, our operations teams have extensive knowledge of the geographies in which we operate as well as the technical specifications and other requirements of our customers. We believe this knowledge and experience allows us to service a variety of E&P companies across different basins efficiently and safely.

Our Strategy

        Our primary business objective is to be the largest pure-play provider of hydraulic fracturing services within U.S. unconventional resource basins. We intend to achieve this objective through the following strategies:

Capitalize on expected recovery and demand for our services

        As the demand for oilfield services in the United States recovers, the hydraulic fracturing sector is expected to grow significantly. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate, or CAGR, of 31% from 2016 through 2020. As one of the largest hydraulic fracturing service providers in North America based on the active and total horsepower of our equipment, we believe we are well positioned to capitalize on the recovery of the North American oil and gas exploration market. As of December 31, 2016, we had 17 active fleets and 1.6 million total hydraulic horsepower across 32 total fleets. We have already committed three additional fleets to begin working in January 2017 and continue to receive customer interest in reactivating further fleets. In addition to repaying a portion of our indebtedness, we intend to use a portion of the proceeds from this offering to reactivate additional fleets in 2017 and 2018.

Deepen and expand relationships with customers that value our completions efficiency

        We service our customers primarily with dedicated fleets and 24-hour operations. We dedicate one or more of our fleets exclusively to the customer for a period of time allowing for those fleets to be integrated into the customer's drilling and completion schedule. As a result, we are able to achieve higher levels of utilization, as measured by the number of days each fleet is working per month, which increases our profitability. In addition, we operate our fleets on a 24-hour basis, allowing us to complete our services in less time than our competitors that run their fleets for only 12 hours per day. Accordingly, we seek to partner with customers that have a large number of wells awaiting completion and that value efficiency in the performance of our service. Specifically, we target customers whose completions activity typically involves minimal downtime between stages, a high number of stages per well, multiple wells per pad and a short distance from one well pad site to the next. This strategy aligns with many of our customers, who are trying to achieve a manufacturing-style model of drilling and completing wells in a sequential pattern to maximize effective acreage. We plan to leverage this strategy to broaden and expand our relationships with our existing customers and, in turn, attract new customers.

Capitalize on our uniform fleet, leading scale and significant basin diversity to provide superior performance with reduced operating costs

        We primarily serve large independent E&P companies that specialize in unconventional oil and natural gas resources in North America. Because we operate for customers with significant scale in each of our operating basins, we have the diversity to react to and benefit from positive activity trends in any basin. Our uniform fleet allows us to cost-effectively redeploy equipment and fleets among existing operating basins to capture the best pricing and activity trends. The uniform fleet is easier to operate and maintain, resulting in reduced downtime as well as lower training costs and inventory stocking requirements. Our geographic breadth also provides us with opportunities to capitalize on customer relationships in one basin in order to win business in other basins in which the customer operates. We intend to leverage our scale, standardized equipment and cost structure to gain market share and win new business.

Rapidly adopt new technologies in a capital efficient manner

        We have chosen to be a fast adopter of certain new technologies focused on: increasing fracturing effectiveness for our customers, reducing the operating costs of our equipment and enhancing the HSE conditions at our well sites. We help customers monitor and modify fracturing fluids and designs and conduct our fluid research and development operations through a strategic relationship with a third-party technology center. This relationship allows us to work closely with our customers to rapidly adopt and integrate next-generation fluid breakthroughs, such as our NuFlo® 1000 fracturing fluid diverter, into our product offerings.

        Recent examples of initiatives aimed at reducing our operating costs include: vibration sensors with predictive maintenance analytics on our heavy equipment; stainless steel fluid-ends with a longer useful life; high-definition cameras to remotely monitor the performance of our equipment; and proprietary chemical coatings and lubricant blends for our consumables. Recent examples of initiatives aimed at improving our HSE conditions include: dual fuel engines that can run on both natural gas and diesel fuel; electronic pressure relief systems; spill prevention and containment solutions; dust control mitigation; and leading containerized proppant delivery solutions.

Reduce debt and maintain a more conservative capital structure

        We believe that our capital structure and liquidity upon completion of this offering will improve our financial flexibility to capitalize efficiently on an industry recovery, ultimately increasing value for our shareholders. Our focus will be on the continued prudent management and reduction of our debt balances during the industry recovery. We believe this focus creates potential for significant operating leverage and strong free cash flow generation during an industry upcycle. As a result, we believe we should be able to not only make the investments necessary to remain a market leader in hydraulic fracturing, but also to continue to strengthen our balance sheet. Additionally, we believe that our growth opportunities will be organic and funded by cash flow from operations.

Properties

        Our principal properties include our district offices and manufacturing facilities. We believe our facilities are in good condition and suitable for the purposes for which they are used.

  Hydraulic Fracturing District Offices

        We have five district offices out of which we conduct hydraulic fracturing services. The following table provides certain information about our district office locations. We own the land and facilities at each of these locations.

			Facilities
District Office	Primary Area of Service	Formation	Size (Sq. Ft.) (approx.)	Acres (approx.)
Odessa, Texas	Southeast New Mexico and West Texas	Permian Basin	82,800	36
Elk City, Oklahoma	Oklahoma	SCOOP/STACK	42,330	40
Washington County, Pennsylvania	Pennsylvania, West Virginia and Ohio	Marcellus/Utica Shale	41,660	27
Pleasanton, Texas	South Texas	Eagle Ford Shale	62,950	113
Shreveport, Louisiana	East Texas and West Louisiana	Haynesville Shale	55,600	40

        We also lease a 22-acre, 250,000 square foot facility in Williamsport, Pennsylvania that we used as a district office until August 2015. We are actively seeking to sublease this facility. We may also reopen this facility if we determine it is needed for operations in the region in the future.

  Wireline District Offices

        We have five district offices out of which we conduct wireline services. The following table provides certain information about our district office locations.

			Facilities
District Office	Primary Area of Service	Formation	Size (Sq. Ft.) (approx.)	Acres (approx.)
Odessa, Texas(1)	Southeast New Mexico and West Texas	Permian Basin	7,200	3
Yukon, Oklahoma(1)	Oklahoma	SCOOP/STACK	10,950	10
East Canton, Ohio	Ohio and Pennsylvania	Marcellus/Utica Shale	13,482	10
Pleasanton, Texas	South Texas	Eagle Ford Shale	14,375	14
Tyler, Texas(1)	East Texas and West Louisiana	Haynesville Shale	21,470	10

(1)
Leased facility.

  Manufacturing Facilities

        We manufacture the proprietary, high-pressure pumps, including the fluid-ends and power-ends, as well as certain other equipment, that we use in our hydraulic fracturing operations in a 89,522 square foot facility owned by us in Fort Worth, Texas.

        We own a 94,050-square foot facility in Aledo, Texas that is used for equipment repair, maintenance and electronics installation. We also manufacture, refurbish and assemble certain components of our hydraulic fracturing units and other service equipment at this facility.

  Principal Executive Offices

        We maintain principal executive offices of approximately 90,000-square feet leased by us in Fort Worth, Texas.

  Sales Offices

        We have four sales offices, which we lease in Houston and Midland, Texas; Oklahoma City, Oklahoma; and Canonsburg, Pennsylvania.

Customers

        The customers we serve are primarily large, independent E&P companies that specialize in unconventional oil and natural gas resources in North America. The following table shows the customers that represented more than 10% of our total revenue during the year ended December 31, 2015 or during the nine months ended September 30, 2016. The loss of any of our largest existing customers could have a material adverse effect on our results of operations.

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Newfield Exploration	8%	19%
EQT Production Company	12%	12%
EP Energy Corporation	6%	12%
Murphy Oil Corporation	11%	2%
Range Resources Corporation	13%	1%

Suppliers

        We purchase some of the parts that we use in the refurbishment and repair of our heavy equipment, such as hydraulic fracturing units and blenders, and in the refurbishment, repair and manufacturing of certain major replacement components of our heavy equipment such as fluid-ends, power-ends, engines, transmissions, radiators and trailers. We also purchase the proppants and chemicals we use in our operations and the diesel fuel for our equipment from a variety of suppliers throughout the United States. We have long-term supply agreements with four vendors to supply a significant portion of the proppant used in our operations, ranging from two to ten years. These are take-or-pay agreements with minimum unconditional purchase obligations. These minimum purchase obligations would change based upon the vendors' ability to supply the minimum requirements. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis at a competitive price. We have experienced some delays in obtaining these materials during periods of high demand. We do not expect significant interruptions in the supply of these materials. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, there can be no assurance that there will be no price or supply issues over the long-term.

Competition

        The market in which we operate is highly competitive and highly fragmented. Our competition includes multi-national oilfield service companies as well as regional competitors. Our major multi-national competitors are Halliburton Company and Schlumberger Limited, each of which has significantly greater financial resources than we do. Our major domestic competitors are RPC, Inc., Superior Energy Services, C&J Energy Services, Inc., Patterson-UTI Energy, Inc., and Keane Group, Inc. These large, multi-national and major domestic competitors provide a number of oilfield services and products in addition to hydraulic fracturing. We also face competition from smaller regional service providers in some of the geographies in which we operate.

        Competition in our industry is based on a number of factors, including price, service quality, safety, and in some cases, breadth of products. We believe we consistently deliver exceptional service quality, based in part on the durability of our equipment. Our durable equipment reduces downtime due to equipment failure and allows our customers to avoid costs associated with delays in completing their wells. By being able to meet the most demanding pressure and flow rate requirements, our equipment also enables us to operate efficiently in challenging geological environments in which some of our competitors cannot operate effectively.

Cyclical Nature of Industry

        We operate in a highly cyclical industry driven mainly by the level of horizontal drilling activity by E&P companies in unconventional oil and gas reservoirs, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. A critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and the domestic supply and demand for natural gas. Demand for oil and natural gas is subject to large and rapid fluctuations. These fluctuations are driven by commodity demand in the industry and corresponding price increases. When oil and natural gas prices increase, producers generally increase their capital expenditures, which generally results in greater revenues and profits for oilfield service companies. However, increased capital expenditures also ultimately result in greater production, which historically, has resulted in increased supplies and reduced prices that, in turn, tends to reduce demand for oilfield services such as hydraulic fracturing services. For these reasons, our results of operations may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort period-to-period comparisons of our results of operations.

Seasonality

        Seasonality has not significantly affected our overall operations. However, toward the end of some years, we experience slower activity in our pressure pumping operations in connection with the holidays and as customers' capital expenditure budgets are depleted. Occasionally, our operations have been negatively impacted by severe weather conditions.

Employees

        At September 30, 2016, we had approximately 1,500 employees. Our employees are not covered by collective bargaining agreements, nor are they members of labor unions. We consider our relationship with our employees to be good.

Insurance

        Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife and interruption or suspension of operations, among other adverse effects. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant to a lawsuit asserting significant claims.

        Despite our high safety standards, we from time to time have suffered accidents in the past and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance and could have other adverse effects on our financial condition and results of operations.

        We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in types and amounts that we believe to be customary and reasonable for our industry. These coverages and retentions address certain risks relating to commercial general liability, workers' compensation, business auto, property and equipment, directors and officers, environment, pollution and other risks. Although we maintain insurance coverage of types and amounts that we believe to be customary in our industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk.

Environmental Regulation

        Our operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous federal, state and local governmental agencies, such as the U.S. Environmental Protection Agency, or the EPA, issue regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for non-compliance. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on our business, financial condition and results of operations.

        Remediation of Hazardous Substances.    The Comprehensive Environmental Response, Compensation and Liability Act, as amended, referred to as "CERCLA" or the Superfund law, and comparable state laws generally impose liability, without regard to fault or legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of hazardous or other state-regulated substances into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination and those persons that disposed or arranged for the disposal of the hazardous substances at the facility. Under CERCLA and comparable state statutes, persons deemed "responsible parties" are subject to strict liability that, in some circumstances, may be joint and several for the costs of removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

        Water Discharges.    The Federal Water Pollution Control Act of 1972, as amended, also known as the "Clean Water Act," the Safe Drinking Water Act, the Oil Pollution Act and analogous state laws and regulations issued thereunder impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other gas and oil wastes, into navigable waters of the United States, as well as state waters. On December 13, 2016, the EPA released a final report which identified discharge of inadequately treated hydraulic fracturing wastewater to surface water resources as having potential to impact drinking water resources. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff, which require covered facilities to obtain permits.

        These laws and regulations also prohibit certain other activity in wetlands unless authorized by a permit issued by the U.S. Army Corps of Engineers, which we refer to as the Corps. In September 2015, a new rule became effective which was issued by the EPA and the Corps defining the scope of the jurisdiction of the EPA and the Corps over wetlands and other waters. The rule has been challenged in court on the grounds that it unlawfully expands the reach of Clean Water Act's programs, and implementation of the rule has been stayed pending resolution of the court challenge. Also, spill prevention, control and countermeasure plan requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters. Noncompliance with these requirements may result in substantial administrative, civil and criminal penalties, as well as injunctive obligations.

        Waste Handling.    Wastes from certain of our operations (such as equipment maintenance and past chemical development, blending, and distribution operations) are subject to the federal Resource Conservation and Recovery Act of 1976, or RCRA, and comparable state statutes and regulations promulgated thereunder, which impose requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Although certain petroleum production wastes are exempt from regulation as hazardous wastes under RCRA, such wastes may constitute "solid wastes" that are subject to the less stringent requirements of non-hazardous waste provisions. In the EPA's 2016 final report on the impacts from hydraulic fracturing on drinking water resources, the EPA identified disposal or storage of hydraulic fracturing wastewater in unlined pits as resulting in contamination of groundwater resources.

        Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Legislation has been proposed from time to time in Congress to re-categorize certain oil and natural gas exploration, development and production wastes as "hazardous wastes." Several environmental organizations have also petitioned the EPA to modify existing regulations to recategorize certain oil and natural gas exploration, development and production wastes as "hazardous." Any such changes in the laws and regulations could have a material adverse effect on our capital expenditures and operating expenses.

        From time to time, releases of materials or wastes have occurred at locations we own, owed previously or at which we have operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA, the federal Clean Water Act, and analogous state laws. Under these laws or other laws and regulations, we have been and may be required to remove or remediate these materials or wastes and make expenditures associated with personal injury or property damage. At this time, with respect to any properties where materials or wastes may have been released, but of which we have not been made aware, it is not possible to estimate the potential costs that may arise from unknown, latent liability risks.

        Air Emissions.    The federal Clean Air Act, as amended, and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants from specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Clean Air Act and associated state laws and regulations. We are required to obtain federal and state permits in connection with some activities under applicable laws. These permits impose certain conditions and restrictions on our operations, some of which require significant expenditures for compliance. Changes in these requirements, or in the permits we operate under, could increase our costs or limit operations.

        Additionally, the EPA's Tier IV regulations apply to certain off-road diesel engines used by us to power equipment in the field. Under these regulations, we are required to retrofit or retire certain engines and we are limited in the number of non-compliant off-road diesel engines we can purchase. Tier IV engines are costlier and not widely available. Until Tier IV-compliant engines that meet our needs are more widely available, these regulations could limit our ability to acquire a sufficient number of diesel engines to expand our fleet and to replace existing engines as they are taken out of service.

        Other Environmental Considerations.    E&P activities on federal lands may be subject to the National Environmental Policy Act, which we refer to as NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. E&P activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

        Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands, and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Where takings of or harm to species or damages to jurisdictional streams or wetlands habitat or natural resources occur or may occur, government entities or at times private parties may act to prevent oil and gas exploration activities or seek damages for harm to species, habitat, or natural resources resulting from filling of jurisdictional streams or wetlands or construction or releases of oil, wastes, hazardous substances or other regulated materials.

        BLM has established regulations to govern hydraulic fracturing on federal and Indian lands. The 2015 Hydraulic Fracturing on Federal and Indian Lands Rule imposes drilling and construction requirements for operations on federal or Indian lands including management requirements for surface operations and public disclosures of chemicals used in the hydraulic fracturing fluids. In June 2016, the

U.S. District Court of Wyoming ruled that the BLM lacked statutory authority to promulgate the 2015 Hydraulic Fracturing on Federal and Indian Lands Rule. The case is on appeal to the U.S. Court of Appeals for the Tenth Circuit. BLM also promulgated the 2016 Methane and Waste Reduction Rule to reduce waste of natural gas supplies and reduce air pollution, including greenhouse gases, for oil and gas produced on federal and Indian lands. Various states have filed for a petition for review and a motion for a preliminary injunction of the Methane and Waste Reduction Rule. The U.S. District Court of Wyoming set a hearing on the preliminary injunction for January 6, 2017. Imposition of these regulations could increase our costs or limit operations.

        The Toxic Substances Control Act, or TSCA, requires manufacturers of new chemical substances to provide specific information to the Agency for review prior to manufacturing chemicals or introducing them into commerce. EPA has permitted manufacture of new chemical nanoscale materials through the use of consent orders or Significant New Use Rules under TSCA. The Agency has also allowed the manufacture of new chemical nanoscale materials under the terms of certain regulatory exemptions where exposures were controlled to protect against unreasonable risks. On May 19, 2014, the EPA published an Advanced Notice of Proposed Rulemaking to obtain data on hydraulic fracturing chemical substances and mixtures. The EPA projects publication of a notice of proposed rulemaking in June of 2018. Any changes in TSCA regulations could increase our capital expenditures and operating expenses.

        Climate Change.    In December 2009, the EPA issued an Endangerment Finding that determined that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because, according to the EPA, emissions of such gases contribute to warming of the earth's atmosphere and other climatic changes. The EPA later adopted two sets of related rules, one of which regulates emissions of greenhouse gases from motor vehicles and the other of which regulates emissions from certain large stationary sources of emissions. The motor vehicle rule, which became effective in July 2010, limits emissions from motor vehicles. The EPA adopted the stationary source rule, which we refer to as the tailoring rule, in May 2010, and it became effective January 2011. The tailoring rule established new emissions thresholds that determine when stationary sources must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the Clean Air Act. On June 23, 2014, in Utility Air Regulatory Group v. EPA, the Supreme Court held that stationary sources could not become subject to PSD or Title V permitting solely by reason of their greenhouse gas emissions. However, the Court ruled that the EPA may require installation of best available control technology for greenhouse gas emissions at sources otherwise subject to the PSD and Title V programs. On December 19, 2014, the EPA issued two memoranda providing guidance on greenhouse gas permitting requirements in response to the Supreme Court's decision. In its preliminary guidance, the EPA stated that it would undertake a rulemaking action to rescind any PSD permits issued under the portions of the tailoring rule that were vacated by the Court. In the interim, the EPA issued a narrowly crafted "no action assurance" indicating it will exercise its enforcement discretion not to pursue enforcement of the terms and conditions relating to greenhouse gases in an EPA-issued PSD permit, and for related terms and conditions in a Title V permit. On April 30, 2015, the EPA issued a final rule allowing permitting authorities to rescind PSD permits issued under the invalid regulations. In October 2015, the EPA amended the greenhouse gas reporting rule to add the reporting of emissions from oil wells using hydraulic fracturing. Because of this continued regulatory focus, future emission regulations of the oil and gas industry remain a possibility, which could increase the cost of our operations.

        In addition, the U.S. Congress occasionally attempts to adopt legislation to reduce emissions of greenhouse gases, and almost one-half of the states have taken legal measures to reduce emissions primarily through the planned development of greenhouse gas emission inventories or regional cap and trade programs. Although the U.S. Congress has not yet adopted such legislation, it may do so in the future. Several states continue to pursue related regulations as well. In December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations

Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake "ambitious efforts" to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement, which came into force on November 4, 2016, establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions. The United States has formally signed and ratified the Paris Agreement via executive agreement; however, the U.S. Senate has not ratified the agreement. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry which could have a material adverse effect on future demand for our services. At this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our customers' business and consequently our own.

        In addition, claims have been made against certain energy companies alleging that greenhouse gas emissions from oil and natural gas operations constitute a public nuisance under federal or state common law. As a result, private individuals may seek to enforce environmental laws and regulations and could allege personal injury or property damages, which could increase our operating costs.

        NORM.    In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials associated with oil and gas deposits and, accordingly may result in the generation of wastes and other materials containing naturally occurring radioactive materials, or NORM. NORM exhibiting levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements. Because certain of the properties presently or previously owned, operated or occupied by us may have been used for oil and gas production operations, it is possible that we may incur costs or liabilities associated with NORM.

        Pollution Risk Management.    We seek to minimize the possibility of a pollution event through equipment and job design, as well as through employee training. We also maintain a pollution risk management program if a pollution event occurs. This program includes an internal emergency response plan that provides specific procedures for our employees to follow in the event of a chemical release or spill. In addition, we have contracted with several third-party emergency responders in our various operating areas that are available on a 24-hour basis to handle the remediation and clean-up of any chemical release or spill. We carry insurance designed to respond to foreseeable environmental exposures. This insurance portfolio has been structured in an effort to address incidents that result in bodily injury or property damage and any ensuing clean up needed at our owned facilities as a result of the mobilization and utilization of our fleet, as well as any claims resulting from our operations.

        We also seek to manage environmental liability risks through provisions in our contracts with our customers that allocate risks relating to surface activities associated with the fracturing process, other than water disposal, to us and risks relating to "downhole" liabilities to our customers. Our customers are responsible for the disposal of the fracturing fluid that flows back out of the well as waste water. The customers remove the water from the well using a controlled flow-back process, and we are not involved in that process or the disposal of the fluid. Our contracts generally require our customers to indemnify us against pollution and environmental damages originating below the surface of the ground or arising out of water disposal, or otherwise caused by the customer, other contractors or other third parties. In turn, we indemnify our customers for pollution and environmental damages originating at or above the surface caused solely by us. We seek to maintain consistent risk-allocation and indemnification provisions in our customer agreements to the greatest extent possible. Some of our contracts, however, contain less explicit indemnification provisions, which typically provide that each party will indemnify the other against liabilities to third parties resulting from the indemnifying party's actions, except to the extent such liability results from the indemnified party's gross negligence, willful misconduct or intentional act.

Safety and Health Regulation

        We are subject to the requirements of the federal Occupational Safety and Health Act, which is administered and enforced by OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances. OSHA continues to evaluate worker safety and to propose new regulations, such as but not limited to, the new rule regarding respirable silica sand. Although it is not possible to estimate the financial and compliance impact of the new respirable silica sand rule or any other proposed rule, the imposition of more stringent requirements could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property Rights

        Our research and development efforts are focused on providing specific solutions to the challenges our customers face when fracturing and stimulating wells. In addition to the design and manufacture of innovative equipment, we have also developed proprietary blends of chemicals that we use in connection with our hydraulic fracturing services. We have seven U.S. patents, one patent in Canada and one patent in Mexico, and have filed one patent application in the U.S., relating to fracturing methods, the technology used in fluid ends, hydraulic pumps and other equipment. We have also filed two applications with the Patent Cooperation Treaty, thereby preserving our right to seek patent protection in countries that are a party to the treaty.

        We believe the information regarding our customer and supplier relationships are also valuable proprietary assets. We have registered trademarks for various names under which our entities conduct business. Except for the foregoing, we do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business.

Legal Proceedings

        We are involved in various legal proceedings from time to time in the ordinary course of our business. However, we are not currently involved in any legal proceedings that we believe are likely to have a material adverse effect on our operations or financial condition.

MANAGEMENT

Directors and Executive Officers

        The following persons serve as our directors and executive officers:

Name	Age*	Position
Michael J. Doss	44	Chief Executive Officer
Buddy Petersen	51	Chief Operating Officer
Lance Turner	36	Chief Financial Officer and Treasurer
Larry D. Cannon	49	Chief Administrative Officer, General Counsel, Chief Compliance Officer and Corporate Secretary
Perry A. Harris	59	Senior Vice President, Commercial
Goh Yong Siang	65	Chairman
Domenic J. Dell'Osso, Jr.	40	Director
Bryan J. Lemmerman	42	Director
Ong Tiong Sin	51	Director
Boon Sim	54	Director

*
Ages are as of December 31, 2016

        Michael J. Doss has served as our Chief Executive Officer since October 2015. He joined our Company in January 2014 as Senior Vice President—Finance and Treasurer and was named Chief Financial Officer in December 2014. From July 2008 until joining our Company, Mr. Doss served as Vice President of Finance of Energy Transfer Partners, L.P., or ETP, a master limited partnership that owns and operates a portfolio of energy assets in the United States and then as Vice President of Strategic Planning for its affiliate Energy Transfer Equity, L.P. Prior to ETP, he was a Senior Credit Officer at Moody's Investors Service, a provider of credit ratings, research and risk analysis, covering a diverse portfolio of oil and gas issuers. Prior to that, Mr. Doss spent more than seven years of his career in public accounting at Ernst & Young LLP serving clients in the oil and gas industry. He earned a Bachelor of Business Administration and Master of Professional Accounting from the University of Texas at Austin. Mr. Doss also earned a Master of Business Administration from Columbia Business School.

        Buddy Petersen has served as our Chief Operating Officer, or COO, since October 2015. He joined our Company in June 2015 as Senior Vice President, Continuous Improvement and was named Senior Vice President of Operations and Wireline in August 2015. He has over 24 years of experience in the oil and gas industry. Prior to joining our Company, Mr. Petersen was COO of GoFrac LLC, an oil and gas stimulation company from October 2014 to June 2015, Vice President of Sales for Frac-Chem Inc., an oilfield chemical manufacturer and supplier and an affiliate of Koch Industries, from August 2013 to October 2014, President and COO of Compass Well Services LLC, a hydraulic fracturing and cementing services company from October 2010 to August 2013, and COO of Allied Cementing Co., a company providing cementing and acidizing services to the oil and gas industry from October 2007 to October 2010. Mr. Petersen spent 14 years working in various roles of increasing responsibility with Halliburton Energy Services, or Halliburton, an oilfield services and products company. He earned a bachelor's degree in civil engineering from New Mexico State University.

        Lance Turner has served as our Chief Financial Officer and Treasurer since October 2015. He joined our Company in June 2014 as Director of Finance and was promoted to Vice President of Finance in January 2015. Prior to joining our Company, Mr. Turner spent approximately 11 years with Ernst & Young LLP, with the majority of that time in their transaction services group coordinating and advising clients on buy side and sell side transactions in various industries. He earned a Bachelor of

Business Administration and Master of Professional Accounting from the University of Texas at Austin and is a Certified Public Accountant in the state of Texas.

        Larry D. Cannon has served as our Chief Administrative Officer since March 2013, our General Counsel and Corporate Secretary since July 2014 and our Chief Compliance Officer since October 2015. Mr. Cannon previously served as our Chief Securities Counsel from the time he joined our Company in June 2011 to February 2013. Prior to joining our Company, he was a corporate lawyer at Jones Day, a law firm in Dallas, Texas, and at Kirkland & Ellis LLP, a law firm in Chicago, Illinois. Mr. Cannon also previously served as Vice President, Associate General Counsel and Corporate Secretary at SuperMedia Inc. (formerly Idearc Inc.), a yellow pages publishing company. He spent the first 10 years of his career in public accounting at Ernst & Young LLP serving clients in various industries. Mr. Cannon received his Bachelor of Business Administration from Baylor University and his Juris Doctor from DePaul University College of Law. He is licensed to practice law in the states of Texas.

        Perry A. Harris has served as our Senior Vice President, Commercial since July 2015. Mr. Harris joined our Company as Senior Vice President of Wireline Operations in December 2014 upon our acquisition of J-W Wireline Company, a case-hole wireline company. Prior to the acquisition, Mr. Harris was President of J-W Wireline Company from February 2012 to December 2014. He has more than 35 years of experience in the oil and gas industry, including over 24 years at Halliburton. At Halliburton, Mr. Harris held various leadership positions, including Northeast U.S. Area Operations Manager, Northeast U.S. Senior District Manager and Wireline Global Business Development, Marketing & Technology Manager. He earned a bachelor's degree in mining engineering from West Virginia University.

        Goh Yong Siang has served as a director of our Company since May 2011 and currently is Chairman of the board of directors. Mr. Goh is a board designee of Maju, a wholly owned investment holding company of Temasek, an investment company based in Singapore and our largest stockholder. From July 2011 until his retirement in 2013, Mr. Goh served as the Head of Australia & New Zealand for Temasek. He served as Co-Head, Organization & Leadership for Temasek from April 2010 to July 2011 and Head of Strategic Relations for Temasek from August 2006 to April 2010. Prior to joining Temasek, Mr. Goh served as President of ST Engineering (USA). Mr. Goh provides significant insight to our board of directors, particularly as it relates to financial matters and business knowledge, from his many years of experience at Temasek and other private equity firms. Mr. Goh's international expertise is also beneficial to our board of directors.

        Domenic J. Dell'Osso, Jr. has served as a director of our Company since May 2011. He is a board designee of Chesapeake, an oil and natural gas producing company, and one of our customers and largest stockholders. Currently, Mr. Dell'Osso is Executive Vice President and Chief Financial Officer of Chesapeake Parent, a position he has held since November 2010. Mr. Dell'Osso served as Vice President—Finance of Chesapeake Parent and Chief Financial Officer of Chesapeake Parent's wholly owned subsidiary, Chesapeake Midstream Development, L.P., from August 2008 to November 2010. Prior to joining Chesapeake Parent, Mr. Dell'Osso was an energy investment banker with Jefferies & Co. from April 2006 to August 2008 and Banc of America Securities from 2004 to April 2006. Mr. Dell'Osso has served as a director of Sundrop Fuels, Inc. since 2011 and previously served as a director of the general partner of Williams Partners, LP. from 2011 to 2014 and as a director of Chaparral Energy, Inc. from 2013 to 2014. Mr. Dell'Osso brings extensive financial and business expertise, as well as in-depth energy industry knowledge, to our board of directors from his service as Chief Financial Officer of Chesapeake Parent and from his background in investment banking.

        Bryan J. Lemmerman has served as a director of our Company since February 2013. He is a board designee of Chesapeake. He is currently Vice President—Business Development at Chesapeake Parent, a position he has held since June 2015. He served as Vice President—Marketing at Chesapeake Parent from October 2014 to June 2015, Vice President—Strategic Planning at Chesapeake Parent from October 2013 to October 2014, Vice President—Finance at Chesapeake Parent from January 2012 to September 2013 and Director—Finance at Chesapeake Parent from May 2010 to December 2011. Mr. Lemmerman has served as a director of Sundrop Fuels, Inc. since 2012. Prior to joining Chesapeake Parent, Mr. Lemmerman served as a consultant to various oil and gas companies and private equity firms. Mr. Lemmerman was also a portfolio manager at hedge funds Highview Capital Management and Ritchie Capital Management. Mr. Lemmerman provides extensive energy industry and business development insight to our board of directors from his service at Chesapeake Parent and from his background as a consultant to hedge funds, family offices and private equity firms.

        Ong Tiong Sin has served as a director of our Company since May 2011. Mr. Ong is a board designee of Senja, an investment company affiliated with RRJ and one of our largest stockholders. Mr. Ong is the founder, Chairman and Chief Executive Officer of RRJ, the investment manager of a $2.3 billion private equity fund established in March 2011 with offices in Hong Kong and Singapore. From January 2008 to March 2011, Mr. Ong was Chief Executive Officer of Hopu Fund, a China-focused private equity fund. Previously, Mr. Ong had a 15-year career with Goldman, Sachs & Co., an investment banking, securities and investment management firm. Based in Beijing, he was a co-head of Goldman Sachs Asian Ex-Japan Investment Banking Division. Mr. Ong became a managing director in the corporate finance department of a subsidiary of Goldman Sachs in 1996 and a partner in 2000. Prior to his transfer to Beijing, Mr. Ong was the co-president of Goldman Sachs Singapore and had previously worked in investment banking divisions in Hong Kong and New York. Mr. Ong brings extensive financial and banking expertise to our board of directors. His in-depth experience in private equity provides a great deal of knowledge with respect to investment in and operations of companies. He earned a Bachelor of Science from Cornell University and a Master of Business Administration from the University of Chicago.

        Boon Sim has served as a director of our Company since June 2013. Mr. Sim is a board designee of Maju. He is currently Senior Advisory Director of Temasek. He was previously Head, Markets Group; President, Americas and Head, Credit Portfolio at Temasek from June 2012 to April 2016. Prior to joining Temasek, Mr. Sim was the Global Head of Mergers & Acquisitions, or M&A, at Credit Suisse, an investment banking, securities and investment management firm based in New York and a member of Credit Suisse Investment Bank's Operating Committee. During a 20 year career at Credit Suisse, Mr. Sim had held various management positions including Head of M&A Americas and Co-head of Technology Group. Prior to joining The First Boston Corporation, a predecessor company of Credit Suisse, Mr. Sim was a design engineer at Texas Instruments Inc., a semiconductor design and manufacturing company, focusing on semiconductor design. Mr. Sim provides significant insight to our board of directors, particularly as it relates to financial matters and business knowledge, from his many years of experience at Temasek and Credit Suisse.

Board of Directors

        Our board of directors currently consists of five directors, all of whom were elected as directors pursuant to our amended and restated stockholders agreement. Upon completion of this offering, we will terminate the amended and restated stockholders agreement. See "Certain Relationships and Related Party Transactions—Stockholders Agreement." We are actively searching for additional board members, some of whom we expect to join our board of directors before the consummation of this offering.

        Upon consummation of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors. We will also amend and restate our certificate of incorporation upon consummation of the offering to provide that directors may only be removed for cause. To remove a director for cause,         % of the voting power of the outstanding voting stock must vote as a single class to remove the director at an annual or special meeting. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

        The ability of stockholders to remove directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See "Description of Capital Stock—Anti-Takeover Effects of Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and bylaws.

Director Independence

        Upon the completion of this offering, our board of directors will review at least annually the independence of each director. During these reviews, the board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors' and officers' questionnaire regarding employment, business, familial, compensation and other relationships with the Company and our management. Prior to the consummation of this offering, our board will meet to formally assess the independence of each of our directors. As required by the                , we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only non-management directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, we will adopt an amended and restated code of business conduct and ethics that is applicable to all of our employees, officers, and directors, including our chief executive and chief financial officer. The code of business conduct and ethics will be available on our website at www.ftsi.com prior to completion of this offering. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Board Leadership Structure

        Upon completion of this offering, our board of directors will be led by                as Chairman. The Chairman will oversee the planning of the annual board of directors calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the board of directors. In addition, the Chairman will provide guidance and oversight to members of management and act as the board of directors' liaison to management. In this capacity, the Chairman will be actively engaged on significant matters affecting us. The Chairman may also lead our annual meetings of stockholders and perform such other functions and responsibilities as requested by the board of directors from time to time.

Committees of the Board of Directors

        Our board of directors has established an audit committee and a compensation committee, and has and may establish such other committees as the board of directors shall determine from time to time. Prior to the completion of this offering, our board of directors will adopt amended and restated charters for the audit and compensation committees and establish a nominating and corporate governance committee. The charters for each of our committees will be available on our website upon completion of this offering. Each of the standing committees of the board of directors has the responsibilities described below.

Audit Committee

        Prior to completion of this offering, our audit committee is expected to consist of                ,                 , and                , with                 serving as chair of the committee.                ,                 , and                are independent under the                listing standards and Rule 10A-3 under the Exchange Act. Each of the committee members is financially literate within the requirements of the                listing standards and our board of directors has determined that                 qualifies as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and                corporate governance listing standards. We intend to comply with the independence requirements for all members of the audit committee within the time periods required under the                listing rules and Exchange Act.

        Our audit committee will oversee our accounting and financial reporting process and the audit of our financial statements and assist our board of directors in monitoring our financial systems and legal and regulatory compliance. Our audit committee will be responsible for, among other things:

  •
  appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

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  pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing annually a report by our independent registered public accounting firm regarding the independent registered public accounting firm's internal quality control procedures and various issues relating thereto;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and our independent registered public accounting firm;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

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  periodically reviewing our code of business conduct and ethics;

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  establishing policies for the hiring of employees and former employees of our independent registered public accounting firm; and

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  reviewing the audit committee report required by SEC regulations to be included in our annual proxy statement.

        The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Compensation Committee

        Prior to completion of this offering, our compensation committee is expected to consist of                ,                 , and                 , with                serving as chair of the committee.                ,                , and                are independent under the                listing standards and Rule 10C-1 of the

Exchange Act and qualify as "non-employee directors" within the meaning of Rule 16b-3(d)(3) under the Exchange Act and as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

        Our compensation committee will be responsible for developing and maintaining our compensation strategies and policies. Our compensation committee will be responsible for, among other things:

  •
  reviewing and approving our overall executive and director compensation philosophy to support our overall business strategy and objectives;

  •
  reviewing and approving, or as appropriate, recommending to our board of directors for approval, base salary, cash incentive compensation, equity compensation, and severance rights for our executive officers, including our CEO;

  •
  administering our broad-based equity incentive plans, including the granting of stock awards;

  •
  overseeing the management continuity and succession planning process (except as otherwise within the scope of our nominating and governance committee) with respect to our officers;

  •
  preparing any report on executive compensation required by the applicable rules and regulations of the SEC and other regulatory bodies;

  •
  managing such other matters that are specifically delegated to our compensation committee by applicable law or by the board of directors from time to time; and

  •
  retain and terminate compensation consultants to assist in the evaluation of our compensation and approve the fees and other retention terms of such compensation consultants.

        The compensation committee will also have the power to investigate any matter brought to its attention within the scope of its duties and authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Nominating and Corporate Governance Committee

        Prior to completion of this offering, our nominating and corporate governance committee is expected to consist of                ,                 , and                , with                serving as chair of the committee. Our board of directors has determined that each of Messrs.                 ,                , and                 is independent as defined by                rules.

        Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  assessing, developing, and communicating with our board of directors concerning the appropriate criteria for nominating and appointing directors, including the size and composition of the board of directors, corporate governance policies, applicable listing standards, laws, rules and regulations, our nominating policy, and other factors considered appropriate by our board of directors;

  •
  identifying and recommending to our board of directors the director nominees for meetings of our stockholders, or to fill a vacancy on the board of directors, in each case in accordance with the nominating policy;

  •
  having sole authority to retain and terminate any search firm used to identify director candidates and approve the search firm's fees and other retention terms;

  •
  if and when requested by our board of directors, assessing and recommending to the board of directors the composition of each of its committees;

  •
  reviewing, as necessary, any executive officer's request to accept a directorship position with another company;

  •
  developing, assessing and making recommendations to our board of directors concerning corporate governance matters, including appropriate revisions to our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance policies, committee charters, and nominating policy;

  •
  overseeing an annual evaluation of our board of directors, its committees, and each director;

  •
  developing with management and monitoring the process of orienting new directors and continuing education for all directors; and

  •
  regularly reporting its activities and any recommendations to our board of directors.

        The nominating and corporate governance committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors at our expense for any matters related to the fulfillment of its responsibilities and duties.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitations of Liability and Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and our amended and restated bylaws will include, such a provision. Expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Corporate Governance Guidelines

        Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the                .

Director Compensation

        For the year ended December 31, 2016, we did not pay any compensation to our non-independent directors. During the year ended December 31, 2016, Tom Bates, who served as an independent director of the Company until September 2016, received a total of $169,000 in cash for his services as a director.

        We believe that attracting and retaining qualified non-employee directors will be critical to our future growth. Upon completion of this offering, our independent directors are expected to receive compensation that is comparable to the compensation that is offered to directors of companies that are similar to ours, including equity-based compensation. We expect to reimburse our independent directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table summarizes the compensation of our chief executive officer, our chief financial officer and our two other most highly compensated officers, or the named executive officers, during the year ended December 31, 2016.

Name and Principal Position	Year	Salary	Bonus(1)		Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Michael J. Doss Chief Executive Officer	2016	$500,000	$60,000		$—	$—	$—	$—	$—	$560,000
Lance Turner Chief Financial Officer	2016	$245,000	$30,000		$—	$—	$—	$—	$—	$275,000
Buddy Petersen Chief Operating Officer	2016	$350,000	$40,000		$—	$—	$—	$—	$—	$390,000
Perry A. Harris Senior Vice President, Commercial	2016	$320,000	$79,000	(2)	$—	$—	$—	$—	$—	$399,000

(1)
Bonuses were paid in recognition of the named executive officers' contributions to the Company's cost reduction initiatives.

(2)
Includes retention bonus payments of 20% of his base salary to be paid to Mr. Harris in 2017 for his 2016 service pursuant to the terms of his employment agreement.

Employment Agreements

        We have not entered into employment agreements with any of our executive officers, other than Perry Harris. We entered into an employment agreement with Mr. Harris in December 2014 in connection with our acquisition of the assets of J-W Wireline Company.

        Our agreement with Mr. Harris has a term of three years and provides for a base salary of not less than $320,000 per year. Mr. Harris is also eligible to participate in any short-term incentive plan and in any long-term incentive plan with an annual target award percentage under each plan equal to or exceeding 40% of his base salary. Mr. Harris is also subject to non-solicitation, confidentiality and non-compete provisions.

        Mr. Harris is also entitled to retention bonuses equal to 10%, 20% and 40% of his annual base salary set forth in the employment agreement upon his completion of one, two and three years of service, respectively, with the Company and subject to meeting certain performance criteria. Each retention bonus is payable in installments in the calendar year following the applicable service anniversary.

        Additionally, if Mr. Harris' employment is terminated before the end of the term:

  •
  due to death or disability, he will receive any earned but unpaid compensation, any unpaid short-term incentive plan compensation for the calendar year ending before his termination, a prorated amount of his target short-term incentive plan compensation for the portion of the year he was employed and any earned but unpaid retention bonus;

  •
  by us without cause or by him for good reason (each as defined in his employment agreement), he will receive any earned but unpaid compensation, his base salary through the one-year anniversary of the termination and the average of his short-term incentive plan compensation paid or payable for the prior three years or the average of his short-term incentive plan compensation for the number of years during which he was eligible to participate in the short-term incentive plan if less than three and any earned but unpaid retention bonus;

  •
  by us for cause or by him without good reason, he will receive any earned but unpaid compensation and if the termination is by him without good reason and occurs after the third anniversary of the date of the agreement, he will receive any earned but unpaid retention bonus; and

  •
  by us without cause or by him for good reason within two years after a change of control (as defined in his employment agreement) has occurred, he will receive any earned but unpaid compensation and a lump sum cash payment equal to the sum of (1) his base salary at the highest annual rate in effect on or before his termination and (2) an amount equal to the greater of (a) the average of his short-term incentive compensation paid or payable had he remained employed for the prior three full fiscal years ending before the date of termination, or the average of his short-term incentive plan compensation for the number of years during which he was eligible to participate in the short-term incentive plan if less than three; (b) the short-term incentive plan compensation paid to him for the last full fiscal year of his employment; and (c) his target short-term incentive plan compensation for the fiscal year that includes the date of termination.

        All of the severance payments described above are subject to Mr. Harris' execution of a release of claims and compliance with the non-solicitation, confidentiality and non-compete provisions of the agreement.

Severance Agreements

        We have entered into severance agreements with Messrs. Doss, Petersen and Turner that provide for payments to be made to the respective named executive officer in connection with a termination of employment. These agreements have a one-year term expiring in May 2017. Each of Messrs. Doss, Petersen and Turner is eligible to receive a lump sum equal to 1.5 times (1.0 times for Mr. Turner) his then-current annual base salary as severance following his termination of employment by us without cause (as defined in the agreement), or by the executive for good reason (as defined in the agreement), subject to his execution of a release of claims and compliance with the non-solicitation, confidentiality and non-compete provisions of the agreement.

        Mr. Harris' employment agreement provides for payment to be made to him in connection with a termination of his employment. For a discussion of the terms of the severance payments, see "—Employment Agreements."

Outstanding Equity Awards at Fiscal Year-End

        The following table contains information regarding outstanding equity awards issued under our 2014 LTIP, before adjusting for our         :        reverse stock split, held by each of our named executive officers as of December 31, 2016.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)(2)
Michael J. Doss	880,207	$
Lance Turner	167,500	$
Buddy Petersen	—		—
Perry A. Harris	133,332	$

(1)
The market value is based upon the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2)
The restricted stock units will vest upon the occurrence of a liquidity event, which includes an initial public offering for which the aggregate proceeds to be received by the Company are at least $250 million.

2014 Long-Term Incentive Plan

        In March 2014, our board of directors adopted, and our stockholders approved, the 2014 LTIP. The purposes of the 2014 LTIP are to provide an additional incentive to selected employees whose contributions are essential to the growth and success of our business in order to strengthen the commitment of employees to us, motivate employees to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The 2014 LTIP provides for grants of restricted stock units, and restricted stock under a CEO discretionary pool, to employee participants.

        Shares Available.    The maximum number of shares of our common stock that may be issued under the 2014 LTIP, before adjusting for our        :         reverse stock split, is 55,025,000. Under the 2014 LTIP, 55,000,000 shares were available for issuance as restricted stock units and 25,000 were available for issuance as restricted stock or restricted stock units at the discretion of the CEO. The shares under the 2014 LTIP are subject to adjustment in the event of, among other things, a merger, recapitalization, reorganization, spin-off, spin-out, special dividend, stock split, combination or exchange of shares or other change in corporate structure affecting our common stock.

        Eligibility.    Any employee of the Company or its affiliates selected by the administrator in his or its sole discretion is eligible to participate in the 2014 LTIP.

        Administration.    The Compensation Committee administers the 2014 LTIP, except that the CEO administers the 2014 LTIP with respect to awards granted under the CEO discretionary pool. The administrator has broad discretion to administer the 2014 LTIP, including the power to determine to whom and when awards will be granted, to determine the amount of awards, to determine the terms and conditions, not inconsistent with the terms of the 2014 LTIP of each award granted, to determine the effect, if any of employment, severance and other agreements on the awards, to determine fair market value of the awards, to adopt, alter and repeal administrative practices governing the 2014 LTIP, to construe and interpret the terms and provisions of the 2014 LTIP and to execute all other responsibilities permitted or required under the 2014 LTIP. The 2014 LTIP will be administered in accordance with, to the extent applicable, Rule 16b-3 under the Exchange Act.

        Restricted Stock Awards.    A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability and any other restrictions determined by the administrator. Except as otherwise provided under the terms of the 2014 LTIP or an award agreement, the holder of a restricted stock award under the 2014 LTIP will generally have rights as a stockholder, including the right to vote or to receive dividends. Unless otherwise determined by the administrator, a restricted stock award will be forfeited and reacquired by us upon termination of employment. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

        Restricted Stock Units.    Restricted stock units are rights to receive common stock, cash or a combination of common stock and cash at the end of a specified period as determined by the administrator. Restricted stock units may be subject to restrictions, including a risk of forfeiture and conditions, as determined by the administrator. Unless otherwise determined by the administrator, restricted stock units will be forfeited upon termination of a participant's employment. The holder of a restricted stock unit award under the 2014 LTIP does not have rights as a stockholder.

        Upon completion of this offering, the 2014 LTIP will be terminated and no further awards will be made under the 2014 LTIP.

2016 Short-Term Incentive Plan

        In December 2015, the board of directors approved our 2016 short-term incentive plan, or STIP, to motivate employees to drive outstanding company performance, provide flexibility given the uncertain business environment and enhance employee retention. The named executive officers were eligible to participate.

        The 2016 incentives were based on the achievement of:

  •
  Financial targets for Adjusted EBITDA less capital expenditures;

  •
  Safety performance as measured by our total recordable incident rate, or TRIR; and

  •
  Department key performance indicators, or KPIs, and individual performance.

        Each named executive officer had a target award calculated as a percentage of his base salary, depending on his position. The payout under the STIP was based 65% on the financial target, 10% on the safety target and 25% on KPI and individual performance. The Compensation Committee set the financial and KPI targets for the first quarter of 2016. The incentives were contingent upon the minimum financial targets being achieved. The Company did not achieve the minimum financial target in the first quarter of 2016. As a result, no payouts were made for the first quarter of 2016. After the first quarter of 2016, the Compensation Committee did not set financial and KPI targets and no one was eligible to receive an award under the STIP.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        The following is a summary of transactions that occurred on or were in effect after January 1, 2014 that we have been a party and which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Transactions with Chesapeake

        Chesapeake is one of our largest stockholders and is a wholly owned subsidiary of one of our customers, Chesapeake Parent. We recognized revenue from Chesapeake Parent for well-completion services in the amount of $214.1 million, $32.1 million, and $2.5 million for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016, respectively.

        We are party to a master service agreement with a subsidiary of Chesapeake Parent dated July 9, 2012. This agreement governs the performance of services and the supply of materials or equipment to Chesapeake Parent, the specific terms of which are addressed in subsequent written purchase or work orders. The agreement contains standard terms and provisions, including insurance requirements and confidentiality obligations and allocates certain operational risks through indemnity provisions.

Stockholders Agreement

        In September 2012, we entered into an amended and restated stockholders agreement with Maju, Senja, Chesapeake, and other stockholders party thereto, as amended in November 2012, April 2014, June 2015, November 2015 and September 2016. The amended and restated stockholders agreement contains agreements among our stockholders regarding, among other things, transfer restrictions, tag along rights, drag along rights, right of first offer, preemptive rights and director nomination and information rights. Prior to completion of this offering, we will terminate the amended and restated stockholders agreement.

Registration Rights Agreement

        Prior to the completion of this offering, we will enter into a registration rights agreement with certain existing significant stockholders. Stockholders party to this agreement will be entitled to rights with respect to the registration of their shares of common stock, or Registrable Shares, under the Securities Act. All of the parties to the registration rights agreement will have waived their rights under the agreement to include their Registrable Shares in this offering. In addition, each stockholder that has registration rights pursuant to this agreement will agree not to sell, otherwise dispose of any securities, or exercise registration rights without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See "Underwriting" for additional information regarding such restrictions.

Procedures for Approval of Related Party Transactions.

        Following the completion of this offering, pursuant to our audit committee charter that will be in effect upon the effectiveness of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving "related-party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and any of their immediate family members.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of our shares of common stock as of             by:

  •
  each person known to us to be the beneficial owner of more than 5% of our shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable.

        We have based percentage ownership of our common stock prior to this offering on            shares of our common stock outstanding as of              after giving effect to (1) the            :            reverse stock split and (2) the conversion of our convertible preferred stock into common stock at a fixed exchange rate of            :             . Percentage ownership of our common stock after this offering assumes the sale by us of            shares of common stock in this offering and no exercise of the underwriters' option to purchase additional shares.

        Unless otherwise noted, the address of each beneficial owner listed on the table below is c/o FTS International, Inc. 777 Main Street, Suite 2900, Fort Worth, Texas 76102. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering(1)
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders:
Maju Investments (Mauritius Pte Ltd)(2)
CHK Energy Holdings, Inc.(3)
Senja Capital Ltd(4)
Cowboy Investments(5)
Named Executive Officer and Directors:
Michael J. Doss
Lance Turner
Buddy Petersen
Perry A. Harris
Goh Yong Siang
Domenic J. Dell'Osso, Jr.(6)
Bryan J. Lemmerman(6)
Ong Tiong Sin(7)
Boon Sim(8)
All executive officers and current directors as a group (10 persons)

*
Less than 1%

(1)
Assumes that the underwriters do not exercise the option to purchase additional shares.

(2)
Maju Investments (Mauritius) Pte Ltd is indirectly wholly owned by Temasek. The business address of Maju Investments (Mauritius) Pte Ltd is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(3)
CHK Energy Holdings, Inc. is a subsidiary of Chesapeake Energy Corporation. The business address of CHK Energy Holdings, Inc. is 6100 N. Western Avenue, Oklahoma City, Oklahoma 73118. CHK Energy Holdings, Inc. is controlled by a board of directors consisting of R. Brad Martin, Archie W. Dunham, Merrill A. Miller, Jr., Thomas L. Ryan, Gloria R. Boyland and Luke R. Corbett, which exercises voting and investment control with respect to the shares of common stock held by CHK Energy Holdings, Inc. The members of CHK Energy Holdings, Inc.'s board of directors disclaim beneficial ownership of any shares of our common stock owned by CHK Energy Holdings, Inc.

(4)
Senja Capital Ltd is wholly owned by RRJ Capital Master Fund I, L.P., the general partner of which is RRJ Capital Limited. The business address of Senja Capital Ltd is CCS Trustees Limited, 263 Main Street, Road Town, Tortola, British Virgin Islands.

(5)
Cowboy Investment is wholly owned by Korea Investment Corporation. The business address of Cowboy Investment is Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands.

(6)
Mr. Dell'Osso is the Executive Vice President and Chief Financial Officer of Chesapeake Parent, and Mr. Lemmerman is the the Vice President—Strategic Planning at Chesapeake Parent. Mr. Dell'Osso and Mr. Lemmerman disclaim beneficial ownership of any shares of our common stock owned by CHK Energy Holdings, Inc.

(7)
Mr. Ong is the founder and Chief Executive Officer of RRJ Capital and disclaims beneficial ownership of any shares owned directly or indirectly by Senja Capital Ltd, except to the extent of his pecuniary interest therein.

(8)
Mr. Sim is currently the Senior Advisory Director of Temasek, which indirectly wholly owns Maju. Mr. Sim disclaims beneficial ownership of any shares owned directly or indirectly by Maju.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes certain important terms of our capital stock, as they are expected to be in effect prior to the completion of this offering. We will adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

        Immediately following the completion of this offering, our authorized capital stock will consist of            shares, $            par value per share, of which:

  •
              shares are designated as common stock; and

  •
              shares are designated as preferred stock.

        Our board of directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the            listing standards.

Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation will not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

        Dividends.    The holders of our common stock are entitled to dividends if, as and when declared by our board of directors, from legally available funds, subject to certain contractual limitations on our ability to declare and pay dividends. See "Dividend Policy."

        Other Rights.    Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

        Upon completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

        Prior to the completion of this offering, we will enter into a registration rights agreement with certain existing significant stockholders. Stockholders party to this agreement will be entitled to rights with respect to the registration of their Registrable Shares under the Securities Act. All of the parties to the registration rights agreement will have waived their rights under the agreement to include their Registrable Shares in this offering. In addition, each stockholder that has registration rights pursuant to this agreement will agree not to sell, otherwise dispose of any securities, or exercise registration rights without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See "Underwriting" for additional information regarding such restrictions. All of our existing convertible preferred stock will be converted into shares of our common stock prior to the closing of this offering.

Anti-takeover Effects of Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  provide that stockholders may remove directors only for cause and only with the approval of holders of at least            of our then outstanding capital stock;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our CEO or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least        % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least         % of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

        Further, we intend to opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least        % of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least            of our outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned,        % or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation will provide that            and            and their affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Choice of Forum

        Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be            .

Listing

        We intend to apply to list our common stock on the            under the symbol "            ."

DESCRIPTION OF INDEBTEDNESS

        A description of our Term Loan, 2022 Notes and 2020 Notes is set forth below.

Term Loan

        In April 2014, we entered into a Term Loan in the initial principal amount of $550,000,000 and related security agreements with a syndicate of financial institutions as lenders and Wells Fargo, as administrative agent. Borrowings under our Term Loan will mature on April 16, 2021. The Term Loan also permits, upon terms and subject to conditions set forth therein, the incurrence of additional term loans on an uncommitted basis in an aggregate principal amount not to exceed the sum of $300 million plus an unlimited amount of term loans that would not cause the pro forma senior secured net leverage ratio (as defined therein) to exceed 4.00 to 1.00.

        The Term Loan is guaranteed, subject to certain exceptions, by our current and future wholly owned domestic restricted subsidiaries (other than foreign subsidiary holding companies), and by any restricted subsidiary of ours that is not already a guarantor that guarantees or becomes an obligor on any other indebtedness of ours or a guarantor in an amount exceeding $5 million.

        Our obligations under our Term Loan are secured by (a) a first priority security interest in and lien in 100% of the existing and after acquired stock of our domestic subsidiaries (other than foreign subsidiary holding companies) and 65% of the existing and after acquired voting stock and 100% of the existing and acquired non-voting stock of our first-tier foreign subsidiaries and foreign subsidiary holding companies, or the Term Loan/2022 Notes Collateral, and (b) a second priority security interest in the 2020 Notes Collateral, as described below, in each case subject to permitted liens and certain exceptions. The security interests securing the Term Loan rank pari passu with the security interests securing the 2022 Notes. The Term Loan is effectively senior in right of payment to our existing and future indebtedness, including the 2020 Notes, that is secured by a lower priority lien on the Term Loan/2022 Notes Collateral securing the Term Loan, to the extent of the value of such assets, and equal in right of payment thereafter and effectively junior in right of payment to our existing and future indebtedness, including the 2020 Notes, that is secured by a higher priority lien on the 2020 Notes Collateral securing the 2020 Notes or by a lien on assets not constituting collateral for the Term Loan, to the extent of the value of such assets, and equal in right of payment thereafter.

        Our Term Loan bears interest at a rate per annum equal to either a base rate or LIBOR, at our option, plus, in each case, an applicable margin. Loans under the Term Loan amortize in equal quarterly installments in an annual amount of 1% of the original principal amount, with the balance due upon final maturity.

        Our Term Loan contains a number of covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to grant liens, engage in mergers, sell assets, incur debt, make restricted payments and undertake transactions with affiliates.

2022 Notes

        In April 2014, we issued $500,000,000 in aggregate principal amount of 6.250% senior secured notes pursuant to an indenture between the Company, the guarantors thereto and US Bank National Association, as trustee. The 2022 Notes mature on May 1, 2022.

        Our 2022 Notes are guaranteed, subject to certain exceptions, by our current and future wholly owned domestic restricted subsidiaries (other than foreign subsidiary holding companies), and by any restricted subsidiary of ours that is not already a guarantor that guarantees or becomes an obligor on any other indebtedness of ours or a guarantor in an amount exceeding $5 million.

        The 2022 Notes are secured by (a) a first priority security interest in the Term Loan/2022 Notes Collateral and (b) a second priority security interest in the 2020 Notes Collateral, in each case subject to permitted liens and certain exceptions. The security interests securing the 2022 Notes rank pari passu with the security interests securing our Term Loan. The 2022 Notes are effectively senior in right of payment to our existing and future indebtedness, including the 2020 Notes, that is secured by a lower priority lien on the Term Loan/2022 Notes Collateral securing the 2022 Notes, to the extent of the value of such assets, and equal in right of payment thereafter and effectively junior in right of payment to our existing and future indebtedness, including the 2020 Notes, that is secured by a higher priority lien on the 2020 Notes Collateral securing the 2020 Notes or by a lien on assets not constituting collateral for the 2022 Notes, to the extent of the value of such assets, and equal in right of payment thereafter.

        Interest on the 2022 Notes accrues at a rate of 6.250% per annum. Interest on the 2022 Notes is payable semi annually in cash in arrears on May 1 and November 1 of each year.

        The indenture governing our 2022 Notes contains a number of covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to grant liens, engage in mergers, sell assets, incur debt, make restricted payments and undertake transactions with affiliates.

2020 Notes

        In June 2015, we issued $350,000,000 in aggregate principal amount of senior secured floating rate notes pursuant to an indenture between the Company, the guarantors thereto and US Bank National Association, as trustee. The 2020 Notes mature on June 15, 2020.

        Our 2020 Notes are guaranteed, subject to certain exceptions, by our current and future wholly owned domestic restricted subsidiaries (other than foreign subsidiary holding companies), and by any restricted subsidiary of ours that is not already a guarantor that guarantees or becomes an obligor on any other indebtedness of ours or a guarantor in an amount exceeding $5 million.

        The 2020 Notes are secured by (a) a first priority security interest in our and our guarantors' accounts receivable, inventory, deposit accounts, cash and related assets and fracturing, fleet and certain other equipment, or the 2020 Notes Collateral and (b) a second priority security interest in the Term Loan/2022 Notes Collateral, in each case subject to permitted liens and certain exceptions. The 2020 Notes are effectively senior in right of payment to our existing and future indebtedness, including the Term Loan and 2022 Notes, that is secured by a lower priority lien on the 2020 Notes Collateral securing the 2020 Notes, to the extent of the value of such assets, and equal in right of payment thereafter and effectively junior in right of payment to our existing and future indebtedness, including the Term Loan and 2022 Notes, that is secured by a higher priority lien on the Term Loan/2022 Notes Collateral securing the Term Loan and 2022 Notes or by a lien on assets not constituting collateral for the 2020 Notes, to the extent of the value of such assets, and equal in right of payment thereafter.

        Interest on the 2020 Notes accrues at a rate of LIBOR plus a margin of 7.500% per annum. Interest on the 2020 Notes is payable quarterly, in cash in arrears, on March 15, June 15, September 15 and December 15 of each year.

        The indenture governing our 2020 Notes contains a number of covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to grant liens, engage in mergers, sell assets, incur debt, make restricted payments and undertake transactions with affiliates.

Intercreditor Agreements

        The collateral agent under the Term Loan and the collateral agent under the indenture governing the 2022 Notes entered into a pari passu intercreditor agreement as to the relative priorities of their respective security interests in the assets securing the Term Loan and the 2022 Notes, and certain future secured indebtedness and certain other matters relating to the administration of their respective security interests, including in the event of a bankruptcy.

        The collateral agent under the Term Loan, the collateral agent under the indenture governing the 2022 Notes and the collateral agent under the indenture governing the 2020 Notes are parties to a junior intercreditor agreement as to the relative priorities of their respective security interests in the assets securing the 2022 Notes, the Term Loan and the 2020 Notes and certain future secured indebtedness and certain other matters relating to the administration of their respective security interests, including in the event of a bankruptcy.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Sales of Restricted Shares

        Upon completion of this offering, our        :        reserve stock split and the conversion of our convertible preferred stock, we will have issued and outstanding an aggregate of        shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares, and no exercise of options after such date. Only the        shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares purchased by our "affiliate," as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the remaining        shares of common stock outstanding after this offering will be "restricted securities" as such term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the closing of this offering; and

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              shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

Rule 144

        In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares of common stock that were acquired from us or our affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of our then outstanding shares of common stock, which would be approximately        shares of common stock immediately after this offering, or (2) an amount equal to the average weekly reported volume of trading in our shares of common stock on all national securities exchanges or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

        A person or persons whose shares of common stock are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Rule 701

        Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased or received shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. We will file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our equity incentive plans.

Lock-up Agreements

        We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of         . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

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  offer, pledge, sell, or contract to sell any common stock;

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  sell any option or contract to purchase any common stock;

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  purchase any option or contract to sell any common stock;

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  grant any option, right, or warrant for the sale of any common stock;

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  lend or otherwise dispose of or transfer any common stock;

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  request or demand that we file a registration statement related to the common stock; or

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  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision also applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.        in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Registration Rights

        Upon the completion of this offering, we will enter a registration rights agreement with certain existing significant stockholders. Stockholders party to this agreement will be entitled to rights with respect to the registration of their Registrable Shares under the Securities Act, subject to the lock-up arrangement described above. Registration of the Registrable Shares under the Securities Act would result in them becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Any sales of securities by these stockholders could adversely affect the trading price of our shares of common stock. See "Description of Capital Stock—Registration Rights."

Registration Statement on Form S-8

        After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the offer and sale of        shares of our common stock granted as restricted stock units under the 2014 LTIP. This registration statement on Form S-8 will become effective immediately upon filing, and shares of our common stock covered by the registration statement may then be publicly resold without restriction, subject to the Rule 144 limitations applicable to affiliates and the applicable lock-up agreements. See "Executive Compensation" for a description of our 2014 LTIP.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income tax considerations relevant to the ownership and disposition of our common stock by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated or proposed thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below.

        This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, non-U.S. holders who hold for investment purposes). This summary does not address the tax considerations arising under the laws of any non-U.S. jurisdiction or any U.S. state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

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  controlled foreign corporations, passive foreign investment companies;

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  brokers or dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting;

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  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

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  certain former citizens or former long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk-reduction transaction; or

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  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, UNITED STATES ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY NON-U.S. JURISDICTION OR ANY U.S. STATE OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not:

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  a citizen or individual resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income tax regardless of its source;

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "U.S. persons" who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a U.S. person; or

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  an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes.

        If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors as to their status as non-U.S. holders.

Distributions

        Other than as described in this prospectus, we have not made any distributions on our common stock, and we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those payments will constitute dividends for U.S. federal income tax purposes only to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and first will reduce your basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock, subject to the tax treatment described below in "—Gain on Sale or Other Taxable Disposition of Common Stock."

        Subject to the discussion of backup withholding and FATCA below, any dividend (as determined under the above rules) paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are "effectively connected" dividends, as described below. In order to be eligible for a reduced treaty rate, you must provide us with a properly completed Internal Revenue Service, or IRS, Form W-8BEN or W-8BEN-E (or other appropriate version of IRS Form W-8) certifying qualification for the reduced rate. If you are a non-U.S. holder of shares of our common stock who is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you are a non-U.S. holder who holds your stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) properly certifying such exemption. Such effectively-connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of applicable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Sale or Other Taxable Disposition of Common Stock

        Subject to the discussion of backup withholding and FATCA below, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        In general, we would be a USRPHC if our "U.S. real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently a USRPHC and, based upon our projections as to our business, we do not expect to become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations), such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

        If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of applicable deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for that year (even though you are not considered a resident of the United States for tax purposes), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Applicable U.S. income tax or other treaties may provide for different rules. You should consult your U.S. tax advisor as to the application of any such treaties in your own situation.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying to your non-U.S. status on a Form W-8BEN or W-8BEN-E (or another appropriate version of IRS Form W-8). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

        Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

        The Foreign Account Tax Compliance Act provisions of the Code, commonly referred to as "FATCA" and treasury regulations promulgated thereunder, generally impose a 30% U.S. federal withholding tax on certain U.S. source payments made to certain "foreign financial institutions" (which term includes most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other foreign investment vehicles) and "non-financial foreign entities" (as defined in the Code) that fail to comply with information reporting rules with respect to their U.S. account holders and investors. Under applicable Treasury Regulations, a foreign financial institution or non-financial foreign entity will generally be subject to a 30% U.S. federal withholding tax with respect to any "withholdable payments," unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies that it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described in (1) above, it must generally enter into an agreement with the Treasury requiring, among other things, that it undertake to indentify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant account holders. For this purpose, "withholdable payments" generally include U.S.-source dividends (which would include dividends on our common stock) and the entire gross proceeds from the sale of any property producing such U.S.-source dividends (such as shares of our common stock). Treasury guidance defers this withholding obligation with respect to gross proceeds from dispositions of stock until January 1, 2019. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. More than 100 foreign jurisdictions have such an intergovernmental agreement with the United States. The rules under FATCA are complex. All non-U.S. holders, and particularly investors that hold notes through a non-U.S. intermediary, are encouraged to consult their own tax advisors regarding the implications of FATCA for an investment in shares of our common stock.

        THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

                                                 is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow a discount not in excess of $            per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering, not including the underwriting discount and commissions, are estimated at $            and are payable by us. We will also pay other expenses related to this offering, including legal fees and other expenses.

Over-allotment Option

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount and commissions. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                shares offered by this prospectus for sale to employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

        We intend to apply to list the shares on                    under the symbol "            ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Stabilization

        The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the option to purchase additional shares.

        "Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

        The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary cash fees and expenses.

        The underwriter or its affiliates may be a lender under our Term Loan or hold our 2020 Notes or 2022 Notes and, therefore, may receive a portion of the proceeds from this offering. See "Use of Proceeds."

        In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of shares may be made to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

  •
  provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

        This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289); or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for FTS International, Inc. by Jones Day, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by                    .

EXPERTS

        The audited consolidated financial statements included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the filed registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. After completion of this offering, we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, http://www.ftsi.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

FTS INTERNATIONAL, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
FTS International, Inc.

        We have audited the accompanying consolidated balance sheet of FTS International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of operations, cash flows and stockholders' deficit for the year ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FTS International, Inc. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting guidance in 2015, related to the presentation of deferred income taxes and debt issuance costs. Our opinion is not modified with respect to this matter.

/s/ GRANT THORNTON LLP

Dallas, Texas
January 3, 2017

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd.

FTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	Nine Months Ended September 30,
(In millions, except per share amounts)	2015	2015	2016
		(unaudited)	(unaudited)
Revenue
Revenue	$1,331.8	$1,135.1	$377.1
Revenue from related parties	43.5	43.0	2.7

Total revenue	1,375.3	1,178.1	379.8

Operating expenses
Costs of revenue, excluding depreciation and amortization	1,257.9	1,087.3	369.7
Selling, general and administrative	154.7	129.1	51.5
Depreciation and amortization	272.4	206.9	87.5
Impairments and other charges	619.9	52.2	10.7
Loss on disposal of assets, net	5.9	1.8	1.1
Gain on insurance recoveries	—	—	(15.1)

Total operating expenses	2,310.8	1,477.3	505.4

Operating loss	(935.5)	(299.2)	(125.6)
Interest expense, net	(77.2)	(54.8)	(66.1)
(Loss) gain on extinguishment of debt, net	(0.6)	(0.6)	53.7
Equity in net loss of joint venture affiliate	(1.4)	(1.0)	(2.6)

Loss before income taxes	(1,014.7)	(355.6)	(140.6)
Income tax (benefit) expense	(1.5)	0.1	—

Net loss	$(1,013.2)	$(355.7)	$(140.6)

Net loss attributable to common stockholders	$(1,158.1)	$(460.9)	$(272.7)

Basic and diluted earnings (loss) per share attributable to common stockholders	$(0.32)	$(0.13)	$(0.08)

Shares used in computing basic and diluted earnings (loss) per share	3,589.7	3,590.4	3,586.5

Pro forma basic and diluted earnings (loss) per share attributable to common stockholders (unaudited)	$		$

Shares used in computing pro forma basic and diluted earnings (loss) per share (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

FTS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)	December 31, 2015	September 30, 2016	Pro Forma September 30, 2016
		(unaudited)	(unaudited)
ASSETS
Current assets
Cash	$264.6	$195.0
Accounts receivable, net	101.0	64.0
Accounts receivable from related parties	3.5	1.7
Inventories	31.5	26.1
Prepaid expenses and other current assets	22.0	19.7

Total current assets	422.6	306.5
Property, plant, and equipment, net	430.6	308.6
Intangible assets, net	29.5	29.5
Investment in joint venture affiliate	23.2	21.6
Other assets	1.5	2.1

Total assets	$907.4	$668.3

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$56.0	$53.2
Accrued expenses and other current liabilities	52.0	45.1

Total current liabilities	108.0	98.3
Long-term debt	1,276.2	1,187.7
Other liabilities	3.9	3.6

Total liabilities	1,388.1	1,289.6

Commitments and contingencies (Note 14)
Series A convertible preferred stock, $0.01 par value, 350,000 shares authorized, issued and outstanding at December 31, 2015 and September 30, 2016, respectively (aggregate amount of liquidation preference of $724.5 million at December 31, 2015); no shares authorized, issued and outstanding, pro forma	349.8	349.8

Stockholders' deficit
Common stock, $0.01 par value, 5,000,000,000 shares authorized, 3,586,503,220 shares issued and outstanding at December 31, 2015 and September 30, 2016, respectively; shares issued and outstanding, pro forma	35.9	35.9
Additional paid-in capital	3,712.1	3,712.1
Accumulated deficit	(4,578.5)	(4,719.1)

Total stockholders' deficit	(830.5)	(971.1)

Total liabilities and stockholders' deficit	$907.4	$668.3

The accompanying notes are an integral part of these consolidated financial statements.

FTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
	Year Ended December 31, 2015
(In millions)		2015	2016
		(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(1,013.2)	$(355.7)	$(140.6)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	272.4	206.9	87.5
Amortization of debt discounts and issuance costs	3.2	2.3	2.8
Impairment of assets and goodwill	572.9	7.6	7.0
Loss on disposal of assets, net	5.9	1.8	1.1
Loss (gain) on extinguishment of debt, net	0.6	0.6	(53.7)
Gain on insurance recoveries	—	—	(15.1)
Inventory write-down	24.5	24.5	—
Acquisition earn-out adjustments	(3.4)	(3.0)	—
Other non-cash items	3.8	3.8	4.1
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	373.2	277.1	35.7
Accounts receivable from related parties	33.5	26.7	1.8
Inventories	37.9	29.9	3.3
Prepaid expenses and other assets	2.0	(0.7)	1.8
Accounts payable	(210.4)	(140.3)	(3.4)
Accrued expenses and other liabilities	(52.3)	(43.4)	(6.4)

Net cash provided by (used in) operating activities	50.6	38.1	(74.1)

Cash flows from investing activities
Capital expenditures	(79.1)	(75.5)	(6.1)
Cash paid for acquisitions	(1.7)	(1.7)	—
Investment in joint venture affiliate	(14.8)	(7.4)	—
Proceeds from disposal of assets	9.7	6.8	26.3
Proceeds from insurance recoveries	—	—	19.0
Net change in restricted cash	(12.0)	(12.0)	2.9

Net cash (used in) provided by investing activities	(97.9)	(89.8)	42.1

Cash flows from financing activities
Proceeds from issuance of long-term debt	366.5	366.5	—
Payments of debt issuance costs	(6.0)	(6.0)	—
Repayments of long-term debt	(58.9)	(58.9)	(37.6)
Other	(0.2)	(0.1)	—

Net cash provided by (used in) financing activities	301.4	301.5	(37.6)

Net increase (decrease) in cash and cash equivalents	254.1	249.8	(69.6)
Cash and cash equivalents, beginning of period	10.5	10.5	264.6

Cash and cash equivalents, end of period	$264.6	$260.3	$195.0

Supplemental cash flow information
Interest paid	$74.3
Income tax payments, net	$2.0
Supplemental disclosure of noncash investing activities
Capital expenditures included in accounts payable	$1.4

The accompanying notes are an integral part of these consolidated financial statements.

FTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
(In millions)	Shares	Amount
Balance at January 1, 2015	3,590.6	$35.9	$3,710.4	$(3,565.3)	$181.0
Net loss	—	—	—	(1,013.2)	(1,013.2)
Activity related to stock plans	(4.1)	—	1.7	—	1.7

Balance at December 31, 2015	3,586.5	35.9	3,712.1	(4,578.5)	(830.5)

Net loss (unaudited)	—	—	—	(140.6)	(140.6)

Balance at September 30, 2016 (unaudited)	3,586.5	$35.9	$3,712.1	$(4,719.1)	$(971.1)

The accompanying notes are an integral part of these consolidated financial statements.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 1—DESCRIPTION OF BUSINESS

        Throughout the notes to these consolidated financial statements, the terms "FTSI," "we," "us," "our" or "ours" refer to FTS International, Inc., together with its consolidated subsidiaries. We are a leading independent provider of well completion services. Our services and products are designed to enhance the recovery rates of our customers from wells drilled in shale and other unconventional formations. We provide these services through one of North America's largest fleets of hydraulic fracturing equipment. In addition, we use our experience and operational capabilities to provide other value-added services to our customers, including wireline and pressure control services. We also have proprietary design and manufacturing capabilities that allow us to build and service our equipment. Substantially all of our business activities support our well completion services. We manage our business, allocate resources, and assess our financial performance on a consolidated basis; therefore we do not have separate operating segments.

        We operate primarily in the most active unconventional oil and natural gas basins in the United States, including the Eagle Ford Shale, the Marcellus/Utica Shale, the Haynesville Shale, the Permian Basin, and the Oklahoma and north Texas areas of the Mid-Continent region.

  Concentrations of Risk

        Our business activities are concentrated in the well completion services segment of the oilfield services industry in the United States. The market for these services is cyclical, and we depend on the willingness of our customers to make operating and capital expenditures to explore for, develop, and produce oil and natural gas in the United States. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are predominantly influenced by current and expected prices for oil and natural gas.

        Low commodity prices have caused our customers to significantly reduce their hydraulic fracturing activities, which has contributed to a lower pricing environment for our services in 2016. We continue to aggressively manage all operating costs and capital expenditures during this period of reduced activity and lower pricing. While we expect to have sufficient liquidity to fund our operations and capital expenditures over the next 12 months, we will continue to explore opportunities to further improve our liquidity and capital structure based on current and evolving business conditions.

        Our customer base is concentrated. Our business, financial condition and results of operations could be materially adversely affected if one or more of our significant customers ceases to engage us for our services on favorable terms, or at all, or fails to pay, or delays in paying, us significant amounts

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 1—DESCRIPTION OF BUSINESS (Continued)

of our outstanding receivables. The following table shows the customers who represented more than 10% of our total revenue in any one of the periods indicated below:

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Newfield Exploration	8%	19%
EQT Production Company	12%	12%
EP Energy Corporation	6%	12%
Murphy Oil Corporation	11%	2%
Range Resources Corporation	13%	1%

        In 2015, we began experiencing increased turnover in our customer base as customers became more focused on selecting the lowest cost service provider in this low commodity price environment.

  Related Parties

        We have historically provided services and sold equipment to Chesapeake Energy Corporation ("Chesapeake") and its affiliates, which beneficially own approximately 30% of our outstanding common stock and has the right to designate two individuals to serve on our board of directors. Revenue earned from Chesapeake was $32.1 million and $2.5 million for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively. All revenue earned from Chesapeake is based on the prevailing market prices for our services at the time the work is performed. As of December 31, 2015 and September 30, 2016, Chesapeake owed us zero and $1.6 million, respectively.

        Revenue earned from our Chinese joint venture relating to equipment sales was $11.4 million and $0.2 million for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively. As of December 31, 2015 and September 30, 2016, our Chinese joint venture owed us $3.5 million and $0.1 million, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        We prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of FTSI and all majority-owned domestic and foreign subsidiaries. Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. There were no items of other comprehensive income in the periods presented. We evaluated subsequent events through January 3, 2017, which is the date at which the financial statements were available to be issued, and determined that there were no additional items to disclose.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Unaudited Interim Consolidated Financial Information

        The accompanying interim consolidated balance sheet as of September 30, 2016; the consolidated statements of operations and cash flows for the nine months ended September 30, 2015 and 2016; the consolidated statement of stockholders' equity (deficit) for the nine months ended September 30, 2016; and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial reporting. Accordingly, certain information and disclosures normally included in our annual consolidated financial statements have been condensed or omitted. In our opinion, the interim consolidated financial statements included herein contain all adjustments of a normal recurring nature considered necessary for a fair presentation of the interim periods. The results of operations of the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

  Use of Estimates

        The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses, and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ materially from those estimates.

  Cash and Cash Equivalents

        Cash equivalents include only investments with an original maturity of three months or less. We occasionally hold cash deposits in financial institutions that exceed federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits.

  Allowance for Doubtful Accounts

        We establish an allowance for doubtful accounts based on a number of factors, including the length of time that accounts receivable are past due, our previous loss history, and the customer's creditworthiness. The provision for doubtful accounts was not significant for any period presented in the Consolidated Statements of Operations.

  Inventories

        Inventories consist of proppants and chemicals that are used to provide hydraulic fracturing services, maintenance parts that are used to service our hydraulic fracturing equipment, and explosives and perforating guns that are used to provide our wireline services. Proppants generally consist of raw sand, resin-coated sand or ceramic particles. Inventories are stated at the lower of cost or market value. The cost basis of our inventories is based on the average cost method and includes in-bound freight costs.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As necessary, we record an adjustment to decrease the value of slow moving and obsolete inventory to its net realizable value. To determine the adjustment amount, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments.

  Restricted Cash

        We have pledged cash as collateral for letters of credit issued to our casualty and general liability insurance provider. Restricted cash totaled $12.0 million at December 31, 2015, and is included in prepaid expenses and other current assets in our Consolidated Balance Sheets.

  Property, Plant, and Equipment

        Property, plant, and equipment is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. We manufacture our hydraulic fracturing units and the cost of this equipment, which includes direct and indirect manufacturing costs, is capitalized and carried in construction-in-progress until it is completed. Expenditures for renewals and betterments that extend the lives of our service equipment, which includes the replacement of significant components of service equipment, are capitalized and depreciated. Other repairs and maintenance costs are expensed as incurred.

        We capitalize qualifying costs related to the acquisition or development of internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are amortized over the estimated useful life of the software, which ranges between three and five years. The unamortized balance of capitalized software costs at December 31, 2015 was $17.6 million. Amortization of computer software was $5.4 million in 2015.

  Goodwill and Intangible Assets

        Goodwill is the amount by which the consideration transferred to acquire a business exceeds the fair value of the underlying individual assets and liabilities of that business. Goodwill and intangible assets with indefinite lives are not amortized. At December 31, 2015, the amount of goodwill recorded in our Consolidated Balance Sheets was zero. Intangible assets with definite lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life. At December 31, 2015, the amount of intangible assets with definite lives recorded in our Consolidated Balance Sheets was zero after giving effect to an impairment of $475.5 million at December 31, 2015.

  Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

        Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Recoverability is assessed based on the undiscounted future cash flows generated by the asset. If the carrying amount of an asset is not recoverable, we recognize an

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment loss equal to the amount by which the carrying amount exceeds fair value. We estimate fair value based on the income, market, or cost valuation techniques.

        Goodwill and intangible assets with indefinite lives are reviewed at least annually for impairment, and in interim periods if certain events occur indicating that the carrying value of goodwill or intangible assets may be impaired. We estimate fair values utilizing valuation methods such as discounted cash flows and comparable market valuations. We have elected the beginning of the fourth quarter to complete our annual impairment tests.

  Equity Method Investments

        Investments in which we have the ability to exercise significant influence but not control are accounted for pursuant to the equity method of accounting. We recognize our proportionate share of earnings or losses of our affiliates three months after they occur. When events and circumstances warrant, investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an investment below its carrying amount is determined to be other-than-temporary.

  Income Taxes

        Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize future tax benefits to the extent that such benefits are more likely than not to be realized.

        We record a valuation allowance to reduce a deferred tax asset if based on the consideration of all available evidence, it is more likely than not that all or some portion of the deferred tax asset will not be realized. Significant weight is given to evidence that can be objectively verified. We evaluate our deferred income taxes quarterly to determine if a valuation allowance is required by considering all available evidence, including historical and projected taxable income and tax planning strategies. Any deferred tax asset subject to a valuation allowance is still available to us to offset future taxable income, subject to annual limitations in the event of an "ownership change" under Section 382 of the Internal Revenue Code. We will adjust a previously established valuation allowance if we change our assessment of the amount of deferred income tax asset that is more likely than not to be realized.

  Revenue Recognition

        Revenues are recognized as services are completed. We recognize revenue upon the completion of each stage of a job. We typically complete one or more stages per day. A stage is considered complete when we have met the specifications set forth by the customer. Invoices typically include an equipment charge and product charges for proppant, chemicals and other products actually consumed during the course of providing our services.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Unconditional Purchase Obligations

        We have historically entered into supply arrangements with our vendors that contain unconditional purchase obligations. These represent obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts. We enter into these unconditional purchase obligation arrangements in the normal course of business to ensure that adequate levels of sourced product are available to us. To account for these arrangements, we must monitor whether we may be required to make a minimum payment to a vendor in a future period because our projected inventory purchases may not satisfy our minimum commitments. If we conclude that it is probable that we will make a minimum payment under these arrangements, we will record an estimated loss for these commitments in the current period.

  Stock-Based Compensation

        We measure all employee stock-based compensation awards using a fair value method and record this cost in the consolidated financial statements. Our stock-based compensation relates to restricted stock awards or restricted stock units issued to our employees. On the date that an equity-classified award is granted, we determine the fair value of the award and recognize the compensation cost over the requisite service period, which typically is the period over which the award vests. For liability-classified awards, we determine the fair value of the award at each reporting date and recognize a portion of the fair value equal to the amount of time that has passed in the requisite service period. For stock-based awards with graded vesting based solely on the satisfaction of a service condition, we recognize compensation cost as a single award on a straight-line basis. For stock-based awards with performance conditions, we only recognize compensation cost when it is probable that the performance conditions will be met.

        Because our stock is not publicly traded, we must estimate the fair value of our common stock for purposes of determining the fair value of our awards. Determining the fair value of stock-based awards requires judgment. The fair value of the common stock underlying our stock-based awards is determined using third-party valuations. These valuations utilize the income and market approaches to determine the fair value of our common stock.

  Fair Value Measurements

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

  •
  Level One: The use of quoted prices in active markets for identical financial instruments.

  •
  Level Two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Level Three: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

  New Accounting Standards Updates

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The FASB has subsequently issued a number of additional ASUs to update this guidance. This guidance will supersede substantially all existing accounting guidance related to the accounting for revenue transactions. This guidance establishes a core principle that an entity should record revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This guidance is scheduled to be effective for our financial statements beginning on January 1, 2018. We have not completed an evaluation of the effect that this standard will have on our financial statements.

        In April 2015, FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The purpose of this standard is to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. This guidance may be applied on a prospective or retrospective basis. This standard is scheduled to be effective for our financial statements beginning on January 1, 2017. Early adoption is permitted and we adopted this standard on December 31, 2015.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events indicate that it is probable that the entity will be unable to meet its obligations as they become due. This standard requires certain disclosures in the financial statements depending on the results of management's evaluation. This standard is scheduled to be effective for our financial statements as of December 31, 2016. We have not completed an evaluation of the effect that this standard will have on our financial statements.

        In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. Under this new standard, debt issuance costs reported on the Consolidated Balance Sheets are reflected as a direct deduction from the related debt liability rather than as an asset. Retrospective application to prior periods is required. This standard was scheduled to be effective for our financial statements beginning on January 1, 2016. Early adoption was permitted and we adopted this standard on December 31, 2015.

        In April 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. This standard was issued to simplify the measurement of inventory as the lower of its cost basis or its net realizable value. This standard is scheduled to be effective for our financial statements beginning on January 1, 2017. Early adoption is permitted. We elected to adopt this standard on January 1, 2016, and it did not have a significant effect on our financial statements.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2016, the FASB issued ASU 2016-02, Leases. This standard was issued to increase transparency and comparability among organizations by requiring most leases be included on the balance sheet and by expanding disclosure requirements. This standard is scheduled to be effective for our financial statements beginning on January 1, 2019. Early adoption is permitted. We have not completed an evaluation of the effect that this standard will have on our financial statements.

        In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This standard was issued to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This standard is scheduled to be effective for our financial statements beginning on January 1, 2018. Early adoption is permitted. We have not completed an evaluation of the effect that this standard will have on our financial statements.

        In November 2016, the FASB issued ASU 2016-18, Restricted Cash. This standard was issued to change the presentation of amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is scheduled to be effective for our financial statements beginning on January 1, 2018. Early adoption is permitted. We have not completed an evaluation of the effect that this standard will have on our financial statements.

NOTE 3—SUPPLEMENTAL BALANCE SHEET INFORMATION

  Accounts Receivable

        The following table summarizes our accounts receivable balance:

(In millions)	December 31, 2015
Trade accounts receivable	$102.7
Allowance for doubtful accounts	(1.7)

Accounts receivable, net	$101.0

        The change in allowance for doubtful accounts is as follows:

(In millions)	2015
Balance at beginning of year	$2.4
Provision for bad debts, net included in selling, general, and administrative expense	0.7
Uncollectable receivables written off	(1.4)

Balance at end of year	$1.7

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 3—SUPPLEMENTAL BALANCE SHEET INFORMATION (Continued)

  Inventories

        The following table summarizes our inventories:

(In millions)	December 31, 2015
Maintenance parts	$21.3
Proppants and chemicals	8.4
Other	1.8

Total inventories	$31.5

  Prepaid Expenses and Other Current Assets

        The following table summarizes our prepaid expenses and other current assets:

(In millions)	December 31, 2015
Restricted cash	$12.0
Prepaid expenses	10.0

Total prepaid expenses and other current assets	$22.0

  Property, Plant, and Equipment, net

        The following table summarizes our property, plant, and equipment:

(Dollars in millions)	December 31, 2015	Estimated Useful Life (in years)
Service equipment	$843.1	2.5 - 10
Buildings and improvements	78.7	15 - 39
Office, software, and other equipment	46.7	3 - 7
Vehicles and transportation equipment	13.3	5 - 20
Land	10.8	N/A
Construction-in-process and other	26.2	N/A

Total property, plant, and equipment	1,018.8
Accumulated depreciation and amortization	(588.2)

Total property, plant, and equipment, net	$430.6

        We capitalize an allocated amount of interest on borrowings for self-constructed assets and equipment during their construction period. We capitalized interest of $0.5 million in 2015. Depreciation expense was $169.9 million in 2015.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 3—SUPPLEMENTAL BALANCE SHEET INFORMATION (Continued)

  Accrued Expenses and Other Current Liabilities

        The following table summarizes our accrued liabilities:

(In millions)	December 31, 2015
Employee compensation and benefits	$8.2
Sales, use and property taxes	23.0
Insurance	5.7
Interest	6.3
Other	8.8

Total accrued expenses and other current liabilities	$52.0

NOTE 4—ACQUISITIONS AND INVESTMENTS

  Acquisition of Assets from J-W Wireline Company

        On October 31, 2014, we entered into a definitive agreement to acquire substantially all of the assets and certain liabilities of J-W Wireline Company ("J-W Wireline"), a subsidiary of J-W Energy Company. This transaction closed on December 5, 2014. J-W Wireline specialized in deep high-pressure perforating, multiple-zone completions, comprehensive cased-hole logging, and pipe recovery.

        At closing, we paid $50 million plus an estimated $24.1 million for working capital in cash. We also agreed to pay up to $12.5 million of contingent cash consideration in each of 2015 and 2016 based on the achievement of earnings targets for the 12 month periods ended October 31, 2015 and 2016. During the second quarter of 2015, we finalized the working capital payment, the estimated fair value of the contingent consideration, and the fair values of the assets acquired and liabilities assumed as of the acquisition date. The following table summarizes the final purchase price as of the acquisition date:

(In millions)	Final Allocation
Cash consideration	$75.8
Fair value of contingent consideration	3.4

Total purchase price	$79.2

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 4—ACQUISITIONS AND INVESTMENTS (Continued)

        The following table summarizes the final recording of assets acquired and liabilities assumed as of the acquisition date:

(In millions)	Final Allocation
Accounts receivable	$23.2
Inventories	3.3
Property, plant, and equipment	39.8
Intangible assets	10.0
Goodwill	3.8

Total assets	80.1
Accrued expenses and other current liabilities	(0.9)

Total purchase price	$79.2

        We estimated the fair value of the contingent consideration and the assets and liabilities acquired as of the December 5, 2014 acquisition date using an in-use model, which reflects the value of the acquired assets through their use in combination with other assets as a group. The premium we paid in excess of the fair value of the net assets acquired was based on the established business of J-W Wireline and our ability to expand our offering of wireline services to our full customer base.

  Investment in SinoFTS Joint Venture

        In 2014, we entered into a 15-year joint venture agreement with the Sinopec Group ("Sinopec"). This joint venture collaboration offers hydraulic stimulation services in China. The joint venture company, SinoFTS Petroleum Services Ltd. ("SinoFTS"), is owned 55% by Sinopec and 45% by us. SinoFTS will serve both Sinopec and other exploration and production companies throughout China. We contributed $9.9 million and $14.8 million to SinoFTS in 2014 and 2015, respectively. SinoFTS began performing hydraulic fracturing services in China in 2016.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

  Goodwill

        The changes in the carrying amount of goodwill were as follows for the year ended December 31, 2015:

(In millions)	Goodwill	Accumulated Impairment Losses	Net
Balance at January 1, 2015	$7.1	$—	$7.1
Goodwill impairment	—	(7.1)	(7.1)

Balance at December 31, 2015	$7.1	$(7.1)	$—

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        In connection with our wireline acquisition, we agreed to pay up to $12.5 million of contingent cash consideration in each of 2015 and 2016 based on the achievement of earnings targets. The final fair value of this contingent consideration at the acquisition date was $3.4 million. We were required to measure the fair value of the contingent consideration at each reporting date. The fair value of the contingent consideration was zero at September 30, 2016 and December 31, 2015, respectively. The decrease in the fair value of the contingent consideration was due to reduced actual and forecasted cash flows for this reporting unit during the earn-out periods. These fair values were based on the use of unobservable inputs and are classified as Level 3 in the FASB's fair value hierarchy.

        The reduced actual and forecasted cash flows at June 30, 2015, were an indicator that we should conduct an interim goodwill impairment test for our wireline reporting unit in the second quarter of 2015. As a result of this test, we recorded a non-cash impairment of $7.1 million in the second quarter of 2015. We estimated the fair value using the income approach. The significant inputs employed in determining fair value included, but were not limited to, projected financial information, growth rates, terminal value, and discount rates. This fair value was based on the use of unobservable inputs and is classified as Level 3 in the FASB's fair value hierarchy.

  Other Intangible Assets

        The following table summarizes our other intangible assets and accumulated amortization:

(In millions)	Gross Carrying Value	Accumulated Amortization	Impairments	Net
At December 31, 2015
Customer relationships	$873.8	$(403.3)	$(470.5)	$—
Tradename	59.7	—	(30.2)	29.5
Proprietary chemical blends	73.5	(68.5)	(5.0)	—

Total	$1,007.0	$(471.8)	$(505.7)	$29.5

        Our tradename has an indefinite life and, therefore, is not amortized. For our definite-lived intangible assets, the weighted-average amortization periods prior to the impairments in 2015 were ten years for customer relationships and five years for proprietary chemical blends. In the fourth quarter of 2015 we impaired all of our customer relationships and proprietary chemical blends. Refer to Note 10—"Impairments and Other Charges" for more discussion of our 2015 impairments.

        Amortization for definite-lived intangible assets was $102.5 million in 2015. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is zero due to the impairments recorded in 2015.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 6—DEBT

        The following table summarizes our long-term debt:

	December 31, 2015	September 30, 2016
		(unaudited)
Senior floating rate notes due June 2020	$350.0	$350.0
Term loan due April 2021	480.0	431.0
Senior notes due May 2022	470.0	426.3

Total principal amount	1,300.0	1,207.3
Less unamortized discount and debt issuance costs	(23.8)	(19.6)

Total long-term debt	$1,276.2	$1,187.7

Estimated fair value of long term debt	$508.4	$632.9

        Estimated fair values for our term loan and senior notes were determined using recent trading activity and/or bid-ask spreads and are classified as Level 2 in the FASB's fair value hierarchy.

  2020 Senior Floating Rate Notes

        On June 1, 2015, we completed an offering of $350 million of senior secured floating rate notes due June 15, 2020, in a private offering to qualified institutional buyers ("2020 Senior Notes"). The 2020 Senior Notes bear interest at a three-month London Interbank Offered Rate ("LIBOR") plus a margin of 7.5% per annum. Interest is payable quarterly, in arrears, on March 15, June 15, September 15 and December 15.

        The 2020 Senior Notes were issued at a discount of $3.5 million for aggregate consideration of $346.5 million and resulted in net proceeds to the Company of $340.5 million after debt issuance costs of $6.0 million.

        The obligation to pay principal and interest on the 2020 Senior Notes is jointly and severally guaranteed on a full and unconditional basis by all of our wholly owned domestic subsidiaries. The 2020 Senior Notes are secured on a first priority basis by our accounts receivable, inventory, deposit accounts, and certain hydraulic fracturing and other equipment. The 2020 Senior Notes are secured on a second priority basis by 100% of the equity interests of our existing and future domestic subsidiaries and 65% of the voting equity interests of our existing and future foreign subsidiaries.

        The 2020 Senior Notes are redeemable, at our option, beginning on June 15, 2016, at a premium of 3%. The redemption premium then declines each year until June 15, 2018, at which time we may redeem the notes at par value.

        The 2020 Senior Notes contain covenants that could, in certain circumstances, limit our ability to issue additional debt, repurchase or pay dividends on our common or preferred stock, sell substantially all of our assets, make certain investments, or enter into certain other transactions.

        We were in compliance with all of the covenants in the indenture governing our 2020 Senior Notes at December 31, 2015 and September 30, 2016.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 6—DEBT (Continued)

  2022 Senior Notes

        On April 16, 2014, we completed an offering of $500 million of 6.25% senior secured notes due May 1, 2022, in a private offering to qualified institutional buyers ("2022 Senior Notes"). Interest is payable semiannually, in arrears, on May 1 and November 1. The Company received net proceeds of $489.7 million after debt issuance costs of $10.3 million.

        The obligation to pay principal and interest on the 2022 Senior Notes is jointly and severally guaranteed on a full and unconditional basis by all of our wholly owned domestic subsidiaries. The 2022 Senior Notes are secured on a first priority basis by 100% of the equity interests of our existing and future domestic subsidiaries and 65% of the voting equity interests of our existing and future foreign subsidiaries. The 2022 Senior Notes are secured on a second priority basis by our accounts receivable, inventory, and deposit accounts, which also secure our 2020 Senior Notes as discussed above. All security requirements for the 2022 Senior Notes will cease upon the full repayment of our $550 million term loan discussed below.

        The 2022 Senior Notes are redeemable, at our option, beginning on May 1, 2017, at a premium of approximately 4.7%. The redemption premium then declines each year until May 1, 2020, at which time we may redeem the notes at par value.

        The 2022 Senior Notes contain covenants that could, in certain circumstances, limit our ability to issue additional debt, repurchase or pay dividends on our common or preferred stock, sell substantially all of our assets, make certain investments, or enter into certain other transactions.

        In 2016, we repurchased $43.7 million of aggregate principal amount of 2022 Senior Notes. We recognized a gain on debt extinguishment of $25.4 million. In 2015, we repurchased $5.0 million of aggregate principal amount of 2022 Senior Notes. We recognized a gain on debt extinguishment of $1.1 million.

        We were in compliance with all of the covenants in the indenture governing our 2022 Senior Notes at December 31, 2015 and September 30, 2016.

  Term Loan

        On April 16, 2014, we entered into a $550 million term loan, which matures on April 16, 2021, ("Term Loan") with a group of lenders with Wells Fargo, N.A., as administrative agent. The Term Loan bears interest at a London Interbank Offered Rate ("LIBOR") plus a margin of 4.75% per annum, with a 1.00% LIBOR floor. Interest is payable on interest rate reset dates, which generally will be on a three-month basis.

        The Term Loan was issued at a discount of $2.7 million for aggregate consideration of $547.3 million and resulted in net proceeds to the Company of $540.0 million after debt issuance costs of $7.3 million.

        The obligation to pay principal and interest on the Term Loan is jointly and severally guaranteed on a full and unconditional basis by all of our wholly owned domestic subsidiaries. The Term Loan is secured on the same basis as the 2022 Senior Notes as discussed above.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 6—DEBT (Continued)

        The Term Loan contains substantially the same covenants as the 2022 Senior Notes and the 2020 Senior Notes. None of the Term Loan, the 2022 Senior Notes, or the 2020 Senior Notes contain maintenance financial covenants.

        In 2016, we repaid $49.0 million of aggregate principal amount of Term Loan. We recognized a gain on debt extinguishment of $28.3 million.

        We were in compliance with all of the covenants in the Term Loan at December 31, 2015 and September 30, 2016.

  Revolving Credit Facility

        On April 16, 2014, we entered into a five-year, $200 million revolving credit facility with a group of lenders and Wells Fargo, N.A., as administrative agent. In connection with the issuance of the 2020 Senior Notes, we repaid all amounts outstanding under, and terminated, this revolving credit facility in 2015. We incurred a loss of $1.7 million, which primarily related to the write-off of deferred issuance costs, in connection with the termination of the revolving credit facility. This amount is classified as "Gain or loss on extinguishment of debt, net" on our Consolidated Statements of Operations.

        The following table summarizes the maturities of our long-term debt at December 31, 2015:

(In millions)
2016	$—
2017	—
2018	—
2019	—
2020	350.0
2021 and thereafter	950.0

Total principal amount of long-term debt	$1,300.0

NOTE 7—CONVERTIBLE PREFERRED STOCK

        In September 2012, we issued and sold 350,000 shares of Series A convertible preferred stock, par value $0.01 per share (the "Preferred Stock"), to certain of our then existing common stockholders. The Preferred Stock was sold for aggregate consideration of $350 million, and resulted in net proceeds to the Company of $349.8 million after the payment of $0.2 million in issuance costs.

        Each share of Preferred Stock is convertible into 2,573 shares of our common stock, subject to adjustment upon the occurrence of specified events set forth under terms of the Preferred Stock.

        The Preferred Stock is redeemable at the Company's option at any time after all of our debt has been repaid. The redemption price per share is an amount in cash equal to the original price per share of the Preferred Stock, plus such additional amount as would give the holder an after-tax internal rate of return for investment in the Preferred Stock of 25% per annum (the "Accreted Amount"). At December 31, 2015, the Accreted Amount of the Preferred Stock was estimated to be $724.5 million.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 7—CONVERTIBLE PREFERRED STOCK (Continued)

        The Preferred Stock is mandatorily convertible into shares of our common stock in connection with an initial public offering of our common stock if both of the following conditions are met (a "Qualified IPO"):

  •
  Aggregate proceeds to the Company are at least $250 million; and

  •
  The initial offering price to the public is not less than $1.50 per share.

        In connection with a Qualified IPO, each share of Preferred Stock is convertible into the number of shares of common stock that has a market value (based on the initial offering price to the public) equal to the Accreted Amount.

        The Preferred Stock is mandatorily redeemable for cash upon a change of control, provided that all our debt has been repaid. Each share of Preferred Stock will be redeemed for an amount in cash equal to the higher of:

  •
  The Accreted Amount or

  •
  The original purchase price of the Preferred Stock plus an amount equal to 20% of the then outstanding equity value of the Company divided by the number of Preferred Stock shares then outstanding.

        The Preferred Stock ranks senior to our common stock with respect to dividend rights and distribution rights in the event of any liquidation, winding-up or dissolution of the Company. The amount that each share of Preferred Stock is entitled to in liquidation is equal to the Accreted Amount.

        The holders of the Preferred Stock are also common stockholders of the Company and collectively control 100% of our board of director seats. Therefore, the Preferred Stock holders can direct the Company to redeem the Preferred Stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for the periods presented due to the amount of debt outstanding. Therefore, we have classified the Preferred Stock as temporary equity on our Consolidated Balance Sheets but have not recorded any accretion of the Preferred Stock in our consolidated financial statements.

NOTE 8—STOCK-BASED COMPENSATION

  Restricted Stock Awards

        Historically, certain members of our executive team were granted restricted stock awards. These awards vest at various points in time over vesting periods of up to four years. The most current fair

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 8—STOCK-BASED COMPENSATION (Continued)

value of one share of our common stock is utilized to determine the fair value of the award on the grant date. The following table summarizes our transactions related to restricted stock awards in 2015.

	Number of Units (in thousands)	Weighted- Average Grant Date Fair Value
Unvested balance at January 1, 2015	4,133	$0.61
Granted	—	—
Vested or released(1)	(3,967)	0.60
Forfeited	(166)	0.75

Unvested balance at December 31, 2015	—	$—

(1)
Certain granted but unvested shares are released for tax withholdings on the participant's behalf.

        The total fair value of restricted stock vested in 2015 was $2.4 million. At December 31, 2015, there were no unvested restricted stock awards.

  Restricted Stock Units

        In 2014, our stockholders approved the 2014 Long-Term Incentive Plan ("2014 LTIP"). The 2014 LTIP authorizes the grant of up to 55 million restricted stock units ("RSU") to salaried employees of the Company, as determined by the compensation committee of the board of directors. This plan expires on March 3, 2024. The 2014 LTIP allows for the grant of stock-settled and cash-settled RSUs.

        The awards that were granted in 2014 have three vesting conditions: a performance condition based on Company goals, a performance condition based on the occurrence of a qualifying liquidity event such as an initial public offering of our common stock, and a service-period condition. The performance condition was based on Company goals that provided for an upward or downward adjustment to the RSUs granted based on Company performance. The service-period condition provides that 50% of the number of adjusted RSUs vest on each of December 31, 2015, and December 31, 2016.

        The following table summarizes our transactions related to the stock-settled RSUs in 2015:

	Number of Units (in thousands)	Weighted- Average Grant Date Fair Value
Unvested balance at January 1, 2015	40,215	$0.22
Granted	—	—
Vested	—	—
Forfeited	(23,697)	0.22

Unvested balance at December 31, 2015	16,518	$0.22

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 8—STOCK-BASED COMPENSATION (Continued)

        Under generally accepted accounting principles for stock-based compensation, a performance condition that is based on a corporate liquidity event such as an initial public offering of common stock precludes the recognition of compensation expense related to the awards until this performance condition has been met. Therefore, no compensation expense for these awards will be recognized until this performance condition has been met. At December 31, 2015, there was $3.6 million and $2.8 million of total unrecognized compensation cost related to unvested stock-settled RSUs and unvested cash-settled RSUs, respectively.

        The compensation cost charged against income for all stock-based compensation was $1.8 million in 2015. The total income tax benefit for all stock-based compensation was $0.2 million in 2015; however, such benefit was offset by the valuation allowance against our deferred tax assets.

NOTE 9—RETIREMENT PLAN

        We offer a 401(k) defined contribution retirement plan ("401(k) Plan"), which allows a participant to defer, by payroll deductions, from 0% to 100% of the participant's annual compensation, limited to certain annual maximums set by the Internal Revenue Code. The 401(k) Plan has historically provided a discretionary matching contribution to each participant's account. Company matching contributions to the 401(k) Plan are made in cash and were $5.5 million in 2015. The Company suspended matching contributions in July 2015.

NOTE 10—IMPAIRMENTS AND OTHER CHARGES

        The following table summarizes our impairments and other charges:

	Year Ended December 31,	Nine Months Ended September 30,
(In millions)	2015	2015	2016
		(unaudited)
Impairment of assets and goodwill	$572.9	$7.6	$7.0
Supply commitment charges	11.0	10.0	1.5
Lease abandonment charges	1.8	1.1	1.4
Employee severance costs	13.1	12.0	0.8
Inventory write-down	24.5	24.5	—
Acquisition earn-out adjustments	(3.4)	(3.0)	—

Total impairments and other charges	$619.9	$52.2	$10.7

  Impairment of Assets and Goodwill

        During the first nine months of 2016, we recorded asset impairments of $7.0 million related to certain service equipment and real property that we no longer use and identified to sell. During the first nine months of 2015, we recorded a non-cash goodwill impairment of $7.1 million for our wireline reporting unit and an asset impairment of $0.5 million related to certain real property that we no longer use.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 10—IMPAIRMENTS AND OTHER CHARGES (Continued)

        In the fourth quarter of 2015, we concluded that the persistent low commodity price environment and its effect on our current and forecasted cash flows required us to perform multiple asset impairment tests. As a result, we recorded a number of asset impairments in the fourth quarter of 2015, as described below:

  •
  We evaluated the long-lived assets of our pressure pumping asset group for impairment and concluded that the fair value of this asset group was lower than the carrying value of the assets in the asset group. We recognized a total impairment for this asset group of $487.0 million. Of this amount, $461.4 million was attributable to our customer relationships, $20.6 million was attributable to certain equipment, and $5.0 million was attributable to our proprietary chemical blends.

  •
  We evaluated the long-lived assets of our wireline asset group for impairment and concluded that the fair value of this asset group was lower than the carrying value of the assets in the asset group. We recognized a total impairment for this asset group of $33.3 million. Of this amount $24.2 million was attributable to certain equipment and $9.1 million was attributable to our customer relationships.

  •
  We evaluated our tradename intangible asset for impairment and concluded that the fair value of this asset was lower than its carrying value, which resulted in an impairment of $30.2 million.

  •
  We recorded $14.8 million of impairments for certain land and buildings that we no longer use.

        We are closely monitoring current industry conditions and future expectations. Our current forecast anticipates improving industry conditions in 2017; however, if the industry conditions from the past two years continue for a prolonged period or worsen, we may be subject to additional impairments of long-lived assets or intangible assets in future periods. Refer to Note 15—"Nonrecurring Fair Value Measurements" for more information on these impairments.

  Supply Commitment Charges

        We have recorded supply commitment charges related to contractual inventory purchase commitments to certain proppant suppliers. In 2015 and for the first nine months of 2016, we recorded charges under these supply arrangements of $11.0 million and $1.5 million, respectively. These charges were attributable to our decreased volume of purchases from these suppliers due to our lower activity levels in both periods. Additionally, in 2016, our decreased purchases were also due to certain customers procuring their own proppants.

        While we have successfully worked with our vendors to minimize charges related to these purchase commitments, if industry conditions do not improve or if we are unable to work with our vendors in the future, we may incur supply commitment charges in future periods.

  Lease Abandonment Charges

        In 2015 and for the first nine months of 2016, we vacated certain leased facilities to consolidate our operations. We recognized expense of $1.8 million and $1.4 million, respectively, in connection with these actions.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 10—IMPAIRMENTS AND OTHER CHARGES (Continued)

  Employee Severance Costs

        In 2015 and for the first nine months of 2016, we incurred employee severance costs of $13.1 million and $0.8 million, respectively, in connection with our corporate and operating restructuring initiatives. At December 31, 2015 and September 30, 2016, we had paid substantially all severance payments owed to former employees.

  Inventory Write-down

        In 2015, we made improvements to our supply chain that have reduced our inventory requirements. In connection with this initiative we executed a program to liquidate excess inventory. We recorded a $24.5 million inventory write-down charge in connection with this liquidation program.

  Acquisition earn-out adjustments

        Refer to Note 5—"Goodwill and Other Intangible Assets" for discussion of our acquisition earn-out adjustments.

NOTE 11—ASSET DISPOSALS

        We sold substantially all of our remaining sand transportation equipment and related inventory in February 2016. We received $8.0 million of proceeds and recognized a $0.3 million gain on this sale during the first nine months of 2016. In 2016, we also sold a number of other surplus pieces of property and equipment. During the first nine months of 2016, we received $18.3 million of proceeds and recognized a $1.4 million net loss on the sale of these assets.

NOTE 12—GAIN ON INSURANCE RECOVERIES

        In January 2016, a fire at one of our job sites in Oklahoma destroyed substantially all of the equipment in one of our fleets. These assets were insured at values greater than their carrying values. During the first nine months of 2016, we received $19.0 million of insurance recovery proceeds for these assets, which exceeded their carrying values by $15.1 million.

NOTE 13—INCOME TAXES

        The following table summarizes the components of income tax expense (benefit):

(In millions)	Year Ended December 31, 2015
Current:
Federal	$—
State	(1.5)

Total current	(1.5)
Total deferred	—

Income tax benefit	$(1.5)

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 13—INCOME TAXES (Continued)

        Actual income tax expense (benefit) differed from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes as follows:

(In millions)	Year Ended December 31, 2015
Loss before income taxes	$(1,014.7)
Statutory federal income tax rate	35.0%

Federal income tax benefit at statutory rate	(355.1)
Change in valuation allowance	380.0
Non-deductible goodwill and other intangible impairment charges	—
State income taxes, net of federal effect	(26.8)
Other non-deductible expenses	0.4

Income tax benefit	$(1.5)

Effective tax rate	0.1%

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In millions)	December 31, 2015
Deferred tax assets:
Goodwill and intangible assets	$725.4
Federal net operating loss carryforwards	433.2
State net operating loss carryforwards, net of federal benefit	24.9
Accrued expenses	12.8
Other	17.4

Gross deferred tax assets	1,213.7
Valuation allowance	(1,175.1)

Total deferred tax assets	38.6

Deferred tax liabilities:
Property, plant, and equipment	38.6

Total deferred tax liabilities	38.6

Net deferred tax assets	$—

        Because of our valuation allowance, no deferred tax assets or liabilities are included in the Consolidated Balance Sheets.

        At December 31, 2015, our gross federal net operating loss carryforwards were $1.24 billion, which will expire on various dates between 2032 and 2035. At December 31, 2015, our gross state net

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 13—INCOME TAXES (Continued)

operating loss carryforwards were $447.6 million, which will expire on various dates between 2017 and 2035.

        A reconciliation of the valuation allowance for deferred tax assets from January 1, 2015 to December 31, 2015 is as follows:

(In millions)	2015
Balance at January 1	$795.1
Additions, charged to expense	380.0
Deductions	—

Balance at December 31	$1,175.1

        In 2012, we established a full valuation allowance with respect to our U.S. federal net deferred tax assets and state net deferred tax assets. We considered all available positive and negative evidence in evaluating whether these deferred tax assets were more likely than not to be realized. The significant negative evidence of our loss generated before income taxes in 2012 could not be overcome by considering other sources of taxable income, which included the reversal of taxable temporary differences and tax-planning strategies. A significant piece of negative evidence that we consider is cumulative losses (generally defined as losses before income taxes) incurred over the most recent three-year period. Such evidence limits our ability to consider other subjective evidence such as our projections for future growth. At December 31, 2015, we had incurred cumulative losses over the applicable three-year period.

        We continue to provide a valuation allowance against our net U.S. federal and state deferred tax assets. Deferred tax assets related to our U.S. federal and state operating losses are still available to us to offset future taxable income, subject to limitations in the event of a change of control under Section 382 of the Internal Revenue Code. At December 31, 2015, we had not incurred such an ownership change. We will adjust this valuation allowance as we change our assessment of the amount of deferred income tax assets that are more likely than not to be realized.

        A reconciliation of the liability for gross unrecognized income tax benefits (excluding interest) from January 1, 2015 to December 31, 2015 is as follows:

(In millions)	2015
Balance at January 1	$2.5
Lapse in applicable statute of limitations	(1.1)

Balance at December 31	$1.4

        The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1.6 million at December 31, 2015. We do not expect the amount of unrecognized tax benefits related to our uncertain tax positions to change significantly within the next 12 months.

        We recognize accrued interest and penalties related to any uncertain tax positions as part of the tax provision. At December 31, 2015, we had $0.2 million of accrued interest expense associated with

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 13—INCOME TAXES (Continued)

unrecognized tax benefits. Interest expense associated with unrecognized tax benefits was $0.1 million in 2015.

        FTS International, Inc. and its U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. We do not currently have significant operations or undistributed earnings in foreign jurisdictions. Our tax returns are currently subject to examination in various federal and state jurisdictions for tax years from 2012 through 2015.

NOTE 14—COMMITMENTS AND CONTINGENCIES

  Operating Leases

        We lease certain administrative and sales offices, operational facilities and office equipment in various cities. We also lease some service equipment and light duty vehicles. Some of our lease agreements include renewal or purchase options that we may choose to exercise at the end of the lease term. Total rental expense under our operating leases was $31.7 million in 2015.

        At December 31, 2015, our future minimum rental commitments due under non-cancellable operating leases is summarized below:

(In millions)	2016	2017	2018	2019	2020	Thereafter
Operating leases	$21.8	$16.2	$6.4	$3.1	$2.4	$3.1

  Purchase Obligations

        We have purchase commitments with certain vendors to supply a significant portion of the proppant used in our operations. These agreements have remaining terms ranging from one to seven years. Some of these agreements are take-or-pay agreements with minimum unconditional purchase obligations. These minimum purchase obligations could change based upon the vendors ability to supply a minimum requirement. Total purchases made under these agreements were $49.7 million in 2015. At December 31, 2015, our future minimum purchase commitments due under these agreements is summarized below:

(In millions)	2016	2017	2018	2019	2020	Thereafter
Purchase obligations	$39.5	$84.7	$50.5	$50.5	$46.8	$187.2

        In 2016 we renegotiated a number of our supply contracts with purchase commitments. At September 30, 2016, our future minimum purchase commitments due under these agreements is summarized below:

(In millions)	Remainder of 2016	2017	2018	2019	2020	Thereafter
Purchase obligations	$6.7	$56.9	$60.4	$53.2	$49.5	$188.6

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 14—COMMITMENTS AND CONTINGENCIES (Continued)

  Litigation

        In the ordinary course of business, we are subject to various legal proceedings and claims, some of which may not be covered by insurance. Many of these legal proceedings and claims are in early stages, and many of them seek an indeterminate amount of damages. We estimate and provide for potential losses that may arise out of legal proceedings and claims to the extent that such losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different from these estimates. When preparing our estimates, we consider, among other factors, the progress of each legal proceeding and claim, our experience and the experience of others in similar legal proceedings and claims, and the opinions and views of legal counsel.

        On September 25, 2012, Continental Industries Group, Inc. ("Continental") filed a lawsuit against FTS International, Inc. and FTS International Services, LLC in the United States District Court, Southern District of New York entitled Continental Industries Group, Inc. v. FTS International, Inc. and FTS International Services, LLC. In its petition, Continental claimed that FTSI breached a supply agreement and cancelled two alleged purchase orders related to the procurement of guar gum in 2012. Continental claimed that it was entitled to damages of approximately $58.0 million related to the breach of contract claim and approximately $4.5 million related to the cancelled purchase order claim. A jury trial for this case was held and, on November 3, 2015, the jury returned verdicts in favor of Continental for both claims. The jury awarded damages to Continental in the aggregate amount of $5.3 million, of which $2.1 million related to the supply agreement case and $3.2 million related to the purchase order case. In January 2016 we settled this lawsuit with Continental for a confidential amount and the financial effects of this matter have been included in our consolidated financial statements.

        We believe that costs associated with other legal matters will not have a material adverse effect on our consolidated financial statements.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 15—NONRECURRING FAIR VALUE MEASUREMENTS

        The following table represents the placement in the fair value hierarchy of assets that were measured at fair value on a nonrecurring basis. Refer to Note 10—"Impairments and Other Charges" for further discussion.

			Fair value measurements using
	Previous Carrying Values(1)	Total Fair Value(1)
			Level 1	Level 2	Level 3
During 2015
Pressure pumping asset group(2)
Customer relationships(3)	$461.4	$—	$—	$—	$—
Equipment(4)	424.0	403.4	—	—	403.4
Proprietary chemical blends(3)	5.0	—	—	—	—

	$890.4	$403.4	$—	$—	$403.4

Wireline asset group(2)
Property and equipment(4)(5)	$39.2	$15.0	$—	$—	$15.0
Customer relationships(3)	9.1	—	—	—	—
Goodwill	7.1	—	—	—	—

	$55.4	$15.0	$—	$—	$15.0

Tradename(3)	$59.7	$29.5	$—	$—	$29.5
Property no longer used(5)	$22.8	$7.5	$—	$—	$7.5
(unaudited)
During the first nine months of 2016
Property no longer used	$1.0	$—	$—	$—	$—
Long-lived assets held for sale(6)	12.4	6.4	—	—	6.4

	$13.4	$6.4	$—	$—	$6.4

(1)
Represents the value on the date of the fair value measurement.

(2)
Valued using the income approach and the market approach valuation techniques.

(3)
Valued using the income approach.

(4)
Equipment valued using the cost approach, which is a valuation technique that estimates the amount that would be currently required to replace an asset's service capacity.

(5)
Property valued using the market approach based on the sales prices of comparable properties and/or estimates obtained from commercial brokers.

(6)
Equipment value based on pending contract price. Assets held for sale are classified as "Prepaid Expenses and Other Current Assets" on our Consolidated Balance Sheets.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 16—EARNINGS (LOSS) PER SHARE

        The numerators and denominators of the basic and diluted earnings (loss) per share ("EPS") computations for our common stock are calculated as follows:

	Year Ended December 31,	Nine Months Ended September 30,
(In millions, except per share amounts)	2015	2015	2016
		(unaudited)
Numerator:
Net loss	$(1,013.2)	$(355.7)	$(140.6)
Convertible preferred stock accretion	(144.9)	(105.2)	(132.1)

Net loss attributable to common stockholders used for basic EPS computation	(1,158.1)	(460.9)	(272.7)
Add back the effect of dilutive securities:
Convertible preferred stock accretion(1)	–	–	–

Net loss attributable to common stockholders used for diluted EPS computation	$(1,158.1)	$(460.9)	$(272.7)

Denominator:
Weighted average shares used for basic EPS computation	3,589.7	3,590.4	3,586.5
Effect of dilutive securities:
Convertible preferred stock(1)	–	–	–
Restricted stock units(2)	–	–	–

Dilutive potential common shares	–	–	–

Number of shares used for diluted EPS computation	3,589.7	3,590.4	3,586.5

Basic and diluted EPS	$(0.32)	$(0.13)	$(0.08)

(1)
Dilutive securities in our diluted EPS calculation do not include the effects of converting the convertible preferred stock because the effect would be antidilutive. The number of common stock equivalents attributable to convertible preferred stock was 901 million shares for all periods presented.

(2)
Dilutive securities in our diluted EPS calculation do not include RSUs granted under our 2014 LTIP. Vesting of these RSUs is dependent upon the satisfaction of both a service condition and a corporate liquidity event such as an initial public offering of our common stock. As of September 30, 2016, a corporate liquidity event had not occurred and until it occurs, the holders of these RSUs have no rights in our undistributed earnings. Therefore, they are excluded from the effect of dilutive securities. The number of common stock equivalents attributable to the RSUs were 16.5 million shares, 25.4 million shares, and 11.8 million shares for the year ended December 31, 2015, and for the nine month periods ended September 30, 2015 and 2016, respectively.

FTS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of September 30, 2016 and for the nine
months ended September 30, 2016 and 2015, is unaudited)

NOTE 17—UNAUDITED PRO FORMA INFORMATION

  Pro Forma Balance Sheet Information

        The unaudited balance sheet as of September 30, 2016 has been presented to give effect to transactions that will occur in connection with our initial public offering that are anticipated to have a material effect on the capitalization of the Company, including, (i) a reverse stock split at a ratio of         :         , and (ii) a conversion of convertible preferred stock into issued and outstanding common stock at a fixed exchange ratio.

  Pro Forma Earnings (Loss) Per Share Information

        The unaudited calculation of pro forma earnings (loss) per share has been presented to give effect to the aforementioned changes in the Company's capitalization that are expected to occur upon completion of this offering.

        Through and including                           , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                      Shares

FTS International, Inc.

Common Stock

PROSPECTUS

                           , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the filing and listing fees payable to the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, and stock exchange listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment

ITEM 14.    Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation and our bylaws, each of which as will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends, unlawful stock purchase or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        We intend to enter into indemnification agreements with each of our directors and officers that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company, provided that such person's conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or which involved intentional misconduct or a knowing violation of laws.

        At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

        We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.    Recent Sales of Unregistered Securities

        Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

        On March 31, 2014, we made awards of restricted shares of common stock to three now former employees pursuant to their employment agreements. Mr. James Coy Randle, Jr. was awarded 2,000,000 shares of common stock, which were subject to vesting in four equal installments on July 15, 2014, July 15, 2015, June 29, 2016 and June 29, 2017. Mr. Kevin Krebs was awarded 1,600,000 shares of common stock, which were subject to vesting in three equal installments on October 26, 2014, October 26, 2015 and October 26, 2016. Mr. Mahmoud Asadi was awarded 333,333 shares of common stock, which were subject to vesting in four equal installments on May 16, 2014, May 16, 2015, May 16, 2016 and May 16, 2017. None of these awards are currently outstanding.

        On April 16, 2014, we completed an offering of $500 million in principal amount of our 2022 Notes. The initial purchasers of the 2022 Notes were Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Barclays Capital Inc. Pursuant to a purchase agreement among us and the initial purchasers, we sold the 2022 Notes to the initial purchasers for an aggregate principal amount of $491.25 million at a discount of 1.75%, and the initial purchasers resold the 2022 Notes at par to qualified institutional buyers under Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

        On June 1, 2015, we completed a private offering of $350.0 million in principal amount of our 2020 Notes. The initial purchaser of the 2020 Notes was Wells Fargo Securities, LLC. Pursuant to a purchase agreement between us and the initial purchaser, we sold the 2020 Notes to the initial purchaser for an aggregate principal amount of $346.5 million at a discount of 1.0%, and the initial purchaser resold the 2020 Notes at par to qualified institutional buyers under Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

        On August 28, 2015, we issued 94,339 shares of common stock to Tom Bates, a former independent director of our Company, for his services as an independent director.

        The issuances of the 2022 Notes, the 2020 Notes and the issuance to Mr. Bates were exempt from registration under Section 4(a)(2) of the Securities Act. The issuance of the restricted stock awarded to Messrs. Randle, Krebs and Asadi were exempt from registration under Rule 701 under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

        Since the adoption of our 2014 LTIP, we have granted 46,380,671 stock-settled restricted stock units under the 2014 LTIP. During this period, no restricted stock units have vested. The restricted stock units will vest upon a liquidity event, which includes an initial public offering for which the aggregate proceeds to be received by the Company are at least $250 million. As of December 31, 2016, 10,990,573 stock-settled restricted stock units remained outstanding.

ITEM 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The exhibits and financial statement schedules filed as part of this registration statement are as follows:

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement

3.1	**	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon the completion of this offering

3.2	**	Form of Amended and Restated Bylaws of the Company, to be in effect upon the completion of this offering

4.1	**	Indenture, dated as of April 16, 2014, among FTS International, Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee

4.2	**	Indenture, dated as of June 1, 2015, among FTS International, Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee

5.1	**	Opinion of Jones Day as to the legality of the securities being registered

10.1	**	Term Loan Agreement, dated as of April 16, 2014, among FTS International, Inc., Wells Fargo Bank, National Association, as administrative agent, and other lenders party thereto

10.2	**†	Employment Agreement dated December 6, 2014, between FTS International, Inc. and Perry Harris

10.3	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Michael J. Doss

10.4	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Buddy Petersen

10.5	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Lance Turner

10.6	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Larry D. Cannon

10.7	**†	Letter Agreement dated August 5, 2015, between FTS International, Inc. and Lance Turner

10.8	**†	Letter Agreement dated December 19, 2016, between FTS International, Inc. and Larry D. Cannon

10.9	**†	FTS International, Inc. 2014 Long-Term Incentive Plan

10.10	**†	Form of Restricted Stock Unit Agreement (Stock Settled) under the 2014 Long-Term Incentive Plan

10.11	**†	Description of Short-Term Incentive Plan

10.12	**†	Form of Indemnification Agreement between the Company and each of its directors and executive officers

10.13	**	Master Service Agreement, by and between Chesapeake Operating, Inc. and FTS International Services, LLC, dated July 9, 2012.

Exhibit Number		Description
10.14	**	Security Agreement dated as of April 16, 2014, by and among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC and U.S. Bank National Association, as collateral agent.

10.15	**	Pari Passu Intercreditor Agreement dated as of April 16, 2014, among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC and U.S. Bank National Association, as collateral agent and Wells Fargo Bank, National Association, in its capacity as administrative agent for the Term Secured Parties (as defined therein).

10.16	**	Junior Lien Intercreditor Agreement dated as of April 16, 2014, among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC, Wells Fargo Bank, National Association in its capacity as administrative agent under the Term Loan Agreement, US Bank National Association, as collateral agent and Wells Fargo Bank, National Association, in its capacity as administrative agent for the ABL Secured Parties (as defined therein).

10.17	**	Guaranty and Security Agreement dated as of April 16, 2014, from FTS International, Inc., FTS International Services, LLC and FTS International Manufacturing, LLC to Wells Fargo Bank, National Association.

10.18	**	Trademark Security Agreement, dated as of April 16, 2014, from FTS international Services, LLC to Wells Fargo Bank, National Association.

16.1	**	Letter from Ernst & Young LLP, dated , 2017, regarding changes in accountant.

21.1	**	List of Subsidiaries

23.1	**	Consent of Grant Thornton LLP

23.2	**	Consent of Jones Day (included as part of Exhibit 5.1 hereto)

24.1	*	Form of Power of Attorney (included on signature page)

*
Submitted herewith

**
To be filed by amendment.

†
Management contract, compensatory plan or arrangement
  (b)
  Financial Statement Schedule

        See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

ITEM 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Worth, State of Texas, on                    , 2017.

FTS INTERNATIONAL, INC.
By:
	Name:	Michael J. Doss
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Doss and Larry D. Cannon, and each of them severally, his true and lawful attorney or attorneys-in-fact and agents, with full power to act with or without the others and with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any or all amendments (including pre-effective and post-effective amendments) to this registration statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform in the name of on behalf of the undersigned, in any and all capacities, each and every act and thing necessary or desirable to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on                     , 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

Michael J. Doss	Chief Executive Officer (principal executive officer)
Lance Turner	Chief Financial Officer and Treasurer (principal financial officer and accounting officer)
Goh Yong Siang	Chairman
Domenic J. Dell'Osso, Jr.	Director

Signature	Title

Bryan J. Lemmerman	Director
Ong Tiong Sin	Director
Boon Sim	Director

INDEX TO EXHIBITS

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement

3.1	**	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon the completion of this offering

3.2	**	Form of Amended and Restated Bylaws of the Company, to be in effect upon the completion of this offering

4.1	**	Indenture, dated as of April 16, 2014, among FTS International, Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee

4.2	**	Indenture, dated as of June 1, 2015, among FTS International, Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee

5.1	**	Opinion of Jones Day as to the legality of the securities being registered

10.1	**	Term Loan Agreement, dated as of April 16, 2014, among FTS International, Inc., Wells Fargo Bank, National Association, as administrative agent, and other lenders party thereto

10.2	**†	Employment Agreement dated December 6, 2014, between FTS International, Inc. and Perry Harris

10.3	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Michael J. Doss

10.4	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Buddy Petersen

10.5	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Lance Turner

10.6	**†	Severance Agreement dated May 3, 2016, between FTS International, Inc. and Larry D. Cannon

10.7	**†	Letter Agreement dated August 5, 2015, between FTS International, Inc. and Lance Turner

10.8	**†	Letter Agreement dated December 19, 2016, between FTS International, Inc. and Larry D. Cannon

10.9	**†	FTS International, Inc. 2014 Long-Term Incentive Plan

10.10	**†	Form of Restricted Stock Unit Agreement (Stock Settled) under the 2014 Long-Term Incentive Plan

10.11	**†	Description of Short-Term Incentive Plan

10.12	**†	Form of Indemnification Agreement between the Company and each of its directors and executive officers

10.13	**	Master Service Agreement, by and between Chesapeake Operating, Inc. and FTS International Services, LLC, dated July 9, 2012.

10.14	**	Security Agreement dated as of April 16, 2014, by and among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC and U.S. Bank National Association, as collateral agent.

Exhibit Number		Description
10.15	**	Pari Passu Intercreditor Agreement dated as of April 16, 2014, among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC and U.S. Bank National Association, as collateral agent and Wells Fargo Bank, National Association, in its capacity as administrative agent for the Term Secured Parties (as defined therein).

10.16	**	Junior Lien Intercreditor Agreement dated as of April 16, 2014, among FTS International, Inc., FTS International Services, LLC, FTS International Manufacturing, LLC, Wells Fargo Bank, National Association in its capacity as administrative agent under the Term Loan Agreement, US Bank National Association, as collateral agent and Wells Fargo Bank, National Association, in its capacity as administrative agent for the ABL Secured Parties (as defined therein).

10.17	**	Guaranty and Security Agreement dated as of April 16, 2014, from FTS International, Inc., FTS International Services, LLC and FTS International Manufacturing, LLC to Wells Fargo Bank, National Association.

10.18	**	Trademark Security Agreement, dated as of April 16, 2014, from FTS international Services, LLC to Wells Fargo Bank, National Association.

16.1	**	Letter from Ernst & Young LLP, dated , 2017, regarding changes in accountant.

21.1	**	List of Subsidiaries

23.1	**	Consent of Grant Thornton LLP

23.2	**	Consent of Jones Day (included as part of Exhibit 5.1 hereto)

24.1	*	Form of Power of Attorney (included on signature page)

*
Submitted herewith

**
To be filed by amendment.

†
Management contract, compensatory plan or arrangement